UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): October 30, 2020

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On October 30, 2020, Denbury Inc. (NYSE: DEN), through our principal wholly-owned operating subsidiary, Denbury Onshore, LLC ("Onshore"), closed two transactions ("Pipeline Transactions") with wholly-owned indirect subsidiaries of Genesis Energy, L.P. ("Genesis") to reacquire the Northeast Jackson Dome Pipeline in Mississippi and Louisiana ("NEJD Pipeline") and the Free State Pipeline in Mississippi ("Free State Pipeline").

NEJD Pipeline Transactions

On October 30, 2020, Onshore and Genesis NEJD Pipeline, LLC entered into an Amended and Restated Pipeline Financing Lease Agreement ("Amended Financing Lease") to amend and restate the Pipeline Financing Lease Agreement between such parties dated as of May 30, 2008 ("Original Lease"). Pursuant to the Amended Financing Lease, on October 30, 2020, Denbury reacquired the NEJD Pipeline system from Genesis in exchange for $70 million in full settlement of Onshore's remaining obligations under the Original Lease. According to its terms, the Amended Financing Lease terminated immediately after its effectiveness on October 30, 2020, and concurrently in replacement thereof, Onshore executed a secured promissory note dated October 30, 2020 (the "Promissory Note") to pay Genesis a total of $70 million, payable in four consecutive quarterly installments of $17.5 million on each of January 31, April 30, July 31 and October 31, 2021.

Free State Pipeline Transactions

On October 30, 2020, Onshore and Genesis Free State Pipeline, LLC entered into a Pipeline Purchase and Sale Agreement ("Free State Purchase and Sale Agreement"), pursuant to which Onshore reacquired the Free State Pipeline from Genesis on October 30, 2020, in exchange for a single payment of $22.5 million on the same date.

The foregoing descriptions of the Amended Financing Lease, Promissory Note and Free State Purchase and Sale Agreement are not complete and are qualified in their entirety by reference to the full text thereof, which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Current Report and are incorporated by reference in this Item 1.01.

Section 2 – Financial Information

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On the October 30, 2020, the Company entered into certain direct financial obligations under the Amended Financing Lease and Promissory Note described in Item 1.01 above. The descriptions of the Amended Financing Lease and Promissory Note set forth in Item 1.01 of this Current Report are incorporated herein by reference.

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On November 2, 2020, the Company issued a press release regarding the Pipeline Transactions, a copy of which is attached to this Form 8-K as Exhibit 99.1.

The information included in this Item 7.01, including in Exhibit 99.1, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act of 1933, as amended.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
10.1*†	Amended and Restated Pipeline Financing Lease Agreement, dated as of October 30, 2020, by and between Genesis NEJD Pipeline, LLC, as Lessor, and Denbury Onshore, LLC, as Lessee.
10.2*	Promissory Note, dated as of October 30, 2020, by Denbury Onshore, LLC in favor of Genesis NEJD Pipeline, LLC.
10.3*	Pipeline Purchase and Sale Agreement, dated as of October 30, 2020, by and between Denbury Onshore, LLC and Genesis Free State Pipeline, LLC.
99.1*	Denbury Press Release, dated November 4, 2020.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.
†   Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 4, 2020   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Exhibit 10.1

Execution Version

AMENDED AND RESTATED PIPELINE FINANCING LEASE AGREEMENT

by and between

GENESIS NEJD PIPELINE, LLC

AS LESSOR

and

DENBURY ONSHORE, LLC,

as LESSEE

for the North East Jackson Dome Pipeline System

Dated: October 30, 2020

All right, title and interest of Lessor under this Financing Lease, which includes Lessor's interest in the property subject to this Financing Lease, have been collaterally assigned to and are subject to a security interest in favor of Genesis SPE 1 (as defined below) pursuant to a Collateral Agreement (the "Collateral Agreement"). This Financing Lease has been executed in several counterparts. To the extent, if any, that this Financing Lease constitutes chattel paper (as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction), no lien on this Financing Lease may be created through the transfer or possession of any counterpart other than the original counterpart containing the receipt therefor executed by Genesis SPE 1, on or following the signature page hereof.

TABLE OF CONTENTS

Exhibits:

Exhibit A-l   Pipeline System
Exhibit A-2   Rights-of-Way
Exhibit B   Amortization Schedule
Exhibit C   Dispute Resolution Procedures
Exhibit D-l   Mississippi Conveyance
Exhibit D-2   Louisiana Conveyance
Exhibit E   Exchange Note
Exhibit F-1   Exchange Deed of Trust (MS)
Exhibit F-2   Exchange Mortgage (LA)
Exhibit G   Exchange Guaranty
Exhibit H-l   UCC Financing Statement (DE)

<u>Schedules:</u>

AMENDED AND RESTATED PIPELINE FINANCING LEASE AGREEMENT

THIS AMENDED AND RESTATED PIPELINE FINANCING LEASE AGREEMENT (this "Financing Lease") dated this 30th day of October, 2020 (the "Effective Date"), is entered into by and between GENESIS NEJD PIPELINE, LLC a Delaware limited liability company ("Lessor"), and DENBURY ONSHORE, LLC, a Delaware limited liability company ("Lessee").

R E C I T A L S:

WHEREAS, on May 30, 2008 (the "Original Effective Date"), Lessor and Lessee entered into that certain Pipeline Financing Lease Agreement (the "Original Lease") for the North East Jackson Dome Pipeline System located in the State of Mississippi and the State of Louisiana, pursuant to which Lessee leases the North East Jackson Dome Pipeline System and 100% of its capacity on an exclusive basis from Lessor.

WHEREAS, on July 30, 2020, Lessee, together with DRI and certain of its Affiliates (including Lessee), commenced a voluntary case under Chapter 11 of Title 11 of the United States Code (collectively, the "Bankruptcy Cases"), which constituted a Lease Event of Default and a Bankruptcy Default under the terms of the Original Lease (collectively, the "DRI Bankruptcy Default").

WHEREAS, in connection with the Bankruptcy Cases, Lessor and Lessee have reached a settlement agreement (the "Settlement") pursuant to which, among other things, (a) on the Effective Date, Lessor shall convey the Pipeline System to Lessee and (b) Lessee shall pay Lessor $70 million (the "Settlement Amount") in four consecutive quarterly installments of $17.5 million to be payable on the last day of the first month of each quarter, commencing on January 31, 2021 (or if such day is not a business day, the next succeeding business day).

WHEREAS, in order to effect the Settlement, each of Lessor and Lessee has agreed to amend and restate the Original Lease in its entirety by entering into this Financing Lease; provided that (i) this Financing Lease shall provide for an optional remedy in connection with the Bankruptcy Default that would permit Lessor and Lessee to elect the Exchange Note Option, (ii) the parties shall have been deemed to have elected the Exchange Note Option as of the commencement of the Bankruptcy Cases and (iii) the Exchange Note Option and the Exchange Documents shall become effective immediately after the effectiveness of this Financing Agreement.

WHEREAS, the Lessor and Lessee agree and acknowledge that, upon effectiveness of this Financing Lease and effectiveness of the Exchange Documents, the DRI Bankruptcy Default and any other defaults or Lease Events of Default arising under the Original Lease shall be deemed to have been waived as of the date hereof.

W I T N E S S E T H:

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, Lessor and Lessee agree as follows:

1. <u>Definitions</u>. As used in this Financing Lease, the following terms have the meanings specified below:

"<u>Administrative Agent</u>" means Wells Fargo Bank, N.A. (as successor to Fortis Capital Corp.) and any replacement or successor agent pursuant to the Credit Agreement.

"<u>Affiliate</u>", for purposes of this Financing Lease only and without thereby altering the determination of the existence of an affiliate relationship of Lessor and Lessee for other circumstances, when used with reference to (i) Lessor, for only so long as the MLP Entities would be considered Affiliates of Lessor pursuant to the definition in clause (iii) below, "Affiliate" shall include MLP, its subsidiaries and its general partner, Genesis Energy, LLC (collectively, the "<u>MLP Entities</u>") and (ii) Lessee, "Affiliate" shall include DRI and its subsidiaries (it being understood that notwithstanding clauses (i) and (ii), the MLP Entities shall not be considered Affiliates of DRI and its other subsidiaries, or vice versa), (iii) any other Person, means and includes any Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, whether through ownership of voting securities, by contract or otherwise.

"<u>Applicable Laws</u>" means and includes any and all laws, ordinances, orders, rules, regulations and other legal requirements of all governmental bodies (state, federal, tribal and municipal) having jurisdiction over the ownership, financing, use, occupancy, operation and maintenance of the Pipeline System, as such may be amended or modified from time to time.

"<u>Bankruptcy Cases</u>" has the meaning set forth in the recitals hereto.

"<u>Bankruptcy Code</u>" means title 11 of the United States Code, 11 U.S.C. §§ 101 - 1532.

"<u>Bankruptcy Default</u>" has the meaning set forth in Section 15.A(1) hereof.

"<u>Bankruptcy Event</u>" means, with respect to any Person, the entry of a decree or order by a court of competent jurisdiction adjudging such Person as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such Person under the Bankruptcy Code or any other applicable law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Person or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; or the consent by such Person to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or similar relief under the Bankruptcy Code or any other applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due and its willingness to be adjudicated a bankrupt.

"<u>Base Rent</u>" has the meaning set forth in Section 4.A hereof.

"Board of Governors" means the Board of Governors of the Federal Reserve System of the United States of America.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and Houston, Texas are authorized or required by law to close.

"C&A" means the Consent and Agreement, dated as of the Original Effective Date, among Lessee, DRI, MLP, Genesis SPE 1, Lessor and the Administrative Agent.

"Carbon Dioxide" means a substance primarily composed of molecules containing one atom of carbon and two atoms of oxygen and containing at least 95 percent (dry basis) by volume of such molecules.

"Cash Prepayment Only Default" has the meaning set forth in Section 15.B(1).

"Cash Prepayment Option" has the meaning set forth in Section 15.C.

"Casualty" means any damage or destruction of all or any portion of the Pipeline System as a result of a fire, flood, earthquake or other casualty or catastrophe.

"Charges" has the meaning set forth in Section 22.O hereof.

"Claims" means any and all obligations, liabilities, losses, actions, suits, judgments, penalties, fines, claims, demands, settlements, costs and expenses (including, without limitation, reasonable legal fees and expenses) of any nature whatsoever.

"Closing Agreement" means that certain Closing Agreement with respect to the Pipeline System, by and between Lessor and Lessee, dated as of the Original Effective Date.

"Collateral Agreement" has the meaning set forth on the cover page hereto, as amended, restated, supplemented or otherwise modified, refinanced or replaced, in each case from time to time.

"Collateral Lien" means any Lien created by the Collateral Agreement or any exercise of rights under the Collateral Agreement upon a Lease Event of Default.

"Condemnation" means, with respect to the Pipeline System, any condemnation, requisition, confiscation, seizure or other taking or sale of the use, access, occupancy, easement rights or title to the Pipeline System or any part thereof, wholly or partially (temporarily or permanently), by or on account of any actual or threatened eminent domain proceeding or other taking of action by any Person having the power of eminent domain, including an action by a Governmental Body to change the grade of, or widen the streets adjacent to, the Pipeline System or alter the pedestrian or vehicular traffic flow to the Pipeline System so as to result in a change in access to the Pipeline System, or by or on account of an eviction by paramount title or any transfer made in lieu of any such proceeding or action (as a result of which, in all cases, there is a material adverse effect on the operation of the Pipeline System). A "Condemnation" shall be deemed to have occurred on the earliest of the dates that use, occupancy or title vests in the condemning authority.

"Contingent Payments" means amounts payable to Lessor pursuant to Section 5(g) of the C&A.

"Conveyance" means those certain conveyance documents in the forms attached hereto as Exhibit D-l and D-2.

"Credit Agreement" has the meaning set forth in the C&A.

"Default Interest" and "Default Interest Rate" have the meanings set forth in Section 15.D.

"DRI" means Denbury Inc. (formerly known as Denbury Resources Inc.).

"DRI Bankruptcy Default" has the meaning set forth in the recitals hereto.

"DRI Credit Agreement" means the Credit Agreement, dated as of September 18, 2020, by and among DRI, JPMorgan Chase Bank, N.A., as administrative agent and the other agents and lenders party thereto, as amended, restated, supplemented or otherwise modified, refinanced or replaced, in each case from time to time.

"Effective Date" has the meaning set forth in the introductory paragraph hereto.

"Environmental Costs and Liabilities" means, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any of the foregoing or in response to any violation of or liability under any Environmental Law, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, order or agreement with any Governmental Body or other Person, which relates to any environmental condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute.

"Environmental Law" means any foreign, federal, state or local statute, regulation, ordinance or other legal requirement as now or hereafter in effect in any way relating to the protection of or regulation of the environment or natural resources, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as those laws have been amended, any analogous laws and the regulations promulgated pursuant thereto.

"Environmental Permit" means any permit or approval required by Environmental Laws for the operation of the Pipeline System.

"Event of Loss" means any of the following:

(a) a Condemnation that involves a taking of Lessor's entire interest in the Pipeline System, or that, in the reasonable judgment of Lessor, is likely to have a material adverse effect on the use of the residual value of the Pipeline System (unless Lessee replaces the portion of the Pipeline System that has been taken so as to restore the Pipeline System to a condition in which the Pipeline System is able to operate at substantially the same capacity as before such Condemnation and, in the reasonable judgment of Lessor, such restoration could reasonably be expected to be completed prior to the end of the Lease Term),

(b) a Casualty that, in the reasonable judgment of Lessor, is likely to have a material adverse effect on the use or residual value of the Pipeline System (unless the insurance proceeds received in connection with such event are sufficient to repair and restore the Pipeline System to a condition in which the Pipeline System is able to operate at substantially the same capacity as before such Casualty and, in the reasonable judgment of Lessor, such repair and restoration could reasonably be expected to be completed prior to end of the Lease Term), or

(c) the revocation of any permits or regulatory approvals from Governmental Bodies or third parties, which permits or approvals, as the case may be, are necessary for the ownership and operation of the Pipeline System.

"Excess Casualty/Condemnation Proceeds" means at any time the excess, if any, of (x) the aggregate of all awards, compensation or insurance proceeds payable in connection with a Casualty or Condemnation minus (y) the Financing Lease Prepayment Amount then outstanding.

"Exchange Documents" has the meaning set forth in Section 15.C hereof.

"Exchange Guaranty" has the meaning set forth in Section 15.C hereof.

"Exchange Mortgages" has the meaning set forth in Section 15.C hereof.

"Exchange Note" has the meaning set forth in Section 15.C hereof.

"Exchange Note Option" has the meaning set forth in Section 15.C.

"Exchange or Prepayment Option" means either the Cash Prepayment Option or the Exchange Note Option.

"Exclusive Right" has the meaning set forth in Section 5.B hereof.

"Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York.

"Financing Lease" has the meaning set forth in the introductory paragraph hereto.

"Financing Lease Documents" means this Financing Lease, the Closing Agreement, the Conveyance, the Financing Lease Guaranty, the Memorandum of Financing Lease, and all other deeds, financing statements, documents or instruments called for in the preceding named documents; it being understood that the C&A is expressly not a Financing Lease Document.

"Financing Lease Guaranty" has the meaning set forth in Section 4.D hereof.

"Financing Lease Prepayment Amount" means, at any date of determination, the sum of (a) the unpaid principal balance following the application of all quarterly installments of Base Rent theretofore made by Lessee pursuant to this Financing Lease, as shown in the column entitled "Balance" on Exhibit B, (b) any interest earned but unpaid on such principal balance, including Default Interest pursuant to Section 15.D, and (c) any other amounts owed by Lessee or DRI to Lessor under the Financing Lease Documents and/or payable under Section 5(g) of the C&A to Lessor or the other parties thereto (including Contingent Payments), in each case as of such date of determination.

"Financing Lease Transaction" shall have the meaning set forth in Section 4.E hereof.

"GAAP" means generally accepted accounting principles in the United States of America applicable at the time of the event or occurrence of the condition to which GAAP applies.

"Genesis Event of Default" has the meaning set forth in Section 3.C(4).

"Genesis SPE 1" means Genesis NEJD Holdings, LLC, a Delaware limited liability company.

"Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, tribal or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

"Hazardous Material" means any substance, material or waste which is regulated, classified, or subject to liability under or pursuant to any Environmental Law, including, without limitation, petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold or other fungi, and urea formaldehyde insulation.

"Income Termination Date" shall mean, if either occurs, the earlier of (i) the date on which Lessor accepts in writing a conveyance in lieu of foreclosure of the liens created in this Financing Lease and the Memorandum of Financing Lease covering Lessee's interest in the Pipeline System or (ii) the date on which a foreclosure sale of such liens has been completed.

"Intercompany Event of Default" has the meaning set forth in Section 3.C(4) hereof.

"Interest Lien" means any Lien held by Lessor as a component of Lessor's interest in the Pipeline System.

"IRS" has the meaning set forth in Section 4.E hereof.

"Knowledge" means as follows: (i) with respect to Lessor, the individuals listed on Schedule l(i), or their respective successors in the same or similar officer positions, shall be deemed to have knowledge of a particular fact or other matter if such individual is consciously aware of such fact or other matter at the time of determination after due inquiry; and (ii) with respect to Lessee, the individuals listed on Schedule l(ii), or their respective successors in the same or similar officer positions, shall be deemed to have knowledge of a particular fact or other matter if such individual is consciously aware of such fact or other matter at the time of determination after due inquiry.

"Lease Event of Default" has the meaning set forth in Section 15.A hereof.

"Lease Term" shall have the meaning set forth in Section 3.A hereof.

"Lessee" means Denbury Onshore, LLC, a Delaware limited liability company, together with its successors and assigns permitted pursuant to Section 14 hereof.

"Lessee Retained Liabilities" has the meaning set forth in Section 2.A hereof.

"Lessor" means Genesis NEJD Pipeline, LLC, a Delaware limited liability company, together with its successors and assigns permitted pursuant to Section 14 hereof.

"Lessor Lien" means any Lien on the Pipeline System or the Financing Lease Documents arising on or after the Original Effective Date that is either proven to have been created by Lessor or proven to have arisen based on any action of or failure to act by Lessor, MLP, its subsidiaries, or its general partner, Genesis Energy, Inc., including with respect to Lessor Taxes; provided that, notwithstanding the foregoing, "Lessor Liens" shall not include (i) any Interest Lien or other Lien that arises solely from Lessor's interest in the Pipeline System but is otherwise unrelated to any action of or failure to act by Lessor, MLP, its subsidiaries or such general partner, (ii) Permitted Encumbrances, (iii) any Lien consented to or created or caused by Lessee or its Affiliates, (iv) any Lien arising out of Lessee's performance of, or failure to perform, its responsibilities and obligations under the Financing Lease Documents, or otherwise out of a matter for which Lessee is required to provide indemnification pursuant to this Financing Lease, (v) any Lien related to beneficial ownership, operation or maintenance of the Pipeline System, (vi) any Lien created pursuant to the Collateral Agreement or the Financing Lease Documents, (vii) any Lien created pursuant to an assignment permitted by Section 14, (viii) any Lien arising out of or related to Lessee Retained Liabilities, (ix) any Collateral Lien, or (x) any Lien not created by Lessor existing immediately prior to the execution and delivery of this Financing Lease.

"Lessor Release Mechanics" means, subject to Sections 2(b) and (d) of the C&A, (a) Lessor shall execute and deliver to Lessee (or to Lessee's designee) at Lessee's cost and expense (including without limitation any Pipeline System Taxes, but except as herein otherwise expressly provided with respect to Lessor Liens, Collateral Liens or Interest Liens), a reassignment and release of Lessor's entire interest in the Pipeline System, as it then exists (excluding, for the avoidance of doubt, the Liens granted pursuant to the Exchange Mortgages) free and clear of any Lessor Liens, Collateral Liens and Interest Liens, but subject to Permitted Encumbrances and without any representation or warranty, express or implied, regarding title to, the condition of or other matters with respect to, the Pipeline System, it being intended that all of the negations of representations and warranties set forth in Section 2.E shall also expressly apply in the context of the Lessor Release Mechanics; (b) Lessor's interest in the Pipeline System shall be reassigned and released to Lessee (or to Lessee's designee) "**AS IS, WHERE IS**" and in its then present physical condition; (c) Lessor shall execute and deliver to Lessee such releases as may be reasonably requested to release Lessor Liens and shall execute and deliver to Lessee a statement of termination, as appropriate, of this Financing Lease and the Memorandum of Financing Lease, and (d) all future obligations of Lessor and Lessee under this Financing Lease and of DRI under the Financing Lease Guaranty (other than, for the avoidance of doubt, obligations in respect of the Exchange Documents) shall terminate and be released upon consummation of such reassignment and release of Lessor's interest in the Pipeline System to Lessee, <u>provided</u> that the parties hereto shall retain any and all rights to pursue remedies provided herein against the other party pursuant to provisions that expressly survive termination of this Financing Lease or for damages resulting from breaches by such other party of obligations under this Financing Lease or the other Financing Lease Documents and/or the C&A occurring prior to such termination. If Lessor is complying with the Lessor Release Mechanics in conjunction with the consummation of the Exchange Note Option, then, notwithstanding anything to the contrary herein, it is understood and agreed that the Liens granted pursuant to the Exchange Mortgages are granted in renewal, extension and rearrangement of the Interest Lien reassigned and released pursuant to clauses (b) and (c) above. Further, the Liens granted pursuant to the Exchange Mortgages are granted to secure the obligations in respect of the Exchange Documents and are not subject to reassignment or release pursuant to clauses (b) and (c) above.

"<u>Lessor Taxes</u>" shall have the meaning set forth in the definition of "Pipeline System Taxes" below.

"<u>Lessor's Inspection Right</u>" has the meaning set forth in Section 5.A hereof.

"<u>Lien</u>" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, security interest, encumbrance or preference, priority or other security agreement or any interest in Property to secure payment of a debt or performance of an obligation (including, without limitation, the interest of a vendor or lessor under any conditional sale, capitalized lease or other title retention agreement).

"<u>Margin Stock</u>" has the meaning assigned to such term in Regulation U.

"<u>Material Indebtedness</u>" means any indebtedness for borrowed money (or guaranty thereof) (other than the obligations under the Financing Lease Documents or the C&A) of either DRI, any of Lessee's other Affiliates or Lessee (a) in an aggregate principal amount exceeding $50,000,000 or (b) arising under the DRI Credit Agreement.

"<u>Maximum Rate</u>" has the meaning set forth in Section 22.O hereof.

"<u>Memorandum of Financing Lease</u>" means, collectively those documents filed pursuant to Section 22.M hereof.

"<u>MLP</u>" means Genesis Energy, L.P., a Delaware limited partnership

"<u>MLP Entities</u>" shall have the meaning set forth in the definition of "Affiliate" above.

"Original Effective Date" has the meaning set forth in the recitals hereto.

"Original Lease" has the meaning set forth in the recitals hereto.

"Outstanding Consents" shall have the meaning set forth in the Closing Agreement.

"Permitted Encumbrances" means: (a) any Liens for Pipeline System Taxes that are not yet due and payable; (b) materialmen's, mechanic's, repairmen's, employees', contractors' and other similar Liens or charges arising in the ordinary course of business, so long as, at any time, no enforcement action with respect to any such Lien has progressed to the point where a judgment or decree for foreclosure, or a foreclosure sale, could be entered or conducted within the next ensuing thirty (30) day period; (c) all rights reserved to or vested in any Governmental Body to control or regulate any of the real property interests constituting a part of the Pipeline System; (d) easements, rights of way, restrictions and other similar encumbrances incurred in the ordinary course of business and which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the Pipeline System as it is currently being used or materially interfere with the ordinary conduct of the Pipeline System; (e) other Liens not created by, through or under Lessee and which do not secure indebtedness for borrowed money, which Liens are incurred in the ordinary course of business and which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the Pipeline System as it is currently being used or do not, and could not reasonably be expected to, materially interfere with the ordinary conduct or transfer of the Pipeline System; provided that any such Lien shall be a Permitted Encumbrance for only so long as, at any time, no enforcement action with respect thereto has progressed to the point where a judgment or decree for foreclosure, or a foreclosure sale, could be entered or conducted within the next ensuing thirty (30) day period; and (f) the rights of grantors and lessors to consent to a transfer of any Rights-of-Way.

"Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental authority or other entity.

"Pipeline Equipment" shall have the meaning set forth in the definition of "Pipeline System" below.

"Pipeline System" means the North East Jackson Dome Pipeline System in Mississippi and Louisiana as shown on Exhibit A-l hereto, which is a pipeline that begins at the upstream flange of the twenty-inch (20") motor-operated mainline valve C-010 located downstream of Lessee's North East Jackson Dome meter station and has interim termination points at the inlet flanges of the valves or connections upstream of all Lessee meter facilities at the various delivery points along the pipeline, and a final termination point of the pipeline at mile marker M-183 in Ascension Parish, Louisiana, along with all in-line equipment, pipes, flanges, valves, fittings, meters, and related improvements, fixtures and equipment that are physically attached to and are a part of the pipe comprising the pipeline (collectively the "Pipeline Equipment"), including those shown on Exhibit A-1 hereto, and all rights, interests and estates created in the Rights-of-Way, and all additions thereto and substitutions therefor. However, the Pipeline System does not and will not include (a) compressors, pump stations (such as the Brandon pump station now being constructed), or any other equipment connected to and used in conjunction with the pipeline but not an in-line or an attached part of the pipe comprising the pipeline described above, nor (b) any additions located outside of, or any Pipeline Equipment that is not physically attached to the pipeline at points within, the beginning point and termination points described above, except to the extent that such additions are substitutions for any portion of the Pipeline System (including the Pipeline Equipment) as it existed on the Original Effective Date.

"Pipeline System Taxes" means all Taxes specifically assessed against the Pipeline System, including Taxes imposed on the ownership, financing, use, occupancy or possession of the Pipeline System but specifically not including "Lessor Taxes" which will shall mean all gross receipts, income or franchise taxes, or other taxes of the nature of income taxes, to which Lessor is subject solely as a result of receiving the payments provided to be paid to Lessor hereunder, but in no event shall Lessor Taxes include amounts greater than those which would be owing by Lessor had this Financing Lease been documented as a promissory note payable by Lessee to Lessor in the principal balance, and payable at the times and in the amounts, set forth on Exhibit B, and secured by a deed of trust lien and security interest covering the Pipeline System.

"Prepayment or Exchange Terms" has the meaning set forth in Section 15.C hereof.

"Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person, and includes, without limitation, stock, partnership and limited liability company interests owned or held in any other Person by such Person.

"Regulation T" means Regulation T of the Board of Governors as from time to time in effect and all official rulings and interpretations thereunder and thereof.

"Regulation U" means Regulation U of the Board of Governors as from time to time in effect and all official rulings and interpretations thereunder and thereof.

"Regulation X" means Regulation X of the Board of Governors as from time to time in effect and all official rulings and interpretations thereunder and thereof.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

"Remedial Action" means all actions to (i) clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the threatened Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct a condition of non-compliance with Environmental Laws.

"Rights-of-Way" means all surface leases, easements, servitudes, rights-of-way, fee interests, full ownership, leases, leasehold interests, crossing rights, licenses and other interests in real property and/or immovable property associated therewith, initially shown as Exhibit A-2 hereto, and as the same may exist from time to time, and all additions thereto and substitutions therefor, subject to the last sentence of the definition of Pipeline System.

"SEC" has the meaning set forth in Section 11.A hereof.

"Settlement" has the meaning set forth in the recitals hereto.

"Settlement Amount" has the meaning set forth in the recitals hereto.

"SRCA" means that certain Special Representations and Covenants Agreement, dated as of the Original Effective Date, by and between MLP and Lessee.

"Survival Provisions" means all provisions of this Financing Lease which are stated herein to survive the expiration or termination of this Financing Lease, the application of the Lessor Release Mechanics or the exercise of any rights or remedies by Lessor or Lessee hereunder or under the other Financing Lease Documents or the C&A.

"Tax" or "Taxes" means, however denominated, (x) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer taxes, mortgage taxes, intangibles taxes, inventory, escheats, unclaimed property, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by any federal, state or local taxing authority of any jurisdiction; (y) any liability for the payment of any amounts described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability; and (z) any liability for the payments of any amounts as a result of being a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

"Tax Return" means any report, return, document, declaration or other information or filing (including any amendments, elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to any federal, state or local taxing authority or jurisdiction with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes any party to this Financing Lease or any subsidiary of any such party, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

"UCC" means the Uniform Commercial Code.

2. Demise and Quiet Enjoyment.

    A.   Demise and Lease. Lessor, for and in consideration of the covenants and agreements of Lessee set forth herein, does hereby demise and lease to Lessee for the Lease Term the Pipeline System and 100% of its capacity for Lessee's exclusive use for transporting Carbon Dioxide, or any other substance Lessee may determine in its sole discretion. Lessee has retained the exclusive right to use the Pipeline System in accordance with Applicable Laws (including without limitation the right of ingress and egress to and use of all easements, fee interests, rights-of-way and crossings comprising the Pipeline System). Lessee retains and assumes all liabilities and obligations of any kind or nature with respect to the Pipeline System (including for Environmental Costs and Liabilities), based upon or arising from or out of, any condition existing or act, event or omission occurring, with respect to the Pipeline System, or the use, occupancy, ownership, operation or maintenance thereof arising, occurring or resulting (a) on or prior to the Original Effective Date, and (b) from and after the Original Effective Date (collectively, the "Lessee Retained Liabilities"), except for Lessor Taxes.

B.   Further Assurances by Lessor. Upon the request of Lessee and all at Lessee's expense, and only if Lessee reasonably determines that it will only be able to complete the given action described in clause (i) through (vi) below with Lessor's assistance, Lessor agrees to execute and deliver such agreements and documentation and to perform, or cooperate with Lessee in performing, all necessary acts with respect to effectuating Lessee's use, operation and quiet enjoyment of the Pipeline System and performing its obligations and exercising its rights pursuant to the terms hereof including without limitation, documents and acts related to (i) determining and contesting Tax liabilities, (ii) enforcing, modifying, extending, renegotiating, replacing or obtaining consents or approvals necessary in connection with the Pipeline System, (iii) entering into contracts or other agreements not modifying or contravening the Financing Lease Documents (other than modifications or contraventions pursuant to Section 5.B) or the C&A, (iv) obtaining, renewing, extending, making filings or performing acts required by or necessary to comply with, government permits, licenses, franchises, approvals and other authorities or Applicable Law, (v) asserting or defending against claims against the Pipeline System, and (vi) asserting or defending against condemnation proceedings against, and recovering casualty loss relating to, the Pipeline System.

C.   Quiet Enjoyment. Subject to Lessor's Inspection Right and Section 2.D, and subject to the rights of Lessor contained in Section 15.B and the other terms of the Financing Lease Documents and/or the C&A to which Lessee is a party, Lessee shall peaceably and quietly have, hold and enjoy the Pipeline System for the Lease Term, free of any claim or other action by Lessor or anyone claiming by, through or under Lessor (other than Lessee or anyone claiming by, through or under Lessee) with respect to any matters arising from and after the Original Effective Date. Such right of quiet enjoyment is independent of, and shall not affect Lessor's rights otherwise to initiate legal action to enforce the obligations of Lessee under this Financing Lease.

D.   Title. Lessor makes no representation or warranty, express or implied, regarding the Pipeline System. The Pipeline System shall be subject to the rights of parties in possession, the existing state of title (including, without limitation, all Liens except for and excluding Lessor Liens) and all Applicable Laws. Lessee shall in no event have any recourse against Lessor for any defect in or exception to title to the Pipeline System other than resulting from Lessor Liens or from Lessor's failure to comply with the Lessor Release Mechanics.

E.   Condition of the Pipeline System. Lessee acknowledges and agrees that Lessee is solely responsible for the design, development, budgeting and construction of the

Pipeline System and any alterations or modifications thereto. Lessee further acknowledges and agrees that it is leasing the Pipeline System "**AS IS, WHERE IS**" without representation, warranty or covenant (express or implied) by Lessor subject to (a) the state of title as provided in Section 2.D above, (b) the rights of any parties in possession thereof, (c) any state of facts which an accurate survey or physical inspection might show, and (d) violations of Applicable Law which may have existed on the Original Effective Date (other than as a result of Lessor Liens). Lessor has not made nor shall be deemed to have made any representation, warranty or covenant (express or implied) nor shall be deemed to have any liability whatsoever as to the title (other than for Lessor Liens), value, habitability, use, condition, design, operation, or fitness for use of the Pipeline System (or any part thereof), or any other representation, warranty or covenant (except Section 2.C hereof and the obligation to comply with the Lessor Release Mechanics when required to do so) whatsoever, express or implied, with respect to the Pipeline System (or any part thereof). Lessor shall not be liable for any latent, hidden, or patent defect therein or the failure of the Pipeline System, or any part thereof, to comply with any Applicable Law (other than as a result of Lessor Liens). In addition to the foregoing, Lessee agrees that Lessor does not warrant that the Pipeline System is free from hidden, redhibitory or latent defects or vices or that the Pipeline System is fit for the use intended by Lessee, and Lessee hereby expressly waives (i) all rights in redhibition pursuant to Louisiana Civil Code article 2520, et seq.; (ii) the warranties against hidden or redhibitory defects in the Pipeline system; and (iii) the warranty that the Pipeline System is fit for its intended use, each of which would otherwise be imposed upon Lessor by Louisiana Civil Code article 2475, Lessee hereby releases Lessor from any liability for hidden, redhibitory or latent defects or vices under Louisiana Civil Code articles 2520 through 2548.

F.   No Obligation of Lessor to Repair, etc. Lessor shall under no circumstances be required to build any improvements on the Pipeline System, make any repairs, replacements, alterations or renewals of any nature or description to the Pipeline System, make any expenditure whatsoever in connection with this Financing Lease (other than for the acquisition of its interest in the Pipeline System in accordance with and pursuant to the terms of the Closing Agreement) or maintain the Pipeline System in any way. Lessee waives any right to (i) require Lessor to maintain, repair, or rebuild all or any part of the Pipeline System or (ii) make repairs at the expense of Lessor pursuant to any Applicable Law, or pursuant to the terms and conditions of any insurance policy maintained by Lessee, and all requirements of the issuer of any such policy, contract, agreement, or covenant, condition or restriction in effect at any time during the Lease Term.

3.   Lease Term and Repayment Obligations.

A.   Term. The term of the Financing Lease will commence at 7:00 a.m. Central Daylight Time on the Original Effective Date and expire on the day that is the twentieth (20th) anniversary thereof (the "Lease Term"), unless earlier terminated as expressly provided hereunder, including in connection with the Lessor's demand for and Lessee's exercise of the Exchange Note Option.

B.   Mandatory Repayment. Upon the expiration of the Lease Term as set forth in Section 3.A above, the parties agree that Lessee will have the right and obligation to pay to Lessor consideration in the amount of One Dollar ($1.00) plus the unpaid amount of the Financing Lease Prepayment Amount, if any, and receive from Lessor, and Lessor will reassign and release to Lessee, Lessor's interest in the Pipeline System pursuant to the Lessor Release Mechanics for such consideration with such reassignment and release of Lessor's interest in and to the Pipeline System to Lessee to become effective as of 12:01 a.m. on the next succeeding day following the expiration of the Lease Term and thereafter this Financing Lease and the Financing Lease Guaranty (as defined in Section 4.D below) shall be deemed terminated and released with no further obligations hereunder or thereunder, except as provided in the succeeding sentence.

C.   Optional Prepayment. Upon the occurrence of any of the following events or conditions:

(1)   The removal of the general partner of MLP, as a result of which no direct or indirect majority-owned subsidiary of DRI is the general partner of MLP and such removal of the general partner of MLP occurs without the direct approval of DRI;

(2)   Upon a material breach of the terms of this Financing Lease by Lessor which remains uncured thirty (30) days after written notice of such delivered by Lessee to Lessor;

(3)   Upon the occurrence of a Bankruptcy Event with respect to Lessor, Genesis SPE 1, MLP or any MLP Affiliate;

(4)   Upon the occurrence of an event of default by Lessor, MLP or any other MLP Affiliate, under any credit facility, financing arrangement or other indebtedness for borrowed money to which Lessor, MLP or any MLP Affiliate is a party, co-borrower or guarantor in an aggregate principal amount exceeding $10,000,000. For avoidance of doubt, as used in this Section 3.C(4), the term event of default includes, without limitation, an "Event of Default" and an "Intercompany Event of Default" as those terms are defined in the "Applicable Credit Agreement" (the terms in quotations having the same definitions as provided in the C&A) (any event of default triggering this clause (4), a "Genesis Event of Default");

(5)   Upon (a) a material breach by MLP of a representation, warranty, covenant or agreement under the SRCA which does not provide MLP with a right to written notice and opportunity to cure, or (b) upon a material breach by MLP of a representation, warranty, covenant or agreement under the SRCA which provides MLP with a right to written notice and opportunity to cure and which remains uncured thirty (30) days after such written notice thereof is delivered by Lessee to MLP; or

(6)   Genesis NEJD Pipeline, LLC is no longer the Lessor.

the parties agree that Lessee shall have the option, but not the obligation, to elect to exercise its option to prepay its obligations hereunder in accordance with Section 15.C hereof. Lessor agrees to promptly provide Lessee with a copy of any notices received by Lessor related to any Genesis Event of Default.

4. Consideration.

A. Base Rent. During the Lease Term, Lessee agrees to pay base rent ("Base Rent") to Lessor for the Pipeline System in eighty (80) equal quarterly installments paid in arrears, beginning on the same day of the month as the Original Effective Date of the 3rd month following the Original Effective Date (or if there is no same day in that month then the last day of that month) and continuing on the same day of each third month thereafter, in the amount of $5,166,943 per quarter. By way of example, if the Original Effective Date is August 31st of any year, then the first quarterly installment of Base Rent will be payable on November 30th of that year, and the next quarterly installment of Base Rent will be payable on February 28th (or if a leap year, February 29th) of the following year. Exhibit B sets forth Lessee's Base Rent payment schedule for the entire Lease Term. For the avoidance of doubt, the Base Rent payments made by Lessee during the Lease Term reflect a full amortization of principal and interest such that the sum of all equal quarterly installments of Base Rent will discharge a principal amount totaling $175,000,000 plus interest earned thereon, over the Lease Term.

B. Net Lease.

(1) The Base Rent set forth in this Section 4 shall be absolutely net to Lessor, and all costs, expenses, and obligations of every kind and nature whatsoever relating to the Pipeline System (other than Lessor Taxes) which may arise or become due during the Lease Term of this Financing Lease shall be paid by Lessee. Lessee hereby agrees that it shall not be entitled to any abatement of rents or of any other amounts payable hereunder by Lessee, and that Lessee's obligation to pay all Base Rent and any other amounts owing hereunder shall be absolute and unconditional under all circumstances.

(2) Any present or future law to the contrary notwithstanding, this Financing Lease shall not terminate, nor shall Lessee be entitled to any abatement, suspension, deferment, reduction, setoff, counterclaim, or defense with respect to the Base Rent, nor shall the obligations of Lessee hereunder be affected (except as expressly herein permitted and by performance of the obligations in connection therewith) by reason of: (i) any defect in the condition, merchantability, design, construction, quality or fitness for use of the Pipeline System or any part thereof, or the failure of the Pipeline System to comply with all Applicable Law, including any inability to occupy or use the Pipeline System or any part thereof by reason of such non-compliance; (ii) any damage to, removal, abandonment, salvage, loss, contamination of or release from, scrapping or destruction of or any requisition or taking of the Pipeline System or any part thereof, (iii) any restriction, prevention or curtailment of or interference with any use of the Pipeline System or any part thereof including eviction; (iv) any defect in title to or rights to the Pipeline System or any Lien on such title or rights or on the Pipeline System (other than Lessor Liens); (v) any bankruptcy, insolvency, reorganization, composition, adjustment,

dissolution, liquidation or other like proceedings relating to Lessor or any other Person, or any action taken with respect to this Financing Lease by any trustee or receiver of Lessor or any other Person, or by any court, in any such proceeding; (vi) any claim that Lessee has or might have against any Person, including without limitation any vendor, manufacturer, contractor of or for the Pipeline System; (vii) any failure on the part of Lessor to perform or comply with any of the terms of this Financing Lease (other than performance by Lessor of its obligations set forth in Section 2.C hereof), of any other Financing Lease Document, of the C&A or of any other agreement; (viii) any invalidity or unenforceability or illegality or disaffirmance of this Financing Lease against or by Lessee or any provision hereof, (ix) the impossibility or illegality of performance by Lessee, Lessor or both; (x) any action by any court, administrative agency or other Governmental Body; (xi) the failure to obtain any Outstanding Consents; (xii) any of those specific matters for which MLP has an indemnification obligation under the SRCA; or (xiii) any other cause or circumstances whether similar or dissimilar to the foregoing and whether or not Lessee shall have notice or knowledge of any of the foregoing. Lessee's agreement in the preceding sentence shall not affect any claim, action or right Lessee may have against Lessor. The parties intend that the obligations of Lessee hereunder shall be covenants and agreements that are separate and independent from any obligations of Lessor hereunder and the obligations of Lessee shall continue unaffected unless such obligations shall have been modified or terminated in accordance with an express provision of this Financing Lease.

C.   _Taxes and Other Costs._ Lessee shall pay and discharge all Pipeline System Taxes, but Lessee shall have the right to reasonably contest the amount or validity of any Pipeline System Taxes and at Lessee's request, Lessor shall join in such contestation proceedings if requested by Lessee upon Lessee reasonably determining that it will be unable to successfully contest such Taxes without the participation of Lessor. The immediately preceding sentence shall survive expiration or termination of this Financing Lease with respect to Pipeline System Taxes that accrue prior to, or during, the Lease Term or that are triggered by the Lessor Release Mechanics. In no event shall Lessee be in breach under this Financing Lease due to non-payment of any Pipeline System Taxes while Lessee is diligently contesting any such Pipeline System Taxes and is maintaining reserves with respect thereto in accordance with GAAP. Lessee shall have the right to directly pay Pipeline System Taxes to the appropriate government authority and to notify such authority to send bills therefor directly to Lessee. Lessor agrees to provide an appointment of agent, if necessary, for all respective counties and parishes assessing Pipeline System Taxes to cause such governmental authorities to send such bills directly to Lessee. In addition, Lessee will be responsible for paying all power costs and other utilities associated with the Pipeline System. Any fees, taxes or other lawful charges paid by Lessor upon failure of Lessee to make such payments shall, at Lessor's option, become immediately due from Lessee to Lessor.

D.   _DRI Guaranty._ Simultaneously with the execution of the Original Lease, DRI has executed and delivered, and during the Lease Term has maintained in effect, a Guaranty Agreement (the "_Financing Lease Guaranty_") for the benefit of Lessor, that unconditionally and irrevocably guarantees the payment obligations of Lessee under this Financing Lease.

E.   Financing Lease Transaction.

(1)   Lessor and Lessee agree and acknowledge that it is their intention that this Financing Lease (including payments made hereunder) together with Lessor's acquisition of its interest in the Pipeline System from Lessee pursuant to the Financing Lease Documents (together, the "Financing Lease Transaction"), be treated as a secured indebtedness of Lessee to Lessor for U.S. federal income tax purposes and all other purposes. Lessor and Lessee agree to file all federal, state and local income Tax Returns consistent with the characterization of the Financing Lease Transaction as secured indebtedness and shall not make any inconsistent written statements or take any inconsistent position on any such Tax Return, in any refund claim, during the course of any Internal Revenue Service ("IRS") audit or other tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise. Each party shall notify the other party if it receives notice that the IRS or other governmental agency proposes any treatment different than the treatment of the Financing Lease Transaction as giving rise to secured indebtedness. In addition to the foregoing, Lessor and Lessee acknowledge that it is the intent of each party that for all purposes this Financing Lease be treated as a financing lease, that record title of the Pipeline System be held by Lessor solely for security purposes in accordance with such intent and that Lessee continues to be the beneficial owner of the Pipeline System (to the extent located in the State of Mississippi) and that Lessee shall continue to own and hold all of the benefits, and to bear all of the burdens, of ownership of the Pipeline System (to the extent located in the State of Louisiana). Lessor and Lessee agree that neither will take any position contrary to such intent. Lessor and Lessee agree and acknowledge that it is their intention that this Financing Lease and other transactions contemplated will result in Lessee being recognized as the owner of the Pipeline System for all purposes and all Applicable Laws, including for purposes of all United States federal and all state and local income, franchise, transfer and other taxes and for purposes of bankruptcy insolvency, conservatorship and receivership law (including the substantive law upon which bankruptcy, conservatorship and receivership proceedings are based), and the obligations of Lessee to pay Base Rent shall be treated as payments of interest and principal in accordance with Exhibit B, respectively, for purposes of all Applicable Laws, including without limitation all United States federal and all state and local income, franchise, transfer and other taxes and for purposes of bankruptcy insolvency, conservatorship and receivership law (including the substantive law upon which bankruptcy, conservatorship and receivership proceedings are based). Lessor's interest in the Pipeline System shall be deemed to be, and limited to, a valid and binding security interest in and Lien on Lessee's interest in the Pipeline System, free and clear of all Liens by, through or under Lessee other than Permitted Encumbrances, as security for all obligations (monetary or otherwise) of Lessee to Lessor arising under or in connection with any of the Financing Lease Documents and/or Section 5(g) of the C&A (it being understood and agreed that Lessee does hereby grant a Lien to Lessor, and its

successors, transferees and assigns, for the benefit of Lessor and its successors, transferees and assigns, upon Lessee's interest in (i) the Pipeline System, (ii) any proceeds received at any time resulting from the sale or other disposition of all or a part of the Pipeline System, and (iii) all rents, income or related fees or charges for transportation of Carbon Dioxide or any other substance through the Pipeline System from and after the Income Termination Date, to have and hold the same as collateral security for all obligations (monetary or otherwise) of Lessee to Lessor arising under or in connection with any of the Financing Lease Documents and/or Section 5(g) of the C&A); it being further understood and agreed that Lessee does not hereby grant any Lien on any Carbon Dioxide being transported in the Pipeline System at any time or on any proceeds from the sale of such Carbon Dioxide. Nothing contained in this Section 4.E(1) shall restrict Lessee's right to operate the Pipeline System, to enter into contracts for the sale or transportation of Carbon Dioxide or other substances through the Pipeline System, to grant UCC security interests in contract rights or accounts relating to income generated by the Pipeline System, or to conduct its business, in accordance with the other provisions of this Financing Lease.

(2)   Specifically, without limiting the generality of clause (1) of this Section 4.E, the parties hereto intend and agree that in the event of any insolvency or receivership proceedings or a petition under the United States bankruptcy laws or any other applicable insolvency laws or statute of the United States of America or any State or Commonwealth thereof affecting Lessee or Lessor, or any of their respective Affiliates or any enforcement actions, the transactions evidenced by the Financing Lease Documents shall be regarded as a secured loan made by Lessor to Lessee for purposes of all United States federal and all state and local income, franchise, transfer and other taxes and for purposes of bankruptcy insolvency, conservatorship and receivership law (including the substantive law upon which bankruptcy, conservatorship and receivership proceedings are based).

(3)   Lessee agrees that if it hereafter grants a real property interest (or for Louisiana, an immovable property interest) that is an assignment of rents, income or related fees or charges for transportation of Carbon Dioxide or any other substance through the Pipeline System, any such real property interest (or immovable property interest), including any memorandum or filing of same in the real property records or other appropriate records of any county, parish or other office in the State of Mississippi or the State of Louisiana, will make such assignment expressly subordinate to the Liens granted to Lessor under this Financing Lease and other Financing Lease Documents, and the Memorandum of Financing Lease will put all parties on notice of the subordination of any such assignment of rents, income or related fees or charges to the Liens created under this Financing Lease; and furthermore any assignment, pledge or real estate (or immovable property) Lien created in violation of Lessee's agreement in this sentence shall be subordinate to the Liens granted to Lessor in this Financing Lease

and in the Memorandum of Financing Lease, and shall terminate immediately upon the Income Termination Date.

5.   Use and Operation of Pipeline System.

A.   Lessee shall have the exclusive right to use, and the obligation to at all times operate, the Pipeline System as a prudent operator in accordance with all Applicable Laws and in accordance with prevailing industry standards. Lessee will utilize the Pipeline System for the transportation of Carbon Dioxide, or any other substance as Lessee may determine in its sole discretion. Lessor shall at all times during the Lease Term be permitted to observe, inspect and monitor Lessee's operation of the Pipeline System ("Lessor's Inspection Right") to ensure Lessee's compliance with its obligations under this Financing Lease and the operation of the Pipeline System in accordance with Applicable Laws and prevailing industry standards.

B.   If Lessee's sole and exclusive right to use the entire capacity of the Pipeline System to transport Carbon Dioxide, or any other substance (the "Exclusive Right") under the terms of this Financing Lease is reasonably believed by Lessee to be threatened due to (a) an application of, or a change in, federal law or regulations or interpretation thereof, applicable to Carbon Dioxide pipelines or their operation or ownership, (b) an application of, or a change in, law or regulations or interpretation thereof, of any state in which the Pipeline System, or any pipeline connected thereto, is located which is similarly applicable, or (c) assertion by a third party of an actual or alleged right to ship Carbon Dioxide on any part of the Pipeline System, or any pipeline connected thereto, then on request of Lessee, the parties hereto shall negotiate in good faith to modify and will modify the terms of this Financing Lease and all documents collateral hereto in order to assure that Lessee will continue to have the Exclusive Right, on terms substantially the same as those contained in this Section 5, provided that such modifications shall not affect Lessee's obligation to pay Base Rent pursuant to this Financing Lease in the amounts set forth on Exhibit B, the terms of any such payment or the intention of the parties set forth in Section 4.E.

C.   Lessee shall maintain all operations and safety permits, make all necessary filings with governmental and regulatory authorities, pay amounts and perform acts necessary to maintain, repair and operate the Pipeline System, in good working condition, in accordance with Applicable Laws and in accordance with prevailing industry standards. If Lessor is required to make any filings with or obtain any approvals from any Governmental Body by reason of (i) the ownership of its interest in the Pipeline System or (ii) the business conducted in a given jurisdiction by Lessee, Lessee shall make (or cause to be made) all such filings or obtain (or cause to be obtained) all such approvals, unless failure to do so would not expose Lessor to either criminal liability or any other liability not indemnified against by Lessee under the Financing Lease Documents and/or the C&A.

D.   Lessor shall grant Lessee any and all expropriation rights that Lessor has, by reason of its interest in the Pipeline System, and Lessee shall have the right to initiate any such proceedings to effectuate such rights in any jurisdiction in which the Pipeline System is located.

E.   Lessor shall promptly provide Lessee with written notice to the extent that Lessor has Knowledge of any of the following circumstances: (i) the Pipeline System not being in compliance with Applicable Laws; (ii) the receipt of notice of any change in Applicable Laws with respect to the Pipeline System, or any pending or threatened judicial or administrative action which in any way limits or impedes or could potentially limit or impede the operation of the Pipeline System; or (iii) the receipt of notice of a condemnation, eminent domain or similar proceedings, or any pending or threatened condemnation, eminent domain or similar proceedings against the Pipeline System.

6.   <u>Shipments.</u> Lessee shall, at all times during the Lease Term, be solely responsible for shipments of Carbon Dioxide (or any other substance as Lessee may determine in its sole discretion) in accordance with Applicable Laws with respect to the Pipeline System. Lessor shall not have any right, title or interest to the Carbon Dioxide (or any other substance as Lessee may determine in its sole discretion) in the Pipeline System and Lessee shall, at all times during the Lease Term, have all right, title and interest to the Carbon Dioxide (or any other substance as Lessee may determine in its sole discretion) in and transported through the Pipeline System. If Lessee transports Carbon Dioxide (or any other substance) on behalf of third-parties through the Pipeline System, Lessee shall be entitled to retain all income derived from such transportation on behalf of such third-parties. If, in the reasonable opinion of Lessee's counsel, the existence of this Financing Lease or the use of the Pipeline System by Lessee subjects the Pipeline System to the jurisdiction of, or regulation by, any federal or state authority as a common carrier, or otherwise, then Lessee shall have the obligation to take such appropriate measures as are reasonably necessary to mitigate or avoid such jurisdiction or regulation. Upon Lessee's request, Lessor agrees to execute any agreements or take all necessary action to effectuate Lessee's efforts regarding same, provided that such agreements shall not affect Lessee's obligation to pay Base Rent pursuant to this Financing Lease in the amounts set forth on Exhibit B, the terms of any such payment or the intention of the parties set forth in Section 4.E.

7.   <u>Alterations and Improvements.</u> Lessee, at its sole cost and expense, may alter or make modifications or improvements to the Pipeline System in accordance with Applicable Laws without Lessor's prior written consent, including adding or deleting receipt points and delivery points in its sole discretion. Furthermore, Lessee may elect to undertake to increase the capacity of the Pipeline System itself. Except as otherwise expressly provided in this Financing Lease, Lessor shall not make any modifications, alteration, or additions to the Pipeline System without the prior written approval of Lessee.

8.   <u>Maintenance and Repair.</u> Lessee, at its sole cost and expense, shall at all times maintain and keep all aspects of the Pipeline System in good condition and repair, in accordance with Applicable Laws and in accordance with prevailing industry standards, and shall promptly make all necessary and proper repairs, structural and non-structural, ordinary and extraordinary, and all necessary and proper replacements and substitutions thereto. If any changes, modifications, upgrades or alterations to the Pipeline System are required during the Lease Term due to the enactment or amendment of Applicable Laws, then Lessee shall promptly make such changes, modifications, upgrades or alterations and will bear the cost thereof. Lessor shall have no right to maintain, repair, replace, change, modify or alter the Pipeline System during the Lease Term.

Notwithstanding anything to the contrary stated in this Section 8, Lessee shall have no obligation to maintain, repair, replace, change, modify or alter the Pipeline System during the final five (5) years of the Lease Term, provided that Lessee continues to pay Base Rent in accordance with Section 4.A above and the condition of the Pipeline System complies with Applicable Laws, and that the parties comply with their respective obligations set forth in Section 3.B above.

Nothing contained in this Financing Lease shall be construed as constituting the consent or request of Lessor, expressed or implied, to or for the performance by any contractor, mechanic, laborer, materialman, supplier or vendor of any labor or services or for the furnishing of any materials for any construction, alteration, addition, repair or demolition of or to the Pipeline System or any part thereof. NOTICE IS HEREBY GIVEN THAT LESSOR IS NOT AND SHALL NOT BE LIABLE FOR ANY LABOR, SERVICES OR MATERIALS FURNISHED OR TO BE FURNISHED TO LESSEE, OR TO ANYONE HOLDING ANY INTEREST IN THE PIPELINE SYSTEM OR ANY PART THEREOF THROUGH OR UNDER LESSEE, AND THAT NO MECHANIC'S OR OTHER LIENS FOR ANY SUCH LABOR, SERVICES OR MATERIALS SHALL ATTACH TO OR AFFECT THE INTEREST OF LESSOR IN AND TO THE PIPELINE SYSTEM.

9.   Representations and Warranties of Lessor. As of the Effective Date, Lessor represents and warrants to Lessee that:

A.   Organization. Lessor is duly organized, validly existing and in good standing under the laws of the state of its organization, and is duly qualified to transact business in those states in which the Pipeline System is situated.

B.   Authority. Lessor has all requisite power and authority to execute, deliver and perform its obligations under this Financing Lease and to consummate the transactions contemplated in this Financing Lease. The execution and delivery of this Financing Lease and the performance of its obligations hereunder by Lessor have been duly and validly authorized by all necessary action of Lessor.

C.   No Violation. Neither the execution of this Financing Lease nor the performance by Lessor of its obligations hereunder violate Lessor's Limited Liability Company Agreement. Furthermore, neither the execution of this Financing Lease nor the performance by Lessor or any Lessor Affiliate of its obligations hereunder will require consent from any third party under, or violate the terms of, any other contract, commitment, understanding, arrangement or restriction of any kind or character to which Lessor or any Lessor Affiliate is a party or by which its assets are bound.

D.   Litigation Proceedings. There is no presently pending or, to Lessor's Knowledge threatened, litigation, arbitration or administrative proceeding against Lessor that if adversely determined would adversely affect Lessor's interest in, or the operation of, the Pipeline System, or Lessor's ability to enter into and perform its obligations under this Financing Lease.

10.   Representations and Warranties of Lessee. As of the Effective Date, Lessee represents and warrants to the Lessor that:

A.   Organization and Authority. Lessee is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to transact business in the State of Mississippi and the State of Louisiana, and has full power and authority to enter into this Financing Lease and perform its obligations hereunder. The execution and delivery of this Financing Lease and the performance of its obligations hereunder by Lessee have been duly and validly authorized by all necessary action of Lessee.

B.   Execution and Effect. This Financing Lease has been duly and validly executed and delivered by Lessee and assuming the due authorization, execution and delivery of this Financing Lease by Lessor, constitutes a valid, binding and enforceable obligation of Lessee; subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

C.   No Violation. Except as disclosed in Schedule 10.C, neither the execution and delivery of this Financing Lease by Lessee nor the performance by Lessee of its obligations hereunder (a) violates any provision of the organizational documents of Lessee, (b) subject to obtaining the Outstanding Consents which are set forth on Schedule 10.C, constitutes a breach of or default under (or an event that, with the giving of notice or passage of time or both, would constitute a breach of or default under), or will result in the termination of, or accelerate the performance required by, or result in the creation or imposition of any security interest, lien, charge or other encumbrance upon Lessee's interest in the Pipeline System under, any material contract, commitment, understanding, agreement, arrangement or restriction of any kind or character to which Lessee is a party or by which Lessee or any of its assets are bound (provided, however, that this Section 10.C shall not be construed as constituting a representation or warranty as to (i) whether or not any of the Outstanding Consents, which are set forth on Schedule 10.C, will be obtained or (ii) the effect of failing to obtain any such Outstanding Consent), or (c) violates in any material respect any statute, law, regulation or rule, or any judgment, decree, writ or injunction or any Governmental Body applicable to Lessee or any of its assets.

D.   Litigation. Except as disclosed in Schedule 10.D, (a) there are no judgments, orders, writs or injunctions of any Governmental Body, presently in effect or pending or, to Lessee's Knowledge threatened, against Lessee with respect to its interest in the Pipeline System or the operation thereof, or, which, if adversely determined, would impair or prohibit the ability to perform its obligations hereunder in any material respects, (b) there are no material claims, actions, suits or proceedings by or before any Governmental Body pending or, to Lessee's Knowledge, threatened by or against Lessee with respect to its interest in the Pipeline System or the operation thereof, and (c) the Pipeline System is not the subject of any pending or, to Lessee's Knowledge, threatened claim, demand, or notice of violation or liability from any Person.

E.   Compliance with Applicable Law. Except (a) as disclosed in Schedule 10.E, and (b) with respect to Environmental Law, which are addressed in Section 10.H below, Lessee has complied in all material respects with Applicable Laws, judgments and decrees applicable to its operation and use of the Pipeline System as presently conducted and Lessee has not received any written notification, and is not aware of any planned written notification, that it is not presently in material compliance therewith.

F.   [Intentionally Omitted].

G.   Taxes. All Tax Returns required to be filed by federal, state or local laws with respect to the Pipeline System Taxes have been filed by Lessee, and all Pipeline System Taxes imposed or assessed, whether federal, state or local, which are due or payable for any period ended, have been paid or provided for.

H.   Environmental Matters.

(a) Except as disclosed in Schedule 10.H, (i) Lessee has not received any written notification that asserts (and does not have any Knowledge) that any portion of the Pipeline System is not in material compliance with applicable Environmental Law and (ii) to Lessee's Knowledge, no condition or circumstance exists which would give rise to any material Environmental Costs and Liabilities related to the Pipeline System.

(b) Except as disclosed in Schedule 10.H (i) all of the Environmental Permits have been granted by the appropriate authority and (ii) are valid and in full force and effect. There are no material actions or proceedings for the revocation thereof or any other material action or proceeding before any Governmental Body involving any Environmental Permit.

I.   No Unsatisfied Liabilities. Except as disclosed in Schedule l0.I, and other than matters which arise out of Lessor's interest in the Pipeline System, there are no debts, liabilities or obligations of Lessee secured by or burdening Lessee's interest in the Pipeline System other than obligations that will be satisfied, and obligations to be performed under the terms of the Rights-of-Way or imposed by Applicable Law.

J.   Investment Company Act. Lessee is not an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 and Lessee is not subject to regulation under any United States federal or state statute or regulation which limits its ability to incur indebtedness.

K.   Solvency. The fair value of Lessee's and its affiliates' Properties, on a consolidated basis, exceeds the probable liability of their consolidated debts and other liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of Lessee's and its affiliates' Properties, on a consolidated basis, is greater than the amount that will be required to pay the probable liability of their consolidated debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) Lessee and its affiliates, on a consolidated basis, are able to pay their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) Lessee and its affiliates, on a consolidated basis, do not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted.

11.   Special Covenants of Lessee.   In addition to the other terms, conditions, representations and warranties contained in this Financing Lease, and without in any way modifying or diminishing the obligations under the Financing Lease Guaranty, as of the Effective Date and throughout the Lease Term (as if remade on each day during the Lease Term), Lessee covenants as follows:

        A.   Unless available through the electronic data gathering, analysis and retrieval system of the Securities and Exchange Commission ("SEC"), or otherwise publicly available as documents are filed with the SEC, Lessee shall furnish to Lessor on or before sixty (60) days after the end of each fiscal quarter and on or before 120 days after the end of each fiscal year, a copy of all of DRI's and its subsidiaries' and affiliates' quarterly and annual financial statements (prepared in accordance with generally accepted accounting principles).

        B.   If during the Lease Term, DRI is no longer a reporting entity under the Securities Exchange Act of 1934, Lessee shall deliver annual reserve reports to Lessor, within ninety (90) days after the end of each fiscal year, with respect to (i) each Carbon Dioxide field from which Carbon Dioxide is shipped on the Pipeline System, and (ii) each hydrocarbon field to which Carbon Dioxide is shipped on the Pipeline System.

        C.   Lessee agrees that Lessee shall not directly or indirectly create or allow to remain, and shall promptly discharge at its sole cost and expense, any Lien (other than any Permitted Encumbrances, Lessor Liens, Collateral Liens and Interest Liens), defect, attachment, levy, title retention agreement or claim upon the Pipeline System or any Lien, attachment, levy or claim with respect to the Base Rent, the Financing Lease Prepayment Amount or other amounts owing hereunder, other than Permitted Encumbrances, Lessor Liens, Collateral Liens and Interest Liens, provided that with respect to Outstanding Consents, Lessee's sole obligation will be to comply with Lessee's agreements in Section 4 of the Closing Agreement. Lessee's obligation to discharge any Lien, attachment, levy or claim as set forth in this Section 11.C shall apply notwithstanding the fact that such Lien, attachment, levy or claim does not breach any warranty of or representation regarding title to the Pipeline System made by Lessee.

12.   [Reserved].

13.   Risk of Loss. Lessee agrees to assume all risk of loss and damage to the Pipeline System. In the event of loss (including casualty loss) or damage to the Pipeline System, (i) Lessee shall promptly repair, rebuild and reconstruct the Pipeline System, and (ii) all of Lessee's obligations (including payment) shall continue in full force and effect.

Notwithstanding anything to the contrary stated above in this Section 13, Lessee shall have no obligation to repair, rebuild or reconstruct the Pipeline System during the final five (5) years of the Lease Term, provided that Lessee continues to pay Base Rent in accordance with Section 4.A above and the condition of the Pipeline System complies with Applicable Laws, and that the parties comply with their respective obligations set forth in Section 3.B above.

14. Sale or Assignment. From and after the Original Effective Date, neither Lessee nor Lessor may assign, sell, convey, transfer, sublease or encumber (other than Permitted Encumbrances) the Pipeline System, its interest in the Pipeline System or this Financing Lease or their rights or obligations hereunder, either in whole or in part without the prior consent of the other party; provided, however, that Lessor may pledge or assign its interest in this Financing Lease pursuant to the Collateral Agreement and any exercise of remedies pursuant thereto. Any purported assignment, sale, conveyance, other transfer, sublease or encumbrance in contravention of the foregoing terms shall be null and void.

15. Events of Default and Remedies.

A. Events of Default. The occurrence of one or more of the following events or conditions shall constitute a "Lease Event of Default":

(1) the occurrence of a Bankruptcy Event with respect to Lessee or DRI (a "Bankruptcy Default");

(2) (i) the failure of Lessee to make any payment of Base Rent to Lessor as and when due hereunder; provided, however, that only in the case of the first failure during any calendar year to make any payment of Base Rent to Lessor as and when due hereunder, the failure to make such payment as and when due shall not constitute a Lease Event of Default unless such failure continues for ten (10) days after written notice from Lessor to Lessee of such failure, but any subsequent failure during such calendar year to make any payment of Base Rent as and when due hereunder shall automatically constitute a Lease Event of Default without the requirement of any notice from Lessor; provided further, that in order to cure the failure to make any payment of Base Rent as and when due, in addition to paying the full amount of such payment Lessee shall also pay all Default Interest accrued during the period from the original due date of such payment until such payment is made to Lessor hereunder; or (ii) the failure of Lessee or DRI to make any payment (other than a payment of Base Rent) as and when due hereunder, under the Financing Lease Guaranty or Section 5(g) of the C&A, if such failure continues for ten (10) days after written notice from Lessor to Lessee of such failure;

(3) the material breach (i) by Lessee of any representation, covenant or agreement set forth in this Financing Lease, (ii) by DRI of any representation, covenant or agreement in the Financing Lease Guaranty or (iii) by Lessee or DRI of any representation, covenant or agreement in the C&A, where such material breach under (i), (ii) or (iii) above continues for thirty (30) days after receipt by Lessee or DRI, as applicable, of written notice thereof from Lessor; provided, however, that if the matter which is the subject of the breach cannot by its nature, if diligently pursued, be remedied by such party within said thirty (30) day period, and such party shall have prepared a plan for remedying such failure that is reasonably acceptable to Lessor and such party is proceeding with diligence to

implement such plan, such thirty (30) day period shall be extended by such additional time period as may be reasonably agreed to by Lessor to implement such plan, and, <u>provided</u> <u>further</u>, <u>however</u>, that the remedying of such potential default shall not affect the right of Lessor under this Financing Lease if other defaults occur before such potential default has been remedied and <u>provided</u> <u>further</u> that the notice and opportunity to cure provisions of this Section 15.A(3) shall not apply to any other events of default under this Section 15.A;

      (4)   the failure of DRI to satisfy any payment obligation as and when due under the Financing Lease Guaranty;

      (5)   DRI or Lessee shall fail to make any payment (whether of principal or interest) in respect of the DRI Credit Agreement, when and as the same shall become due and payable, after giving effect to any applicable cure period set forth therein;

      (6)   Lessee or DRI or any of DRI's subsidiaries shall fail to observe or perform any term, covenant, condition or agreement (other than a default referenced in Section 15.A(5) above) contained in any agreement or instrument evidencing or governing Material Indebtedness, which failure, in any case, results in such Material Indebtedness becoming due and payable prior to its scheduled maturity; or

      (7)   any Financing Lease Document or any material provision thereof after delivery thereof (a) shall for any reason, except to the extent permitted by the terms thereof (or as waived by Lessor in accordance with the terms hereof), be proven to have ceased to be valid, binding and enforceable in accordance with its terms against Lessee or DRI or any of them shall so state in writing, or (b) shall be repudiated in writing by Lessee or DRI.

      B.   <u>Remedies.</u> Upon the occurrence of a Bankruptcy Default, Lessor may (i) by notice to Lessee, declare the Financing Lease Prepayment Amount as of such date, to be due and payable in whole, and thereupon such amount shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by Lessee and Lessee shall, all without presentment, demand, protest or other notice of any kind, consummate the Cash Prepayment Option in accordance with the Lessor Release Mechanics as if Lessor had made a demand pursuant to Section 15.B(1) below or (ii) demand that Lessee exercise the Exchange Note Option in accordance with Section 15.C hereof. In addition, upon the occurrence of any Lease Event of Default and at any time thereafter so long as such Lease Event of Default is continuing, Lessor may do one or more of the following as Lessor in its sole discretion shall determine, without limiting any other right or remedy Lessor may have on account of such Lease Event of Default (it being the intent of the parties that such remedies shall be consistent with the intent of the parties set forth in Section 4.E); provided, that Lessor agrees that Lessor will immediately forfeit and waive (or be deemed to have forfeited and waived), and so will not be able to pursue, any of the other remedies set forth in Sections 15.B(2) through 15.B(7) below if it makes (or is deemed to have made) a demand that Lessee exercise the Exchange Note Option in accordance with Section 15.C hereof:

(1)   Lessor may, by written notice to Lessee, demand that Lessee exercise either the Exchange Note Option or Cash Prepayment Option in accordance with Section 15.C hereof; provided that if such notice is based on any Lease Event of Default described in Sections 15.A(2), (4), (5), (6) or (7) (each, a "Cash Prepayment Only Default"), the Exchange Note Option shall not be available to Lessee and Lessee shall repay its obligations hereunder pursuant to the Cash Prepayment Option; provided further in connection with a Bankruptcy Default, Lessor shall be deemed to have made a demand substantially concurrently with such Bankruptcy Default that Lessee exercise the Exchange Note Option in accordance with Section 15.C hereof.

(2)   Lessor may, without prejudice to any other remedy which Lessor may have for possession of the Pipeline System, and to the extent and in the manner permitted by Applicable Law, enter upon the Pipeline System and take immediate possession of (to the exclusion of Lessee) the Pipeline System and expel or remove Lessee and any other Person who may be occupying the Pipeline System, by summary proceedings or otherwise, all without liability to Lessee for or by reason of such entry or taking of possession, whether for the restoration of damage to property caused by such taking or otherwise and, in addition to Lessor's other damages, Lessee shall be responsible for all costs and expenses incurred by Lessor in connection with any and all costs of any alterations or repairs made by Lessor;

(3)   As more fully set forth below in this Section and in the Memorandum of Financing Lease, Lessor may foreclose the lien herein created or sell all of Lessee's interest in the Pipeline System at public or private sale, as Lessor may determine;

(4)   Lessor may, at its option, elect to continue to collect Base Rent, in accordance with Section 4.A hereof and all other amounts due to Lessor (together with all costs of collection) and enforce Lessee's obligations under this Financing Lease as and when the same become due, or are to be performed, by suit or otherwise;

(5)   Lessor may exercise any other right or remedy that may be available to it under Applicable Law, including any and all rights or remedies under the Financing Lease Documents, or proceed by appropriate court action (legal or equitable) to enforce the terms hereof or to recover damages for the breach hereof. Separate suits may be brought to collect any such damages for any period(s), and such suits shall not in any manner prejudice Lessor's right to collect any such damages for any subsequent period(s), or Lessor may defer any such suit until after

the expiration of the Lease Term, in which event such suit shall be deemed not to have accrued until the expiration of the Lease Term;

(6)   Lessor may retain and apply against the Financing Lease Prepayment Amount, all sums which Lessor would, absent such Lease Event of Default, be required to pay to, or turn over to, Lessee pursuant to the terms of this Financing Lease; or

(7)   Lessor, to the extent permitted by Applicable Law, as a matter of right and with notice to Lessee, shall have the right to apply to any court having jurisdiction to appoint a receiver or receivers of the Pipeline System, and Lessee hereby irrevocably consents to any such appointment. Any such receiver(s) shall have all of the usual powers and duties of receivers in like or similar cases and all of the powers and duties of Lessor in case of entry, and shall continue as such and exercise such powers until the date of confirmation of the sale of Lessee's interest in the Pipeline System unless such receivership is sooner terminated.

Lessor and Lessee agree that (i) to secure Lessee's obligations to Lessor (monetary or otherwise) hereunder for the benefit of Lessor and to secure payment of the Financing Lease Prepayment Amount and all other amounts payable from Lessee to Lessor under the Financing Lease Documents and Section 5(g) of the C&A in connection therewith, but subject to the limitations set forth in Section 4.E(1) above, (A) Lessee has granted a Lien to Lessor against Lessee's interest in the portion of the Pipeline System located in the State of Mississippi, any proceeds received at any time resulting from the sale or other disposition of all or a part of the Pipeline System, and all rents, income or related fees or charges for transportation of Carbon Dioxide or any other substance through the Pipeline System from and after the Income Termination Date, WITH POWER OF SALE as provided herein and in the Memorandum of Financing Lease to be recorded in the State of Mississippi, to the extent permitted by law, and that, upon the occurrence of any Lease Event of Default, Lessor shall have the power and authority, to the extent provided by law, after proper notice and lapse of such time as may be required by law, to sell all of Lessee's interest in the Pipeline System (and the proceeds, rents, income or related fees or charges described in this clause (A)) at the time and place of sale fixed by Lessor in such notice of sale, at auction to the highest bidder for cash in lawful money of the United States payable at the time of sale; accordingly, it its acknowledged that A POWER OF SALE HAS BEEN GRANTED IN THIS INSTRUMENT; A POWER OF SALE MAY ALLOW LESSOR TO TAKE LESSEE'S INTEREST IN THE PIPELINE SYSTEM AND SELL IT WITHOUT GOING TO COURT IN A FORECLOSURE ACTION, and may take such other actions as are provided in the Memorandum of Financing Lease; and (B) Lessee has granted a Lien to Lessor against Lessee's interest in the portion of the Pipeline System located in the State of Louisiana, any proceeds received at any time resulting from the sale or other disposition of all or a part of the Pipeline System, and all rents, income or related fees or charges for transportation of Carbon Dioxide or other substances through the Pipeline System from and after the Income Termination Date pursuant to the terms of the Memorandum of Financing Lease to be recorded in the State of Louisiana; and (ii) upon the occurrence of any Lease Event of Default, Lessor, in lieu of or in addition to exercising any power of sale hereinabove given or granted in the Memorandum of Financing Lease, may proceed by a suit or suits in equity or at law, whether for a foreclosure hereunder, or for the sale of Lessee's interest in the Pipeline System, or against Lessee on a recourse basis for the Financing Lease Prepayment Amount, or for the specific performance of any covenant or agreement herein contained (in a manner not inconsistent with the intent of the parties as set forth in Section 4.E) or in aid of the execution of any power herein granted, or for the appointment of a receiver pending any foreclosure hereunder or the sale of Lessee's interest in the Pipeline System, or for the enforcement of any other appropriate legal or equitable remedy.

The security interest and lien created under the preceding paragraph secures all obligations (whether monetary or otherwise) of Lessee and DRI to Lessor now or hereafter existing under this Financing Lease and each other Financing Lease Document and Section 5(g) of the C&A, whether for Base Rent, costs, fees, expenses or otherwise, including the Financing Lease Prepayment Amount.

Upon completion of any foreclosure sale, whether judicially or by power of sale, and actual receipt by Lessor of the proceeds of the foreclosure sale, (i) the proceeds actually received by Lessor from such foreclosure sale shall be applied in accordance with Applicable Law, including payment of the cost of sale, payment of the Financing Lease Prepayment Amount and payment of any excess to Lessee or to whomever else may be entitled to such excess under Applicable Law, (ii) Lessee shall remain obligated to pay any deficiency (i.e., the amount by which the Financing Lease Prepayment Amount exceeds the portion of the foreclosure proceeds applied toward the Financing Lease Prepayment Amount), (iii) Lessee and Lessor shall each remain obligated to pay and perform their respective obligations under the Survival Provisions and (iv) except as otherwise provided in clauses (ii) and (iii) of this paragraph, Lessee shall have no further rights or obligations under this Financing Lease.

To the maximum extent permitted by law, Lessee hereby waives the benefit of any appraisement, valuation, stay, extension, reinstatement, re-entry, repossession and redemption laws now or hereafter in force, the benefit of any laws now or hereafter in force exempting property from liability for rent or for debt or limiting Lessor with respect to the election of remedies, all rights of marshaling in the event of any sale of Lessee's interest in the Pipeline System or any interest therein, and any other rights which might otherwise limit or modify any of Lessor's rights or remedies under this Section 15.B;

Lessor shall be entitled to enforce payment of the indebtedness from Lessee to Lessor hereunder and performance of the obligations of Lessee for the benefit of Lessor secured hereby and to exercise all rights and powers under this instrument or under any of the other Financing Lease Documents or other agreement or any laws now or hereafter in force, notwithstanding some or all of the obligations secured hereby may now or hereafter be otherwise secured, whether by mortgage, security agreement, pledge, lien, assignment or otherwise. Neither the acceptance of this instrument nor its enforcement, shall prejudice or in any manner affect Lessor's right to realize upon or enforce any other security now or hereafter held by Lessor, it being agreed that Lessor shall be entitled to enforce this instrument and any other security now or hereafter held by Lessor in such order and manner as Lessor may determine in its absolute discretion. No remedy herein conferred upon or reserved to Lessor is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. Every power or remedy given by any of the Financing Lease Documents to Lessor or to which it may otherwise be entitled, may be exercised, concurrently or independently, from time to time and as often as may be deemed expedient by Lessor. In no event shall Lessor, in the exercise of the remedies provided in this instrument (including, without limitation, the appointment of a receiver and the entry of such receiver onto all or any part of the Pipeline System), be deemed a "mortgagee in possession", and Lessor shall not in any way be made liable for any act, either of commission or omission, in connection with the exercise of such remedies.

Upon the occurrence of a Lease Event of Default (other than the DRI Bankruptcy Default) after the date hereof and the expiration of any applicable cure or grace period provided herein with respect thereto, Lessor shall have the option, but not the obligation, to perform a covenant on Lessee's behalf and in connection therewith, incur reasonable expenses for the account of Lessee, and any and all such sums expended or obligations reasonably incurred by Lessor in connection therewith shall be paid by Lessee to Lessor within thirty (30) days following written invoice from Lessor.

      C.   <u>Lessee Exchange or Prepayment Options</u>. Upon the occurrence of any of the circumstances set forth in Section 3.C(1) through 3.C(7), Lessee shall have the option, but not the obligation, but only within thirty (30) days of the occurrence of any such event, to notify Lessor of its intention to exercise either the Cash Prepayment Option or Exchange Note Option. Upon Lessor's delivery of the demand (or deemed demand in connection with the DRI Bankruptcy Default) described in Section 15.B(1), Lessee shall have the obligation to consummate either the Cash Prepayment Option or Exchange Note Option, on and in accordance with, and within the time period prescribed by, the Prepayment or Exchange Terms (as defined below). Each of the parties hereto acknowledge and agree that (i) the DRI Bankruptcy Default occurred upon the commencement of the Bankruptcy Cases, (ii) Lessor is deemed to have made a demand substantially concurrently with the commencement of the Bankruptcy Cases that Lessee exercise the Exchange Note Option for the Settlement Amount, (iii) Lessee is deemed to have **initiated the exercise of the Exchange Note Option immediately following such deemed demand by Lessor** on and in accordance with the Prepayment or Exchange Terms (as defined below) and (iv) the Exchange Note Option and the Exchange Documents shall become effective immediately after the effectiveness of this Financing Lease on the Effective Date. As used herein, "Prepayment or Exchange Terms" shall mean the consummation of either the Cash Prepayment Option or the Exchange Note Option whereby (i) the parties shall cooperate in good faith to consummate the applicable option as soon as reasonably possible, and if the parties are unable to consummate the applicable option within thirty (30) days of any of Lessee's notice or Lessor's demand (or deemed demand, if applicable), the parties shall submit to an arbitration proceeding conducted in accordance with Section 22.H below to resolve any remaining issues related thereto; and (ii) the closing of such prepayment shall occur in accordance with the Lessor Release Mechanics. The applicable option shall be consummated either (a) by Lessee paying the Financing Lease Prepayment Amount in immediately available funds (the "Cash Prepayment Option"), or (b) if no Cash Prepayment Only Default has occurred and is continuing, then at Lessee's election or demand (or deemed demand, if applicable) by Lessor (the "Exchange Note Option"), by Lessee executing and delivering to Lessor a promissory note (the "Exchange Note") in the form attached hereto as Exhibit E, in an original principal amount equal to the Settlement Amount, which shall be secured by one or more deeds of trust and mortgages granting a lien on the Pipeline System (the "Exchange Mortgages") in the forms attached hereto as

Exhibit F-l and Exhibit F-2, and the payment of which is guaranteed by DRI pursuant to a guaranty agreement dated as of the date of the Exchange Note executed and delivered by DRI in the form attached hereto as Exhibit G (the "Exchange Guaranty"), the UCC financing statements in the forms attached hereto as Exhibit H-l and Exhibit H-2 (the "Exchange Financing Statements" and together with the Exchange Note, the Exchange Mortgages and the Exchange Guaranty, collectively the "Exchange Documents"). The Exchange Documents are in renewal, extension and rearrangement of the indebtedness and the Liens created in and by this Financing Lease.

D.   <u>Default Interest.</u> Upon the occurrence of any Lease Event of Default (other than the DRI Bankruptcy Default) after the date hereof, and during the continuation thereof, or while any payment of Base Rent hereunder has not been paid in full as and when due hereunder (even if no Lease Event of Default then exists due to the provisions of Section 15.A(2)), all amounts outstanding hereunder (including, without limitation, the full unpaid principal balance (as set forth in Exhibit B)) shall bear additional interest ("Default Interest") at the rate of twelve and 25/100 percent (12.25%) per annum ("Default Interest Rate"). However, in determining the amount of Default Interest required to be paid to cure a payment default pursuant to Section 15.A(2), Default Interest shall be an amount equal to an additional two percent (2%) per annum on the full balance shown on Exhibit B after the application of the previous non-defaulted payments made by Lessee. In addition, if any amount (other than as described in the preceding sentences of this Section 15.D) is not paid in full to Lessor as and when due hereunder, such amount shall bear interest at the Default Interest Rate from the earlier of the two dates described in clause (ii) of Section 15.A(2) until paid in full.

E.   <u>Successful Exchange or Prepayment Option</u>. If Lessee consummates an Exchange Note Option or Cash Prepayment Option in accordance with the requirements of this Financing Lease and Sections 2(b) and (d) of the C&A, then, notwithstanding anything to the contrary in the Financing Lease Documents, Lessor will comply with the Lessor Release Mechanics.

16.   <u>Estoppels.</u> Each party agrees, from time to time, within ten (10) days after request of the other, to deliver to the requesting party, or its designee, an estoppel certificate stating whether or not this Financing Lease is in full force and effect, the date to which Base Rent has been paid, the unexpired term of this Financing Lease and such other factual matters pertaining to this Financing Lease as deemed reasonably necessary by the requesting party.

17.   <u>Notices.</u> Any notice or communication required or permitted in this Financing Lease shall be given in writing, sent by (a) personal delivery, or (b) expedited delivery service with proof of delivery, or (c) United States mail, postage prepaid, registered or certified mail, return receipt requested, addressed:

> <u>if to Lessor, as follows:</u>
> c/o Genesis Energy, L.P.
> 919 Milam, Suite 2100
> Houston, Texas 77002

Fax No.: (713) 860-2640
Attention: Grant Sims

with a copy (which shall not constitute notice) to:
c/o Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana
44th Floor
Houston, Texas 77002
Fax No.: (713) 236-0822
Attention: Christopher E. Centrich

and, if to Lessee, as follows:
c/o Denbury Onshore, LLC
5851 Legacy Circle, Suite 1200
Plano, Texas 75024
Attention: Mark Allen, Chief Financial Officer

with copies (which shall not constitute notice) to:
c/o Denbury Inc.
5851 Legacy Circle, Suite 1200
Plano, Texas 75024
Attn: James Matthews, General Counsel

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attn: William Bos

or to such other address or to the attention of such other person as shall be designated by the applicable party and on fifteen (15) days' notice from time to time in writing and sent in accordance herewith. Any such notice or communication shall be deemed to have been given either at the time of personal delivery or, in the case of delivery service or mail, upon receipt.

18.   Limitation of Liability.   NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL OR PUNITIVE DAMAGES OF ANY KIND ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE OF OR FAILURE TO PERFORM UNDER THIS FINANCING LEASE.

19.   Casualty and Condemnation. Subject to the provisions of this Section 19, if all or a portion of the Pipeline System is damaged or destroyed in whole or in part by a Casualty or if the use, access, occupancy, easement rights or title to the Pipeline System or any part thereof, is the subject of a Condemnation, then

(1)   in the case of a Casualty affecting the Pipeline System that is not an Event of Loss, any insurance proceeds payable with respect to such Casualty shall be paid directly to Lessee (or if received by Lessor, shall be paid over to Lessee) for the sole purpose of reconstruction, refurbishment and repair of the Pipeline System; provided, however, that in the event that either (x) such reconstruction, refurbishment or repair cannot be completed prior to the end of the Lease Term or (y) Lessee shall elect not to use such proceeds for the reconstruction, refurbishment or repair of the Pipeline System, then all such insurance proceeds payable with respect to such Casualty shall be paid to Lessor to be applied towards the payment of the Financing Lease Prepayment Amount, first to expenses and Claims (other than as set forth in second and third below) then owing to Lessor under the Financing Lease Documents and/or Section 5(g) of the C&A, second to unpaid interest due and owing hereunder, and third to the principal component of the Base Rent in inverse order of maturity;

(2)   in the case of a Condemnation of any part of the Pipeline System that is not an Event of Loss, any award or compensation relating thereto shall be paid to Lessee for the sole purpose of restoration of the Pipeline System; provided, however, that if such restoration cannot be completed prior to the end of the Lease Term, then such award or compensation shall be paid to Lessor to be applied towards the payment of the Financing Lease Prepayment Amount, first to expenses and Claims (other than as set forth in second and third below) then owing to Lessor under the Financing Lease Documents and/or Section 5(g) of the C&A, second to unpaid interest due and owing hereunder, and third to the principal component of the Base Rent in inverse order of maturity;

(3)   in the case of any Casualty or Condemnation that is an Event of Loss, such award or compensation shall be paid to Lessor to be applied (x) at the option of Lessee, to the restoration of the Pipeline System where, in the reasonable opinion of Lessee and Lessor, such amounts received are sufficient to complete such restoration and such restoration may be completed prior to the end of the Lease Term; provided, however, that such option may be exercised only by written notice from Lessee to Lessor delivered no more than forty-five (45) days following such Event of Loss, or (y) toward the payment of the Financing Lease Prepayment Amount, first to expenses and Claims (other than as set forth in second and third below) then owing to Lessor under the Financing Lease Documents and/or Section 5(g) of the C&A, second to unpaid interest due and owing hereunder, and third to the principal component of the Base Rent in inverse order of maturity;

provided, however, that, in each case, if a Lease Event of Default shall have occurred and be continuing, such award, compensation or insurance proceeds shall be paid directly to Lessor or, if received by Lessee, shall be held in trust for Lessor, and shall be paid by Lessee to Lessor. All amounts held by Lessor when a Lease Event of Default exists hereunder on account of any award, compensation or insurance proceeds either paid directly to Lessor or any other Person pursuant to the Financing Lease Documents and/or Section 5(g) of the C&A or turned over to Lessor or to any other Person pursuant to the Financing Lease Documents and/or Section 5(g) of the C&A shall at the option of Lessor either be (i) paid to Lessee for the repair of damage caused by such Casualty or Condemnation in accordance with clause (6) of this Section 19, or (ii) applied to the repayment of the Financing Lease Prepayment Amount, <u>first</u> to expenses and Claims (other than as set forth in <u>second</u> and <u>third</u> below) then owing to Lessor under the Financing Lease Documents and/or Section 5(g) of the C&A, <u>second</u> to unpaid interest due and owing hereunder, and <u>third</u> to the principal component of the Base Rent in inverse order of maturity.

(4)   Lessee may appear in any proceeding or action to negotiate, prosecute, adjust or appeal any claim for any award, compensation or insurance payment on account of any such Casualty or Condemnation and shall pay all expenses thereof. At Lessee's reasonable request, and at Lessee's sole cost and expense, Lessor shall participate in any such proceeding, action, negotiation, prosecution or adjustment. Lessor and Lessee agree that this Financing Lease shall control the rights of Lessor and Lessee in and to any such award, compensation or insurance payment.

(5)   If Lessor or Lessee shall receive notice of a Casualty or of an actual, pending or threatened Condemnation of the Pipeline System or any interest therein, Lessor or Lessee, as the case may be, shall give notice thereof to the other promptly after the receipt of such notice.

(6)   If pursuant to this Section 19, this Financing Lease shall continue in full force and effect following a Casualty or Condemnation with respect to the Pipeline System, Lessee shall, at its sole cost and expense (and, without limitation, if any award, compensation or insurance payment is not sufficient to restore the Pipeline System in accordance with this clause (6), Lessee shall pay the shortfall), promptly and diligently repair any damage to the Pipeline System caused by such Casualty or Condemnation in conformity with the prudent industry practice, to restore the Pipeline System to substantially the same condition, operative value and useful life as existed immediately prior to such Casualty or Condemnation. In such event, title to the Pipeline System shall remain with Lessor subject to the terms of this Financing Lease. Upon completion of such restoration, Lessee shall furnish to Lessor a certificate signed by an authorized officer of Lessee confirming that such restoration has been completed pursuant to this Financing Lease.

(7)   In no event shall a Casualty or Condemnation affect Lessee's obligations to pay Base Rent or to perform its obligations and pay any amounts due at the termination of the Lease Term or otherwise as required by this Financing Lease.

(8)   Any Excess Casualty/Condemnation Proceeds received by Lessor in respect of a Casualty or Condemnation shall be turned over to Lessee.

(9)   Notwithstanding anything to the contrary stated above in this Section 19, Lessee shall have no obligation to repair or restore the Pipeline System during the final five (5) years of the Lease Term, <u>provided</u> that Lessee continues to pay Base Rent in accordance with Section 4.A above and the condition of the Pipeline System complies with Applicable Laws, and that the parties comply with

their respective obligations set forth in Section 3.B above. In the event Lessee elects, by providing written notice to Lessor, not to repair or restore the Pipeline System during such final five (5) year period, any Casualty or Condemnation proceeds shall be applied first to expenses and Claims (other than as set forth in second and third below) then owing to Lessor under the Financing Lease Documents and/or Section 5(g) of the C&A, second to unpaid interest due and owing hereunder, and third to the principal component of the Base Rent in inverse order of maturity.

20.   Environmental Matters.   Promptly upon Lessee obtaining Knowledge of the existence of a violation of Environmental Law with respect to the Pipeline System for which the cost of remediation or of steps to comply with applicable permits is then expected to exceed $500,000, Lessee shall notify Lessor in writing of such violation. Lessee shall, at its sole cost and expense, promptly and diligently commence any response, clean up, remedial or other action required by Applicable Law to remove, clean up or remediate each such violation. Lessee shall, upon completion of remedial action by Lessee for any such violation described in the first sentence of this Section 20, cause to be prepared by a nationally recognized environmental consultant acceptable to Lessor and Lessee (which acceptance shall not be unreasonably withheld or delayed) a report describing such violation of Environmental Law and the actions taken by Lessee (or its agents) in response to such violation, and a statement by the consultant that such violation has been remedied in compliance in all material respects with applicable Environmental Laws. Nothing in this Section 20 shall limit Lessee's indemnification obligations set forth elsewhere in this Financing Lease.

21.   Notice of Environmental Matters.   Promptly, but in any event within thirty (30) days from the date Lessee obtains Knowledge thereof pursuant to written notice from any Governmental Body, Lessee shall provide to Lessor written notice of any pending or threatened claim, action or proceeding involving any Environmental Laws or any Release in connection with the Pipeline System for which the cost of remediation or of steps to comply with applicable permits is then expected to exceed $500,000. All such notices shall describe in reasonable detail the nature of the claim, action or proceeding and Lessee's proposed response thereto. In addition, Lessee shall provide to Lessor, within thirty (30) Business Days of receipt, copies of all material written communications with any Governmental Body relating to any such violation of Environmental Law or Release in connection with the Pipeline System. In the event that Lessor receives written notice of any pending or threatened claim, action or proceeding involving any Environmental Laws or any Release on or in connection with the Pipeline System, Lessor shall promptly give notice thereof to Lessee.

22.   Miscellaneous.

A.   Headings/Gender.   Words of any gender used in this Financing Lease shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, unless the context otherwise requires. The captions inserted in this Financing Lease are for convenience only and in no way define, limit or otherwise describe the scope or intent of this Financing Lease, or any provision hereof, or in any way affect the interpretation of this Financing Lease.

B.   Successors and Assigns. Without limiting the terms of Section 14 above, the terms, provisions and covenants and conditions contained in this Financing Lease shall apply to, inure to the benefit of, and be binding upon, the parties hereto and upon their respective heirs, executors, personal representatives, legal representatives, successors and assigns, except as otherwise herein expressly provided. Except as provided in the preceding sentence, this Financing Lease is not for the benefit, and shall not be enforceable by, any third party.

C.   Entire Agreement. This Financing Lease and the Closing Agreement constitute the entire understandings, covenants and agreements of Lessor and Lessee with respect to the lease of the Pipeline System, and together with the Financing Lease Documents and the C&A, constitutes the entirety of the agreements of Lessor and Lessee with respect to the Pipeline System. In the event of any conflict between the terms of the C&A and the Financing Lease Documents, the parties agree that the C&A shall control. Lessor and Lessee each acknowledge that with respect to this Financing Lease, no representations, inducements, promises or agreements, oral or written, have been made by Lessor or Lessee, or anyone acting on behalf of Lessor or Lessee, which are not contained herein, and any prior agreements, promises, negotiations, or representations not expressly set forth in this Financing Lease are of no force or effect.

D.   Severability. If any clause or provision of this Financing Lease is illegal, invalid, or unenforceable under present or future laws effective during the Lease Term, then and in that event, it is the intention of the parties hereto that the remainder of this Financing Lease shall not be affected thereby, and it is also the intention of the parties to this Financing Lease that in lieu of each clause or provision of this Financing Lease that is illegal, invalid or unenforceable, there be added, as a part of this Financing Lease, a clause or provision as similar in terms to such illegal, invalid or unenforceable clause or provision as may be possible and be legal, valid and enforceable.

E.   Counterparts. This Financing Lease may be executed in counterparts, each being deemed an original, but together constituting only one instrument.

F.   Time for Performance. TIME IS OF THE ESSENCE WITH RESPECT TO ALL PERFORMANCE OBLIGATIONS CONTAINED IN THIS FINANCING LEASE.

G.   Governing Law. THIS FINANCING LEASE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MISSISSIPPI WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES THAT WOULD DIRECT APPLICATION OF THE LAWS OF ANOTHER JURISDICTION, EXCEPT TO THE EXTENT THAT IT IS MANDATORY THAT THE LAW OF SOME OTHER JURISDICTION, WHEREIN THE PIPELINE SYSTEM IS LOCATED, SHALL APPLY.

H.   Arbitration. In the event of a dispute between the parties as to any matter arising under this Financing Lease, such dispute shall be resolved in accordance with the dispute resolution provisions described in Exhibit C attached hereto and incorporated herein by reference for all purposes.

I.   Waiver. No waiver by either party of any provision of this Financing Lease or of any default, event of default or breach hereunder shall be deemed to be a waiver of any other provision of this Financing Lease, or of any subsequent default, event of default or breach of the same or any other provision. Either party's consent to or approval of any act requiring consent or approval shall not be deemed to render unnecessary the obtaining of consent to or approval of any subsequent act requiring consent.

J.   Interpretation. Neither anything in this Financing Lease, nor any act of either party hereunder, shall ever be construed as creating the relationship of principal and agent, or a partnership, or a joint venture or enterprise between the parties hereto. References to agreements or other contractual instruments shall include all amendments, restatements, modifications and supplements thereto to the extent not prohibited by this Financing Lease, the C&A, or the NEJD Intercompany Collateral Agreement, the NEJD Intercompany Note and the Financing Agreements (as such terms are defined in the C&A).

K.   Amendments. This Financing Lease may not be modified or amended, except by an agreement in writing signed by Lessor and Lessee. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions or obligations, except as specifically set forth herein.

L.   Exhibits. All exhibits referenced herein as being attached hereto are hereby incorporated herein by reference as if set forth in full in this Financing Lease.

M.   [Reserved].

N.   Merger of Title. There shall be no merger of this Financing Lease or of the leasehold estate created hereby by reason of the fact that the same Person may acquire, own or hold, directly or indirectly, in whole or in part, (a) this Financing Lease or the leasehold estate created hereby or any interest in this Financing Lease or such leasehold estate, and (b) a beneficial interest in Lessor.

O.   Usury. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to the Financing Lease, together with all fees, charges and other amounts which are treated as interest on such Financing Lease under Applicable Law (collectively the "Charges"), shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by Lessor in accordance with Applicable Law, the rate of interest payable in respect of the Financing Lease hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Financing Lease but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to Lessor in respect of the Financing Lease shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by Lessor.

P.   Specific Performance. The parties hereto agree that, if Lessor does not comply with the Lessor Release Mechanics as and when required hereunder, Lessee may enforce such obligations by specific performance.

Q.   Supplements to Lease Financing Documents. Lessor and Lessee shall from time to time enter into such supplements to the Financing Lease Documents as are necessary to provide additional and/or corrected property descriptions for the Pipeline System, including in connection with the Lessor Release Mechanics.

23.   Termination of this Financing Lease and other Financing Lease Documents.

A.   Notwithstanding anything to the contrary herein or in any other Financing Lease Document, upon the effectiveness of the Exchange Documents (but immediately after the effectiveness of this Financing Lease), as of the Effective Date, (i) pursuant to Section 15.E hereof, Lessee shall comply with the Lessor Release Mechanics and (ii) this Financing Lease and all other Financing Lease Documents (for the avoidance of doubt, other than the Exchange Documents), including the Financing Lease Guaranty, shall be automatically terminated and of no force or effect.

B.   Without limitation of the foregoing, and in furtherance of the termination described in Section 23.A above, concurrently with the effectiveness of the Exchange Documents, Lessor shall deliver to Lessee duly executed conveyances, releases (including, if requested, a release and termination of this Financing Lease and the Memorandum of Financing Lease) and other documents reasonably requested by Lessee, in each case in form and substance reasonably satisfactory to Lessee, to evidence the reassignment and release of Lessor's entire interest in the Pipeline System to Lessee (other than, for the avoidance doubt, the interests created by the Exchange Documents), in recordable form, free and clear of any and all liens and encumbrances of any kind, including all Lessor Liens, Collateral Liens and Interest Liens, other than Permitted Encumbrances and any other liens created pursuant to the Exchange Mortgages and Exchange Financing Statements. Lessee (or its designee) is hereby authorized to file and record any such conveyance, termination, release or other document with the appropriate authorities.

[Signatures on following page]

EXECUTED BY LESSOR AND LESSEE, as of the date first written above.

GENESIS NEJD PIPELINE, LLC

By: /s/ Grant E. Sims

Name: Grant E. Sims

Title: Chief Executive Officer

DENBURY ONSHORE, LLC

By: /s/ Mark Allen

Name: Mark Allen

Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Exhibit 10.2

Execution Version

PROMISSORY NOTE

New York, New York
October 30, 2020

This PROMISSORY NOTE (this "***Promissory Note***") is made by DENBURY ONSHORE, LLC, a Delaware limited liability company (the "***Borrower***"), in favor of GENESIS NEJD PIPELINE, LLC (the "***Payee***").

WHEREAS, on May 30, 2008 (the "***Original Effective Date***"), Borrower and Payee entered into that certain Pipeline Financing Lease Agreement (the "***Original Lease***") for the North East Jackson Dome Pipeline System located in the State of Mississippi and the State of Louisiana, pursuant to which Borrower leases the North East Jackson Dome Pipeline System and 100% of its capacity on an exclusive basis from Payee.

WHEREAS, on July 30, 2020, Borrower, together with DRI and certain of its Affiliates (including Borrower), commenced a voluntary case under Chapter 11 of Title 11 of the United States Code (collectively, the "***Bankruptcy Cases***"), which constituted a Lease Event of Default and a Bankruptcy Default under the terms of the Original Lease (collectively, the "***DRI Bankruptcy Default***").

WHEREAS, in connection with the Bankruptcy Cases, Borrower and Payee have reached a settlement agreement (the "***Settlement***") pursuant to which, among other things, (a) on the Effective Date, Payee shall convey the Pipeline System to Borrower pursuant to instruments of conveyance to be recorded in the states of Louisiana and Mississippi (the "***Conveyance Documents***") and (b) Borrower shall pay the Payee $70 million (the "Settlement Amount") in four consecutive quarterly installments of $17.5 million to be payable on the last day of the first month of each quarter, commencing on January 31, 2021 (or if such day is not a business day, the next succeeding business day)**.**

WHEREAS, in order to effect the Settlement, each of the Borrower and the Payee has agreed to amend and restate the Original Lease in its entirety by entering into an Amended and Restated Pipeline Financing Lease Agreement, dated as of the date hereof (the "***Financing Lease***"); provided that (i) the Financing Lease provide for an optional remedy in connection with the Bankruptcy Default that would permit the Borrower and the Payee to elect the Exchange Note Option, (ii) the parties shall have been deemed to have elected the Exchange Note Option for the Settlement Amount as of the commencement of the Bankruptcy Cases and (iii) the Exchange Note Option and the Exchange Documents shall become effective immediately after the effectiveness of the Financing Lease.

WHEREAS, the Borrower desires for the Payee to acknowledge, agree to and accept or enter into, as applicable, (i) this Promissory Note, (ii) two deeds of trust or mortgages, dated as of even date herewith (the "***Exchange Mortgages***"), (iii) that certain consent and agreement, dated as of even date herewith (the "***Exchange Consent***"), and any and all other agreements, documents, instruments or certificates executed by Borrower in connection with such agreements, including in connection with securing the Obligations (such documents, together with the Exchange Note, the Exchange Mortgages and the Exchange Consent, the "***Underlying Agreements***"), pursuant to which the Borrower has agreed to pay the Payee the Settlement Amount in four equal quarterly installments as evidenced by this Promissory Note, which is secured by a security interest in the Pipeline System which, among other components, includes a 183-mile CO_2 pipeline located in the States of Mississippi and Louisiana.

Section 1. **_Defined Terms._**

"A&R Financing Lease" has the meaning assigned to such term in _Section 2_.

"A&R Financing Lease Closing Date" means October 30, 2020.

"Administrative Agent" means Wells Fargo Bank, National Association, as successor to Fortis Capital Corp., in its capacity as administrative agent for the Genesis Lenders under the Credit Agreement and any of its successors in such capacity under the terms of the Credit Agreement or any agent performing a similar role after giving effect to a Refinancing (as defined in the Exchange Consent).

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; _provided_, _however_, that for purposes of this Promissory Note, Genesis Energy, L.P., its subsidiaries and its general partner, Genesis Energy, LLC, shall not be considered Affiliates of DRI, or vice versa.

"Bankruptcy Event" means, with respect to any Person, the entry of a decree or order by a court of competent jurisdiction adjudging such Person as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such Person under the Federal Bankruptcy Code or any other applicable law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Person or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or the consent by such Person to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or similar relief under the Federal Bankruptcy Code or any other applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due and its willingness to be adjudicated a bankrupt.

"Borrower" has the meaning assigned to such term in the introductory paragraph hereto.

"Borrower Parties" means the Borrower and DRI.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real property, pipelines or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Claims" means any and all obligations, liabilities, losses, actions, suits, judgments, penalties, fines, claims, demands, settlements, costs and expenses (including, without limitation, reasonable legal fees and expenses) of any nature whatsoever.

"Closing Agreement" means the Closing Agreement, dated as of the Financing Lease Closing Date, by and between Payee and the Borrower.

"Collateral Lien" means any Lien created by the NEJD Intercompany Collateral Agreement or any exercise of any rights under the NEJD Intercompany Collateral Agreement upon an Event of Default.

"Collective Secured Parties" means, collectively, (i) the Administrative Agent, on behalf of the Secured Parties (as defined in the Credit Agreement), and (ii) NEJD SPE 1.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Credit Agreement" means that certain Fourth Amended and Restated Credit Agreement dated as of June 30, 2014 among Genesis, the MLP, the Genesis Lenders party thereto, the Administrative Agent, and the other parties and agents thereto as amended, restated, supplemented or otherwise modified from time to time after giving effect to the Refinancing (as such term is defined in the Exchange Consent) of that certain First Amended and Restated Credit Agreement dated as of May 30, 2008, among Genesis, the MLP, the Genesis Lenders party thereto, Fortis Capital Corp. and the other parties and agent thereto.

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Default Interest" has the meaning assigned to such term in *Section 3*.

"Default Interest Rate" has the meaning assigned to such term in *Section 3*.

"Denbury Indemnitee" has the meaning assigned to such term in *Section 17(b)*.

"DRI" means Denbury Inc. (formerly known as Denbury Resources Inc.), a Delaware corporation.

"DRI Credit Agreement" means the Credit Agreement, dated as of September 18, 2020, by and among DRI, JPMorgan Chase Bank, N.A., as administrative agent and the other agents and lenders party thereto, as amended, restated, supplemented or otherwise modified, refinanced or replaced, in each case from time to time.

"Effective Date" shall mean October 30, 2020.

"Environmental Laws" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments or injunctions promulgated by any Governmental Body, relating in any way to the environment, preservation or reclamation of natural resources, the management, Release or threatened Release of any Hazardous Material.

"Event of Default" has the meaning assigned to such term in *Section 10*.

"Exchange Collateral" has the meaning assigned to such term in *Section 5*.

"Exchange Consent" means that certain Consent and Agreement (Exchange Note Option), dated as of the date hereof, by and among the Borrower, DRI, the Administrative Agent, Payee, NEJD SPE 1, and the MLP.

"Exchange Documents" means, collectively, this Promissory Note, the Exchange Mortgages, the Exchange Guaranty, the Exchange Consent and any and all other agreements, documents, instruments or certificates executed by any Borrower Party or any of their respective officers at any time in connection with the Obligations under this Promissory Note, including in connection with securing such Obligations, as such agreements may be amended, modified, supplemented or restated from time to time.

"Exchange Guaranty" means the Guaranty, dated as of the date hereof, executed by DRI to Guaranty the Obligations and other obligations as forth therein.

"Financial Officer" means, with respect to any Person, the chief executive officer, president, chief accounting officer, chief financial officer, treasurer, vice president of finance or controller of such Person and, to the extent that any such officer does not exist, any similar officer of the Person's parent or general partner.

"Financing Lease" means that certain Pipeline Financing Lease Agreement, dated as of the Financing Lease Closing Date, by and between Payee and the Borrower.

"Financing Lease Closing Date" means May 30, 2008.

"Financing Lease Consent" means that certain Consent and Agreement, dated as of the Financing Lease Closing Date by and among the Borrower, DRI, the Administrative Agent, Payee, NEJD SPE 1, and the MLP.

"Financing Lease Documents" means the Financing Lease, the Financing Lease Guaranty, the Closing Agreement, the Financing Lease Consent, the SRCA and all other documents, agreements, and instruments related thereto necessary to effect the actions contemplated thereby, as any such documents may be have been amended, modified, supplemented or restated prior to the date hereof, to the extent permitted by the terms of the Loan Documents (as defined in the Credit Agreement), including, for the avoidance of doubt, the A&R Financing Lease.

"Financing Lease Guaranty" means that certain Guaranty, dated as of the Financing Lease Closing Date made by DRI in favor of Payee.

"First Priority" means, with respect to any Lien purported to be created and granted in any Exchange Collateral pursuant to any Exchange Document, that such Lien is the most senior of any Lien by, through or under the Borrower to which such Exchange Collateral is subject other than any encumbrances on such Exchange Collateral of the type referred to in the definition of "Permitted Encumbrances".

"Foreign Lender" means any Payee that is organized under the laws of a jurisdiction other than that in which the Borrower is located. For purposes of this definition, the United States of America, each state thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"GAAP" means generally accepted accounting principles in the United States of America.

"Genesis" means Genesis Crude Oil, L.P., a Delaware limited partnership.

"Genesis Indemnitee" has the meaning assigned to such term in *Section 17(a)*.

"Genesis Lenders" means the lenders party to Credit Agreement from time to time.

"Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, tribal or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

"Governmental Requirements" means, as in effect on the date hereof, any federal, state, local or other law or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder.

"Guaranty" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor Guarantying or having the economic effect of Guarantying any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease Property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; *provided* that the term Guaranty shall not include endorsements for collection or deposit in the ordinary course of business or any obligation that arises solely as a result of the relevant Person's status as a general partner in a partnership.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Hedging Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

"Indebtedness" means, as to any Person, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of Property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices and which in any event are no more than 120 days past due, or, if more than 120 days past due, are being contested in good faith and adequate reserves with respect thereto have been made on the books of such Person), (b) the maximum amount available to be drawn or paid under all letters of credit, bankers' acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of such Person and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers' acceptances, bank guaranties, surety and appeal bonds and similar obligations, (c) all indebtedness of the types described in *clause (a)*, *(b)*, *(d)*, *(e)*, *(f)* or *(g)* of this definition secured by any Lien on any Property owned by such Person, whether or not such indebtedness has been assumed by such Person (*provided* that, if the Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the Property to which such Lien relates), (d) all Capital Lease Obligations of such Person, (e) all Guaranties of such Person, (f) all net obligations under any Hedging Agreement or under any similar type of agreement and (g) all Off-Balance Sheet Liabilities of such Person. For the avoidance of doubt, Indebtedness shall not include any indebtedness that arises solely as a result of the relevant Person's status as a general partner of a partnership.

"Interest Lien" means any Lien held by the Payee as a component of the Payee's interest in the Pipeline System.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, or (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

"Loan" has the meaning assigned to such term in *Section 2*.

"Material Indebtedness" means Indebtedness (other than the Loan) of any one or more of the Borrower Parties in an aggregate outstanding principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the "principal amount" of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower Party would be required to pay if such Hedging Agreement were terminated at such time.

"MLP" means Genesis Energy, L.P., a Delaware limited partnership.

"NEJD Intercompany Collateral" means all collateral under or as defined in the NEJD Intercompany Collateral Agreement.

"NEJD Intercompany Collateral Agreement" means that certain Collateral Agreement, dated as of the Financing Lease Closing Date, made by Payee in favor of NEJD SPE 1.

"NEJD Intercompany Note" means that certain Intercompany Note by Payee in favor of NEJD SPE 1, dated as of the Effective Date.

"NEJD SPE 1" means Genesis NEJD Holdings, LLC, a Delaware limited liability company.

"NEJD Transaction" has the meaning assigned to such term in *Section 2*.

"Obligations" shall mean, collectively, all Indebtedness, liabilities and obligations of each Borrower Party to the Payee, of whatsoever nature and howsoever evidenced, due or to become due, now existing or hereafter arising, whether direct or indirect, absolute or contingent, which may arise under, out of, or in connection with this Promissory Note or the other Exchange Documents and all other agreements, Guaranties, notes and other documents entered into by any party in connection therewith, and any amendment, restatement or modification of any of the foregoing, including, but not limited to, the full and punctual payment when due of any unpaid principal of the Loan, interest (including, without limitation, interest accruing at any post-default rate and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), fees, reimbursement obligations, guaranty obligations, penalties, indemnities, legal and other fees, charges and expenses, and amounts advanced by the Payee, including all out of pocket expenses incurred in order to preserve any collateral or security interest, whether after acceleration or otherwise.

"Off-Balance Sheet Liabilities" means, as to any Person, any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person.

"Organizational Document" means, with respect to any Person, (a) in the case of any corporation, the certificate of incorporation or bylaws (or similar documents) of such Person, (b) in the case of any limited liability company, the certificate of formation and operating agreement (or similar documents) of such Person, (c) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such Person, (d) in the case of any general partnership, the partnership agreement (or similar document) of such Person and (e) in any other case, the functional equivalent of the foregoing.

"Payee" has the meaning assigned to such term in the introductory paragraph hereto.

"Payee Lien" means any Lien on the Pipeline System or the Exchange Documents arising on or after the Effective Date that is either proven to have been created by the Payee or proven to have arisen based on any action of or failure to act by the Payee, the MLP, its subsidiaries, or its general partner, Genesis Energy, Inc.; *provided* that, notwithstanding the foregoing, Payee Liens shall not include (i) any Interest Lien or other Lien that arises solely from the Payee's interest in the Pipeline System but is otherwise unrelated to any action of or failure to act by the Payee, the

MLP, its subsidiaries or its general partner, Genesis Energy, Inc., (ii) Permitted Encumbrances, (iii) any Lien consented to or created or caused by the Payee or its Affiliates, (iv) any Lien arising out of the Payee's performance of, or failure to perform, its responsibilities and obligations under the Exchange Documents or otherwise out of a matter for which the Payee is required to provide indemnification pursuant to this Promissory Note, (v) any Lien related to beneficial ownership, operation or maintenance of the Pipeline System, (vi) any Lien created pursuant to the NEJD Intercompany Collateral Agreement or the Exchange Documents, (vii) any Collateral Lien, or (viii) any Lien not created by the Payee existing immediately prior to the execution and delivery of the Financing Lease.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Body or other entity.

"Permitted Encumbrances" means: (a) any Liens for taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside; (b) materialmen's, mechanic's, repairmen's, employees', contractors' and other similar Liens or charges arising in the ordinary course of business, so long as, at any time, no enforcement action with respect to any such Lien has progressed to the point where a judgment or decree for foreclosure, or a foreclosure sale, could be entered or conducted with the next ensuing thirty (30) day period; (c) all rights reserved to or vested in any Governmental Body to control or regulate any of the real property interests constituting a part of the Pipeline System; (d) easements, rights of way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the Pipeline System as it is currently being used or materially interfere with the ordinary conduct of the Pipeline System; (e) other Liens not created by, through or under the Borrower and which do not secure indebtedness for borrowed money, which Liens are incurred in the ordinary course of business and which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the Pipeline System as it is currently being used or do not, and could not reasonably be expected to, materially interfere with the ordinary conduct or transfer of the Pipeline System; *provided* that any such Lien shall be a Permitted Encumbrance for only so long as, at any time, no enforcement action with respect thereto has progressed to the point where a judgment or decree for foreclosure, or a foreclosure sale, could be entered or conducted within the next ensuing thirty (30) day period; and (f) the rights of grantors and lessors to consent to a transfer of any Rights-of-Way.

"Pipeline System" has the meaning assigned to such term in the Exchange Mortgages of even date herewith.

"Promissory Note" has the meaning assigned to such term in the introductory paragraph hereto.

"Property" means any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including equity interests or other ownership interests of any Person and whether now in existence or owned or hereafter entered into or acquired.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into the indoor or outdoor environment, or into or out of any property.

"Responsible Officer" means, with respect to any Person, the Chief Executive Officer, the President, any Executive Officer, any Financial Officer or any Vice President of such Person. Unless otherwise indicated herein, each reference to a Responsible Officer herein shall mean a Responsible Officer of the Borrower.

"Rights-of-Way" has the meaning assigned to such term in the Exchange Mortgages of even date herewith.

"SRCA" means the Special Representations and Covenants Agreement, dated as of the Financing Lease Closing Date, by and between the MLP and the Borrower.

"Successor" means the Administrative Agent, any Secured Party (as defined in the Credit Agreement), any designee or assignee thereof, or any other transferee (including a designee or assignee of or a transferee from a Successor) of the NEJD Intercompany Collateral subsequent to an exercise of remedies under the Security Documents (as defined in the Credit Agreement); *provided*, that in no event shall NEJD SPE 1, Payee or any other Affiliate of Genesis be a Successor.

"UCC" means the Uniform Commercial Code.

Section 2.   ***Loan.*** On the A&R Financing Lease Closing Date, Payee and the Borrower amended and restated the Financing Lease (such amended and restated Financing Lease, the "A&R Financing Lease") to provide for an optional remedy for Payee in connection with the Bankruptcy Cases. Pursuant to the A&R Financing Lease and the Financing Lease Consent, the Borrower and the Payee have agreed to accept the Exchange Documents in exchange for the Financing Lease Documents, and hereby agree that (a) the Exchange Documents are provided to the Payee in exchange, renewal, extension and rearrangement of the indebtedness and liens in favor of the Payee created under the Financing Lease Documents, (b) the Exchange Documents are proceeds of the security interests of the Collective Secured Parties in the Financing Lease Documents, (c) the security interest of the Collective Secured Parties in and to the NEJD Intercompany Collateral immediately prior to such exchange continue without interruption in the Exchange Documents and (d) other than this Promissory Note, the Exchange Mortgages, the Exchange Consent and the Exchange Guaranty, upon the effectiveness of this Promissory Note and the other Exchange Documents, the Financing Lease and all other Financing Lease Documents, including the Financing Lease Guaranty, shall be automatically terminated and of no force or effect. The Borrower acknowledges that for applicable tax, bankruptcy and commercial law purposes it was its intent that the Financing Lease Documents represented a secured loan made to it, that this Promissory Note and the other Exchange Documents are being delivered in exchange for its obligation to repay such loan under the A&R Financing Lease and in renewal, extension and rearrangement of the indebtedness evidenced thereby, and that this Promissory Note reflects an obligation to pay the amount of $70 million in settlement of the amounts due and owing under the Financing Lease Documents (such amount, the "Loan"). The Loan will be repaid in equal quarterly installments of $17.5 million on the last day of the first month of each quarter, beginning with the first scheduled payment date on January 31, 2021.

Section 3. ***Loan Repayment.*** For value received, (a) the Borrower unconditionally agrees to pay to the order of the Payee, on each date specified in Annex A hereto, such amount as is specified on such Annex for such date that occurs after the date hereof and (b) on the latest date set forth on such Annex the Borrower unconditionally agrees to pay to the order of the Payee the aggregate unpaid principal amount of the Loan, in each case in lawful money of the United States and in immediately available funds. Except as provided below, no interest on the unpaid principal amount hereof will accrue. While any Event of Default has occurred and is continuing, or while any payment of principal hereunder has not been paid in full as and when due hereunder, all amounts outstanding hereunder (including, without limitation, the full unpaid principal balance outstanding hereunder at such time) shall bear interest ("Default Interest") at the rate of three percent (3%) per annum ("Default Interest Rate").

Section 4. ***Payments.*** The Borrower agrees to make all payments under this Promissory Note and the other Exchange Documents directly to the Payee, for deposit into such account as the Payee may from time to time specify in writing to the Borrower.

Section 5. ***Security.*** This Promissory Note is secured by the Exchange Mortgages, each executed and delivered by the Borrower in favor of the Payee. Reference is made to the Exchange Mortgages as to the nature and extent of the collateral (the "Exchange Collateral") securing this Promissory Note, the Obligations and the other obligations secured thereby, and the rights of the Payee with respect to the Exchange Collateral.

Section 6. ***Waivers.*** In respect of any and all Obligations under this Promissory Note, the Borrower agrees to make such payments without defense, set-off, counterclaim, recoupment or other right, and hereby waives presentment, demand, protest and notice of any kind. No failure to exercise, and no delay in exercising, any rights hereunder on the part of the Payee shall operate as a waiver of such rights.

Section 7. ***Conditions to Exchange.*** The Exchange Note Option (as defined in the Financing Lease) shall not be consummated and this Promissory Note shall not become effective until the date on which each of the following conditions is satisfied:

(a) the Payee shall have received from each party hereto written evidence satisfactory to the Payee that such party has signed a counterpart of this Promissory Note;

(b) the Payee shall have received the following: (i) copies of each Organizational Document executed and delivered by each Borrower Party and, to the extent applicable, certified as of a recent date by the appropriate governmental official, (ii) signature and incumbency certificates of the officers of each Borrower Party executing any Exchange Document on behalf of such Borrower Party, (iii) resolutions of the board of directors or similar governing body of each Borrower Party approving and authorizing the execution, delivery and performance of the Exchange Documents to which such Borrower Party is a party, being in full force and effect without modification or amendment, and (iv) a good standing certificate from the applicable Governmental Body of each Borrower Party's jurisdiction of organization or formation and, in the case of the Borrower, the states of Louisiana and Mississippi, each dated a recent date prior to the Effective Date; and

(c)   The Payee shall have received a certificate, dated the Effective Date, and signed by the President, a Vice President or a Financial Officer of the Borrower stating that all representations and warranties set forth in the Exchange Documents are true and correct in all material respects as of the Effective Date and that no Default or Event of Default shall have occurred and be continuing after giving effect to the effectiveness of this Promissory Note as of the date hereof;

(d)   The Payee shall have received (i) the Exchange Mortgages, including financing statements, duly completed and executed (as applicable) in sufficient number of counterparts and in proper form for recording, if necessary, and perfecting Liens in the Exchange Collateral satisfactory to it and (ii) legal opinions of (x) local Louisiana counsel to Borrower and (y) local Mississippi counsel to Borrower, in each case, addressed to Payee, dated as of the Effective Date and in form and substance reasonably satisfactory to Payee, including with respect to enforceability and perfection of the security interests created by the Exchange Mortgages;

(e)   Each of the Payee and Borrower shall have received UCC, tax and judgment Lien searches reasonably satisfactory to it, as applicable, and UCC termination statements (or similar documents) reasonably requested by it;

(f)   the Borrower shall have received the following: (i) copies of each Organizational Document executed and delivered by Payee and, to the extent applicable, certified as of a recent date by the appropriate governmental official, (ii) signature and incumbency certificates of the officers of Payee executing any Conveyance Document on behalf of Payee, (iii) resolutions of the board of directors or similar governing body of Payee approving and authorizing the execution, delivery and performance of the Conveyance Documents to which Payee is a party being in full force and effect without modification or amendment, and (iv) a good standing certificate from the applicable Governmental Body of Payee's jurisdiction of organization or formation;

(g)   The Borrower shall have received a certificate, dated the Effective Date, and signed by the President, a Vice President or a Financial Officer of Payee stating that all representations and warranties set forth in this Promissory Note and the Conveyance Documents are true and correct; and

(h)   The Borrower shall have received the Conveyance Documents, including any applicable release instruments, duly completed and executed (as applicable) in sufficient number of counterparts and in proper form for recording, if necessary, and satisfactory to it.

The Payee shall notify the Borrower of the Effective Date, which notice shall not be unreasonably withheld or delayed, and shall be conclusive and binding

Section 8.   ***Representations and Warranties.***

(I) The Payee represents and warrants to the Borrower that, immediately prior to the effectiveness of this Promissory Note, as of the Effective Date:

(a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and to own and lease its Property, and is qualified to do business, and is in good standing, in the states of Louisiana and Mississippi;

(b) entering into the Conveyance Documents to which it is a party and the other transactions contemplated hereby are within its company power and such transactions have been duly authorized by all necessary company and, if required, owner action;

(c) each of this Promissory Note, the Conveyance Documents and the Exchange Consent has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(d) the entering into of the Conveyance Documents and the Exchange Consent to which it is a party and the other transactions contemplated hereby by it (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Body, except (1) such as have been obtained or made and are in full force and effect, (2) filings necessary to transfer title under the Conveyance Documents and (3) consents, approvals, registrations or filings in respect of the encumbrances of the type described in *clause (f)* of the definition of "Permitted Encumbrances", (ii) will not violate any Governmental Requirement, (iii) will not violate its Organizational Documents, (iv) will not violate or result in a default under any indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it, and (v) will not result in the creation or imposition of any Lien on any of its Property, except Liens created and granted under the Security Documents (as defined in the Exchange Consent);

(e) the Payee has complied with all material provisions of all applicable laws, judgments and decrees applicable to its ownership of the Pipeline System as presently conducted and the Payee has not received any written notification, and is not aware of any planned written notification, that it is not presently in compliance therewith;

(f) (i) there are no judgments, orders, writs or injunctions of any Governmental Body, presently in effect or pending or, to Payee's knowledge, threatened, against the Payee with respect to its ownership of the Pipeline System or, which, if adversely determined, would materially impair or prohibit the ability of the Borrower to perform its obligations hereunder and (ii) there are no claims, actions, suits or proceedings by or before any Governmental Body pending or, to the Payee's knowledge, threatened by or against the Payee with respect to its ownership of the Pipeline System;

(g) the rights of way (including easements and other non-fee property) identified in Exhibit A-2 to each of the Conveyance Documents constitute all material rights of way encompassing, relating to, or required for the proper operation of, the Pipeline System, and it has good and valid title to the Pipeline System free and clear of all Liens created by, through or under the Payee except for Permitted Encumbrances;

(h) there are no debts, liabilities or obligations of Payee that are secured by or burdening the Pipeline System other than the Security Documents (as defined in the Exchange Consent); and

(i) all tax returns required to be filed by federal, state or local laws with respect to the Pipeline System prior to Effective Date have been filed by Payee prior to Effective Date, and all Pipeline System taxes imposed or assessed, whether federal, state or local, which are due or payable for any period ending on or prior to the Effective Date, have been paid or provided for prior to the Effective Date.

(II) The Borrower represents and warrants to the Payee that, immediately after giving effect to the effectiveness of this Promissory Note, as of the Effective Date:

(a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and to own and lease its Property, and is qualified to do business, and is in good standing, in the states of Louisiana and Mississippi;

(b) entering into the Exchange Documents to which it is a party and the other transactions contemplated hereby are within its company power and such transactions have been duly authorized by all necessary company and, if required, owner action;

(c) each of this Promissory Note, the Exchange Mortgages and the Exchange Consent has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(d) the entering into of the Exchange Documents to which it is a party and the other transactions contemplated hereby by it (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Body, except (1) such as have been obtained or made and are in full force and effect, (2) filings necessary to perfect the Liens created and granted under the Exchange Mortgages and (3) consents, approvals, registrations or filings in respect of the encumbrances of the type described in *clause (f)* of the definition of "Permitted Encumbrances", (ii) will not violate any Governmental Requirement, (iii) will not violate its Organizational Documents, (iv) will not violate or result in a default under any indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it, and (v) will not result in the creation or imposition of any Lien on any of its Property, except Liens created and granted under the Exchange Mortgages;

(e) the Borrower has complied with all material provisions of all applicable laws, judgments and decrees applicable to its operation and use of the Pipeline System as presently conducted and the Borrower has not received any written notification, and is not aware of any planned written notification, that it is not presently in compliance therewith;

(f)　(i) there are no judgments, orders, writs or injunctions of any Governmental Body, presently in effect or pending or, to Borrower's knowledge, threatened, against the Borrower with respect to its ownership of the Pipeline System or the operation thereof or, which, if adversely determined, would materially impair or prohibit the ability of the Borrower to perform its obligations hereunder and (ii) there are no claims, actions, suits or proceedings by or before any Governmental Body pending or, to the Borrower's knowledge, threatened by or against the Borrower with respect to its ownership of the Pipeline System or the operation thereof;

(g)　no Default or Event of Default has occurred and is continuing or will exist after giving effect to the transactions contemplated by this Promissory Note or the other Exchange Documents;

(h)　(i) it is not an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 and (ii) it is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Indebtedness;

(i)　(i) the fair value of its Properties exceeds the probable liability of its debts and other liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of its Property is greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) it is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) it does not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted;

(j)　the Exchange Mortgages are effective to create in favor of the Payee, legal, valid and enforceable Liens on, and security interests in, the Exchange Collateral and, when such deeds of trust and financing statements and other filings in appropriate form are filed in each county or parish in which Rights-of-Way are located, with the Delaware Secretary of State, in the counties of Rankin, Simpson, Copiah, Lincoln, Pike and Amite, Mississippi, and in Ascension Parish, East Baton Rouge Parish, Iberville Parish, Livingston Parish, and St. Helena Parish, Louisiana, as applicable, the Liens created by the Exchange Mortgages shall constitute fully perfected First Priority Liens on, and security interests in, all right, title and interest of the Borrower in the Exchange Collateral;

(k)　after giving effect to the conveyances of the Pipeline System to Borrower by Payee on the date hereof, it has good and valid title to the Pipeline System free and clear of all Liens created by, through or under the Borrower except for Liens permitted hereby and Permitted Encumbrances; and

(l)　it has such valid franchises, operating rights, licenses, permits, consents, authorizations, exemptions and orders of Governmental Authorities, as are necessary to carry on its business as now conducted and as proposed to be conducted in each case in respect of the Pipeline System.

Section 9.   ***Covenants.*** Until the Obligations and all other amounts payable under the Exchange Documents have been paid in full, the Borrower covenants and agrees with the Payee that:

(a)   it shall promptly provide the Payee with written notice of (A) any Default or Event of Default and (B) the incurrence of any Lien on the Exchange Collateral (other than pursuant to the Exchange Mortgages);

(b)   it will do or cause to be done all things necessary to (i) preserve, renew and keep in full force and effect its legal existence and (ii) comply with all applicable Governmental Requirements and decrees and orders of any Governmental Body, whether now in effect or hereafter enacted, all of its material agreements (other than agreements with respect to encumbrances of the type described in the definition of "Permitted Encumbrances"), and its Organizational Documents;

(c)   promptly upon the reasonable request of the Payee, at the Borrower's expense, it will execute, acknowledge and deliver, and thereafter register, file or record, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Exchange Mortgages or otherwise deemed by the Payee reasonably necessary or desirable for the continued validity, perfection and First Priority of the Liens on the Exchange Collateral covered thereby, or obtain any consents or waivers as may be necessary or appropriate in connection therewith. It will deliver or cause to be delivered to the Payee from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Payee as the Payee shall reasonably deem necessary to perfect or maintain the Liens on the Exchange Collateral pursuant to the Exchange Mortgages. Upon the exercise by the Payee of any power, right, privilege or remedy pursuant to any Exchange Document which requires any consent, approval, registration, qualification or authorization of any Governmental Body, the Borrower will execute and deliver all applications, certifications, instruments and other documents and papers that the Payee may require;

(d)   it shall, and shall cause DRI to, cure promptly any defects in the creation and issuance of this Promissory Note, and the execution and delivery of this Promissory Note and the other Exchange Documents and, at its expense, it shall, and shall cause DRI to, execute and deliver to the Payee, upon reasonable request by the Payee, all such other and further documents, agreements and instruments in compliance with or accomplishment of the covenants and agreements of the Borrower Parties set forth in this Promissory Note and the other Exchange Documents as may be reasonably necessary or appropriate in connection therewith;

(e)   it shall promptly notify the Payee of any material adverse change in or to the Pipeline System or the Borrower;

(f)   it shall permit the Payee to visit and inspect the Pipeline System, at such reasonable times (i) so long as no Event of Default has occurred, no more than once during the term of this Promissory Note, or (ii) after the occurrence and continuance of an Event of Default, as often as Payee may desire, all at the expense of the Borrower;

(g)   [reserved];

15

(h)   except as would not have a material adverse effect on the Borrower Parties or on the Pipeline System, it will, and will cause its Affiliates to, comply with all Environmental Laws, and it will, and will cause its Affiliates to, promptly pay and discharge when due all legal debts, claims, liabilities and obligations with respect to any clean-up or remediation measures in respect of the Pipeline System necessary to comply with Environmental Laws;

(i)   it shall not (i) enter into any conveyance, sale, lease, sublease, assignment, transfer, or other disposition of the Pipeline System or (ii) amend, modify or change, or consent to any amendment, modification or change to, its Organizational Documents if the effect thereof would be materially adverse to Payee; and

(j)   it shall not directly or indirectly create or allow to remain, and shall promptly discharge at its sole cost and expense, any Lien (other than Permitted Encumbrances, Payee Liens, Collateral Liens and Interest Liens), defect, attachment, levy, title retention agreement or claim upon the Pipeline System or any Lien, attachment, levy or claim with respect to any amounts owing hereunder, other than Permitted Liens, Payee Liens, Collateral Liens and Interest Liens. The Borrower's obligation to discharge any Lien, attachment, levy or claim as set forth in this *Section 9(j)* shall apply notwithstanding the fact that such Lien, attachment, levy or claim does not breach any warranty or representation regarding title to the Pipeline System made by the Borrower.

Section 10.   ***Events of Default.*** In the event (each, an "Event of Default") that:

(a)   (i) the failure of the Borrower to make any quarterly installment payment of principal to the Payee on the date such payment is required to be made as set forth on Annex A hereto and such failure continues for two consecutive Business Days; or (ii) the failure of the Borrower or DRI to make any payment (other than a quarterly installment payment of principal as described in *clause (i)* above) to the Payee as and when due hereunder or under any other Exchange Document, if such failure continues for ten (10) days after written notice from the Payee to the Borrower of such failure;

(b)   the material breach (i) by the Borrower of any representation, covenant or agreement set forth in this Promissory Note, (ii) by DRI of any representation, covenant or agreement in the Exchange Guaranty or (iii) by the Borrower or DRI of any representation, covenant or agreement in the Exchange Consent, where such material breach under *clause (i)*, *(ii)* or *(iii)* above continues for thirty (30) days after receipt by the Borrower or DRI, as applicable, of written notice thereof from the Payee; *provided*, *however*, that if the matter which is the subject of such breach cannot, by its nature, if diligently pursued, be remedied by such party within such thirty (30) day period, and such party shall have prepared a plan for remedying such failure that is reasonably acceptable to the Payee and such party is proceeding with diligence to implement such plan, such thirty (30) day period shall be extended by such additional time period as may be reasonably agreed to by the Payee to implement such plan; *provided further*, however, that the remedying of such potential default shall not affect the right of the Payee under this Promissory Note if other defaults occur before such potential default have been remedied and *provided further* that the notice and opportunity to cure provisions of this *Section 10(b)* shall not apply to any other Events of Default under this *Section 10*.

(c)   the occurrence of a Bankruptcy Event with respect to either DRI or the Borrower;

(d)   any Borrower Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (other than under the Obligations), after giving effect to any applicable cure period set forth therein;

(e)   any Exchange Document or any material provision thereof after delivery thereof (i) shall for any reason, except to the extent permitted by the terms thereof (or as waived by the Payee in accordance with the terms hereof), be proven to have ceased to be valid, binding and enforceable in accordance with its terms against any Borrower Party or any of them shall so state in writing or (ii) shall be repudiated in writing by any Borrower Party; or

(f)   any security interest or Lien purported to be created and granted by any Exchange Mortgage with respect to any Exchange Collateral shall cease to be in full force and effect, or shall cease to give the Payee the Liens, rights, powers and privileges purported to be created and granted under such Exchange Mortgage, or shall be asserted by any Borrower Party not to be a valid, perfected, First Priority security interest in or Lien on such Exchange Collateral;

then, and in any such event, the Payee may, by notice to the Borrower, declare the Loan to be due and payable, and thereupon the principal of the Loan, together with all fees and other Obligations of the Borrower Parties hereunder and under the other Exchange Documents shall become due and payable immediately, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or further notice of any kind, all of which are hereby expressly waived by the Borrower Parties; *provided* that in the case of the occurrence of an Event of Default under *clause (c)* of this Section, the principal of the Loan, together with all fees and other Obligations of the Borrower Parties hereunder and under the other Exchange Documents shall automatically become due and payable immediately, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or further notice of any kind, all of which are hereby expressly waived by the Borrower Parties

Section 11.   *No Prepayments.* The Borrower shall have no right to optionally prepay the Obligations hereunder, either in whole or in part.

Section 12.   *Acknowledgment of Collateral Assignment.* Pursuant to the terms hereof and the Loan Documents (as defined in the Credit Agreement) executed by NEJD SPE 1 in favor of the Administrative Agent (for itself and as agent for the other Secured Parties), the Promissory Note and other Exchange Documents constitute NEJD Intercompany Collateral and NEJD SPE 1 has collaterally assigned all of its rights and remedies under and in respect of the NEJD Intercompany Collateral to the Administrative Agent, and the Borrower hereby acknowledges and consents to such assignment. If so requested by the Administrative Agent, upon the occurrence and during the continuance of an Event of Default the Payee shall execute a deed of assignment of this Promissory Note and the other Exchange Documents in favor of the Administrative Agent, any Secured Party, or any assignee or designee of any of them, before a notary public in order to allow the registration in favor of such Person of the assignment hereof and thereof.

Section 13. ***Governing Law.*** This Promissory Note shall be construed in accordance with and governed by the law of the State of New York.

Section 14. ***Amendments.*** Neither this Promissory Note nor any of the Exchange Mortgages may be amended without the consent of the Borrower and the Payee.

Section 15. ***Payments.*** The Borrower shall make each payment required to be made by it hereunder (whether of principal, fees or other Obligations) prior to 2:00 p.m. Dallas time, on the date when due, in immediately available funds, without set off or counterclaim. If any payment shall become due on a day that is not a Business Day, the Borrower shall pay such amount on the immediately following Business Day.

Section 16. ***[Reserved.]***

Section 17. ***Indemnity.***

(a) The Borrower shall indemnify, defend, protect and hold the Payee, the MLP and any MLP Affiliates and each of their respective officers, directors, employee, representatives and agents (each, a " Genesis Indemnitee," and collectively, the "Genesis Indemnitees"), harmless from and against any and all Claims in any way relating to or arising out of the ownership, control and/or operation of the Pipeline System or any part thereof or interest therein to the extent the events or circumstances giving rise to such Claim have occurred on or after the date hereof; provided, however, that the Borrower shall not be required to indemnify any Person under this Section 17(a) for any of the following: (1) any Claim to the extent resulting from the bad faith, willful misconduct or gross negligence of the Payee or other Genesis Indemnitee (IT BEING UNDERSTOOD THAT THE BORROWER SHALL BE REQUIRED TO INDEMNIFY A GENESIS INDEMNITEE EVEN IF THE ORDINARY (BUT NOT GROSS) NEGLIGENCE OF PAYEE CAUSED OR CONTRIBUTED TO SUCH CLAIM), (2) the breach of any representation, warranty or covenant of the Payee set forth in any Exchange Document or Conveyance Documents, (3) any Claim resulting from Payee Liens which any Genesis Indemnitee is responsible for discharging under the Exchange Documents or Conveyance Documents, (4) any Claim to the extent resulting from the Payee's failure to make timely payments to NEJD SPE 1 as required under the NEJD Intercompany Note so long as the Borrower has made timely payments of all amounts due hereunder, or (5) any taxes except to the extent arising from any non-tax claim.

(b) The Payee, the MLP and the MLP Affiliates shall indemnify, defend, protect and hold the Borrower and each of its respective officers, directors, employee, representatives and agents (each, a "Denbury Indemnitee," and collectively, the "Denbury Indemnitees"), harmless from and against any and all Claims in any way arising out of, or relating to (i) the Payee's, the MLP's or any MLP Affiliates' bad faith, gross negligence, willful misconduct, or actual fraud in performing their obligations under any of the Exchange Documents or Conveyance Documents and (ii) the ownership and/or control of the Pipeline System or any part thereof or interest therein to the extent the events or circumstances giving rise to such Claim have occurred prior to the date hereof; *provided*, however, that the Payee, the MLP and the MLP Affiliates shall not be required to indemnify any Person under this Section 17(b) for any of the following: (1) any Claim to the extent resulting from the bad faith, willful misconduct or gross negligence of the Borrower (IT BEING UNDERSTOOD THAT THE PAYEE AND THE MLP

SHALL BE REQUIRED TO INDEMNIFY A DENBURY INDEMNITEE EVEN IF THE ORDINARY (BUT NOT GROSS) NEGLIGENCE OF THE BORROWER CAUSED OR CONTRIBUTED TO SUCH CLAIM) or (2) the breach of any representation, warranty or covenant of the Borrower set forth in any Exchange Document.

(c)   It is expressly understood and agreed that the indemnity provided for in Sections 17 (a) and (b) and the provisions of Sections 13 and 18 through 26 shall survive the expiration or termination of this Promissory Note, any release by the Payee of its interest in the Pipeline System or the exercise by the Payee of its remedies hereunder, and shall be separate and independent from any other remedy under any Exchange Document.

Section 18.   ***Submission to Jurisdiction; Service of Process.***

(a)   Each of the Borrower and Payee hereby irrevocably and unconditionally submits, for itself and its Property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Promissory Note, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Promissory Note shall affect any right that the Payee may otherwise have to bring any action or proceeding relating to the Exchange Documents against any Borrower Party or its properties in the courts of any jurisdiction.

(b)   Each of the Borrower and Payee hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to any Exchange Document in any court referred to in *paragraph (a)* of this Section 18. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 19.   ***Waiver of Jury Trial.*** EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE EXCHANGE DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).   EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THE EXCHANGE DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 20.   ***Notices.***   Any notice or other communication herein required or permitted shall be given to the Payee or to the Borrower, as applicable, at its address set forth on the signature pages hereto.

Section 21.   ***Severability.***   Wherever possible, each provision of this Promissory Note shall be interpreted in such manner as to be effective and valid under applicable Governmental Requirements, but if any provision of this Promissory Note shall be prohibited by or invalidated by applicable Governmental Requirements, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating (a) the remainder of such provision or (b) the remaining provisions of this Promissory Note.

Section 22.   ***Survival.***   All covenants, agreements, representations and warranties made by the Borrower and Payee herein and in the certificates or other instruments delivered in connection with or pursuant to this Promissory Note shall be considered to have been relied upon by the Payee and Borrower, as applicable, and shall survive the execution and delivery of this Promissory Note and the making of the Loan, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Payee and Borrower, as applicable, may have had notice or knowledge of any default or incorrect representation or warranty, and shall continue in full force and effect as long as the principal of the Loan or any fee or any other amount payable (other than contingent obligations for which no claim or demand has been made) under this Promissory Note is outstanding and unpaid. The provisions of *Section 13* and *Sections 17 through 26* shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loan, or the termination of this Promissory Note or any provision hereof.

Section 23.   ***Integration; Effectiveness.***   This Promissory Note together with the other Exchange Documents constitutes the entire contract among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

Section 24.   ***Third Party Beneficiaries.***   Other than the Genesis Indemnitees, Denbury Indemnitees and the Collective Secured Parties (as defined in the Exchange Consent), there are no intended third party beneficiaries of the Exchange Documents.

Section 25.   ***Lost, Stolen, Destroyed or Mutilated Note.***   In case this Promissory Note shall be mutilated, lost, stolen or destroyed, the Borrower shall issue a new Promissory Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of such mutilated Promissory Note.

Section 26.   ***Payments Set Aside.***   To the extent that any payment by or on behalf of the Borrower is made to the Payee, or Payee exercises its right of setoff, and such indefeasible payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Payee in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any debtor relief law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

Section 27.   ***Termination and Release.*** Upon indefeasible payment in full in cash of all Obligations (other than any contingent obligations, including indemnification obligations, for which no demand or claim has been made) ("Payment in Full"), this Promissory Note and all other Exchange Documents shall be automatically terminated and of no further force or effect, and all liens and security interests of whatever kind or nature, including the Exchange Mortgages, shall automatically terminate without any further action by any person. In furtherance of the foregoing, Payee agrees that upon Payment in Full, it shall, and it shall cause any other relevant person to, promptly execute and deliver to the Borrower (a) a termination and payoff letter evidencing the termination of this Promissory Note (including a copy hereof marked "cancelled" by Payee) and the other Exchange Documents, and (b) at the sole cost and expense of Borrower termination and releases and other instruments deemed reasonably necessary or advisable by the Borrower to evidence the release of all liens and security interests created pursuant to this Promissory Note and the other Exchange Documents (including all Payee Liens), in recordable form when necessary, and the Borrower (or its designee) shall be authorized to file any such instrument with the appropriate government authorities. This Promissory Note shall continue to be effective, or be reinstated, as the case may be, if and to the extent at any time any payment, in whole or in part, made by the Borrower in respect of the Obligations is rescinded or must otherwise be restored or returned to the Borrower upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower, or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Borrower or any substantial part of its property, or otherwise, all as though such payments had not been made. Payee shall not be required to litigate or otherwise dispute its obligation to make such repayments if it in good faith believes that such obligation exists.

Section 28.   ***Attorney's Fees.*** Each party agrees that it shall be responsible for its own attorney's fees and disbursements in connection with the negotiation and execution of this Promissory Note and the other Exchange Documents.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Promissory Note to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

DENBURY ONSHORE, LLC

By: /s/ Mark Allen

Name: Mark Allen

Title: Executive Vice President, Chief Financial Officer, Treasurer and

Notice Address:

5851 Legacy Circle
Suite 1200
Plano, Texas 75024
Attn: Mark Allen, Chief Financial Officer

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
Attn: William Bos
609 Main Street
Houston, Texas 77002

Acknowledged and Agreed:

GENESIS NEJD PIPELINE, LLC

By: /s/ Grant E. Sims
Name: Grant E. Sims
Title: Chief Executive Officer

Notice Address:

c/o Genesis Energy, L.P
919 Milam, Suite 2100
Houston, Texas 77002
Fax No.: (713) 860-2640
Attention: Grant Sims

with a copy to (which shall not constitute notice):

c/o Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana
44th Floor
Houston, Texas 77002
Fax No.: (713) 236-0822
Attention: Christopher E. Centrich

ANNEX A

PAYMENT SCHEDULE

Date	Principal		Payment		Balance	
					$	70,000,000
January 31, 2021	$	17,500,000	$	17,500,000	$	52,500,000
April 30, 2021	$	17,500,000	$	17,500,000	$	35,000,000
July 31, 2021	$	17,500,000	$	17,500,000	$	17,500,000
October 31, 2021	$	17,500,000	$	17,500,000	$	—

Exhibit 10.3

PIPELINE PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

DENBURY ONSHORE, LLC

AND

GENESIS FREE STATE PIPELINE, LLC

for the Free State Pipeline System in Eastern Mississippi

Dated: October 30, 2020

TABLE OF CONTENTS

PIPELINE PURCHASE AND SALE AGREEMENT

THIS PIPELINE PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into on this 30th day of October, 2020, by and between **DENBURY ONSHORE, LLC** ("Denbury"), a Delaware limited liability company, and **GENESIS FREE STATE PIPELINE, LLC** ("Genesis"), a Delaware limited liability company. Genesis and Denbury are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

RECITALS:

WHEREAS, Genesis and Denbury entered into that certain Pipeline Purchase and Sale Agreement dated as of the Original Closing Date, pursuant to which Denbury sold to Genesis the Pipeline System and related assets (the "Original PSA").

WHEREAS, Genesis desires to sell to Denbury, and Denbury desires to purchase from Genesis, the Pipeline System (as hereinafter defined) and related assets on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
DEFINITIONS

1.1   Defined Words and Terms. Except where the context otherwise indicates another or different meaning or intent, the following words and terms as used herein shall have the meanings indicated:

(a)   The term "Affiliate" in reference to any Person, means and includes any Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, Genesis Energy, L.P. and its Affiliates, including Genesis, shall not be deemed an Affiliate of Denbury Inc. or its Affiliates, including Denbury.

(b)   The term "Applicable Laws" means and includes any and all laws, ordinances, orders, rules, regulations and other legal requirements of all Governmental Bodies having jurisdiction over the use, occupancy, operation and maintenance of the Pipeline System, as such may be amended or modified from time to time.

(c)   The term "Effective Time" shall have the meaning set forth in Section 3.1 below.

(d)   The term "Environmental Costs and Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any of the foregoing by any other Person or in response to any violation of or liability under any Environmental Law, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, order or agreement with any Governmental Body or other Person, which relates to any environmental condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute.

(e)   The term "<u>Environmental Law</u>" means any foreign, federal, state or local statute, regulation, ordinance or other legal requirement as now or hereafter in effect in any way relating to the protection of or regulation of, the environment or natural resources, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 <u>et</u> <u>seq</u>.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 5101 <u>et</u> <u>seq</u>.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 <u>et</u> <u>seq</u>.), the Clean Water Act (33 U.S.C. § 1251 <u>et</u> <u>seq</u>.), the Clean Air Act (42 U.S.C. § 7401 <u>et</u> <u>seq</u>.), the Toxic Substances Control Act (15 U.S.C. § 2601 <u>et</u> <u>seq</u>.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 <u>et</u> <u>seq</u>.), as those laws have been amended, any analogous laws and the regulations promulgated pursuant thereto.

(f)   The term "<u>Environmental Permit</u>" means any Permit required by Environmental Laws for the operation of the Pipeline System.

(g)   The term "<u>Governmental Body</u>" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

(h)   The term "<u>Hazardous Material</u>" means any substance, material or waste which is regulated, classified, or subject to liability under or pursuant to any Environmental Law, including, without limitation, petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold or other fungi, and urea formaldehyde insulation.

(i)   The term "<u>Knowledge</u>" means as follows: (i) with respect to Denbury, the individuals listed on <u>Exhibit 1.1(i)(l)</u>, or their respective successors in the same or similar officer positions, shall be deemed to have knowledge of a particular fact or other matter if such individual is consciously aware of such fact or other matter at the time of determination after due inquiry with such individual's direct reports; and (ii) with respect to Genesis, the individuals listed on <u>Exhibit 1.1(i)(2)</u>, or their respective successors in the same or similar officer positions, shall be deemed to have knowledge of a particular fact or other matter if such individual is consciously aware of such fact or other matter at the time of determination after due inquiry with such individual's direct reports.

(j)   The term "<u>Original Closing Date</u>" means May 30, 2008.

(k)   The term "<u>Original Effective Time</u>" means 7:00 a.m. Central Standard Time on the Original Closing Date.

(l)   The term "Permits" means any approvals, authorizations, consents, licenses, permits or certificates.

(m)   The term "Permitted Encumbrances" shall mean: (a) any liens for Pipeline System Taxes that are not yet due and payable; (b) materialmen's, mechanic's, repairmen's, employees', contractors' and other similar liens or charges arising in the ordinary course of business; (c) all rights reserved to or vested in any governmental, statutorial or public authority to control or regulate any of the real property interests constituting a part of the Pipeline System; and (d) easements, rights of way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the Pipeline System as it is currently being used or materially interfere with the ordinary conduct of the Pipeline System.

(n)   The term "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

(o)   The term "Pipeline Contracts" means collectively (i) that certain Right of First Refusal and Option to Purchase Agreement dated as of May 30, 2008 by and among Genesis, Genesis Free State Holdings, LLC and Denbury, (ii) that certain Special Representations and Covenants Agreements dated as of May 30, 2008 by and among Genesis Energy, L.P., Genesis Free State Holdings, LLC and Denbury, (iii) that certain Agreement to provide Electrical Power (Eucutta) dated as of May 30, 2008 by and between Genesis and Denbury, (iv) that certain Agreement to provide Electrical Power (Soso) dated as of May 30, 2008 by and between Genesis and Denbury; (v) that certain Meter Station and Pipeline Lateral Easement and Road Use Agreement (Eucutta) dated as of May 30, 2008 by and between Genesis and Denbury; (vi) that certain Meter Station and Pipeline Lateral Easement and Road Use Agreement (Soso) dated as of May 30, 2008 by and between Genesis and Denbury; (vii) that certain Meter Station and Pipeline Lateral Easement and Road Use Agreement (Martinville) dated as of May 30, 2008 by and between Genesis and Denbury; and (viii) the Transportation Services Agreement.

(p)   The term "Pipeline System" shall have the meaning set forth in Section 2.1(a) below.

(q)   The term "Pipeline System Taxes" means all Taxes specifically assessed against the Pipeline System, including Taxes imposed on the use, occupancy or possession of the Pipeline System but specifically not including any gross receipts, income or franchise Taxes, or other Taxes of the nature of income Taxes that are imposed upon the Pipeline System or the owner thereof.

(r)   The term "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

(s)   The term "Remedial Action" means all actions to (i) clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the threatened Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct a condition of non-compliance with Environmental Laws.

(t)   The term "Tax" or "Taxes" means, however denominated, (x) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer taxes, inventory, escheats, unclaimed property, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by any federal, state or local taxing authority of any jurisdiction; (y) any liability for the payment of any amounts described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability; and (z) any liability for the payments of any amounts as a result of being a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

(u)   The term "Tax Return" means any report, return, document, declaration or other information or filing (including any amendments, elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to any federal, state or local taxing authority or jurisdiction with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes either Party or any subsidiary of any such Party, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

(v)   The term "Transportation Services Agreement" means that certain Transportation Services Agreement dated as of the Original Closing Date by and between Genesis and Denbury, as amended from time to time.

ARTICLE II.
DESCRIPTION OF PIPELINE SYSTEM

2.1   Description of Pipeline System.

(a)   As used herein, the term "Pipeline System" shall mean the existing Free State pipeline system in Eastern Mississippi, which extends from the upstream flange of the motor control valve which is downstream of Denbury's Free State metering facilities at Denbury's Jackson Dome Field dehydration facilities to the inlet valves which are downstream of all delivery

points on the pipeline, including the 4.4 mile lateral pipeline to the Martinville Field, as more specifically described in Exhibit A.

(b)   The specific assets and properties comprising the Pipeline System shall also include the following:

4

(i)   the pipeline comprising the Free State pipeline system (the "Pipeline");

(ii)   the surface leases, easements, rights of way, Permits and other grants described in Exhibit B (collectively, the "Rights of Way");

(iii)   the contracts, agreements and instruments listed in Exhibit C (the "Contracts");

(iv)   the motor control valves, side valves, and meters, as shown on Exhibit A (the "Equipment");

(v)   as they may exist on the Closing Date, copies of all studies, analyses, as-built drawings, blueprints, plans, constructions, specifications, surveys, reports, diagrams, and repair records related to the Pipeline System;

(vi)   to the extent transferable to Denbury, all warranties, indemnities and guarantees to Genesis from Genesis' vendors and suppliers with respect to materials, goods or services supplied to Genesis in connection with the construction, operation, repair and maintenance of the Pipeline System; and

(vii)   all rights, claims or causes of action pertaining to the Pipeline System.

2.2   Assumed/Retained Liabilities. At Closing, Denbury shall assume or continue to retain, as applicable, and timely perform, perform and discharge in accordance with their respective terms, the following liabilities and obligations (collectively, the "Assumed/Retained Liabilities"):

(a)   all liabilities and obligations of Genesis with respect to the Rights of Way or under the Contracts to the extent attributable to (i) any period ending before the Original Effective Time (the "Initial Denbury Ownership Period") or (ii) any period beginning on or after the Effective Time (the "Post-Closing Ownership Period" and together with the Initial Denbury Ownership Period, collectively, the "Denbury Ownership Period");

(b)   any transfer Taxes applicable to the transfer of the Pipeline System;

(c)   all liabilities and obligations relating to prorated Pipeline System Taxes and other prorated amounts required to be paid by Denbury arising under Article VIII of, or arising elsewhere under, this Agreement;

(d)   all other liabilities and obligations with respect to the Pipeline System or the use, occupancy, ownership, maintenance or operation thereof, including but not limited to liabilities and obligations for Pipeline System Taxes not covered by Section 2.2(c) above, to the extent attributable to the Denbury Ownership Period; and

(e)   all other liabilities and obligations of Denbury with respect to (i) Denbury's (or its Affiliates') use or occupancy of the Pipeline System, or (ii) the Pipeline Contracts, in each case to the extent attributable to the period beginning on the Original Effective Time and ending at the Effective Time (the "Genesis Ownership Period"), except to the extent that Genesis would have been responsible, or Genesis would have otherwise been required to indemnify Denbury (or any other party) therefor, under the Pipeline Contracts.

2.3   Excluded Liabilities. Notwithstanding anything herein to the contrary, Denbury shall not and does not assume or agree to pay, perform or discharge any Excluded Liabilities. The "Excluded Liabilities" means:

(a)   all liabilities and obligations of Genesis with respect to the Rights of Way or under the Contracts to the extent attributable to the Genesis Ownership Period;

(b)   all liabilities and obligations relating to prorated Pipeline System Taxes and other prorated amounts required to be paid by Genesis arising under Article VIII of, or arising elsewhere under, this Agreement;

(c)   all other liabilities and obligations of Genesis with respect to (i) Genesis' (or its Affiliates') ownership, maintenance or operation of the Pipeline System, or (ii) the Pipeline Contracts, in each case to the extent attributable to the Genesis Ownership Period, except to the extent that Denbury would have been responsible, or Denbury would have otherwise been required to indemnify Genesis (or any other party) therefor, under the Pipeline Contracts; and

(d)   all liabilities and obligations of Genesis for Taxes (expressly excluding those transfer Taxes specifically assumed by Denbury pursuant to Section 2.2(b) above and those Pipeline System Taxes expressly assumed by Denbury pursuant to Section 2.2(c) and Section 2.2(d) above).

ARTICLE III.
PURCHASE AND SALE OF PIPELINE SYSTEM

3.1   Sale and Delivery of Pipeline System. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing provided for in Section 3.3, Genesis shall sell, transfer, convey, assign and deliver to Denbury, and Denbury shall purchase, acquire and accept from Genesis, as of the Effective Time (as defined below) on the Closing Date (as defined in Section 3.3 hereof), all of Genesis' right, title and interest in and to the Pipeline System, free of all liens, charges, mortgages, security interests, pledges or other encumbrances of any nature whatsoever, claimed by any party claiming by, through or under Genesis but not otherwise, except for Permitted Encumbrances. The "Effective Time" shall mean 7:00 a.m. Central Daylight Time on the Closing Date.

3.2   Consideration. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of all of Genesis' rights, title and interest in and to the Pipeline System as provided in Section 3.1 above, Denbury will assume all Assumed/Retained Liabilities in connection with the Pipeline System from and after Closing, and Denbury shall pay to Genesis consideration totaling Twenty-

Two Million and Five Hundred Thousand No/100 Dollars ($22,500,000) in immediately available funds to be paid to Genesis by Federal Reserve wire transfer (the "Purchase Price").

3.3   Closing. The closing of the sale and purchase contemplated by this Agreement (the "Closing") shall take place on the date of this Agreement as hereinabove stated. The date on which the Closing occurs is referred to herein as the "Closing Date."

3.4   Allocation of Purchase Price. The Purchase Price (together with any liabilities assumed by Denbury and other amounts treated as consideration for applicable tax purposes) shall be allocated among the assets and properties comprising the Pipeline System acquired by Denbury from Genesis pursuant to this Agreement, as shall mutually be agreed to by Denbury and Genesis on or before the Closing Date. Such agreed allocation of the Purchase Price shall be set forth on Exhibit 3.4 attached hereto. Denbury and Genesis agree that they shall use these allocations to prepare, on a consistent basis, and file as required, Form 8594 under Section 1060 of the Internal Revenue Code and not to take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, investigation or otherwise, unless required by Applicable Laws or with the consent of the other Party.

3.5   Deliverables at Closing.

(a)   Simultaneously with the execution of this Agreement, at the Closing, Genesis is conveying the Pipeline System to Denbury, and delivering to Denbury the following (the documents referred to in clause (i) below being herein referred to as the "Conveyance Agreements" and, together with the Transition Services Agreement, Proration Agreement and Omnibus Termination Agreement shall be collectively referred to as the "Ancillary Agreements"):

(i)   a Pipeline Deed, Bill of Sale and Assignment of Rights of Way Interest in substantially the form attached hereto as Exhibit 3.5(a)(i) conveying the Pipeline and Equipment and the Rights of Way to Denbury;

(ii)   an executed counterpart of a Transition Services Agreement in the form attached hereto as Exhibit 3.5(a)(ii) (the "Transition Services Agreement");

(iii)   a certified copy of the resolutions of the sole member of Genesis by which the disposition of the Pipeline System was authorized;

(iv)   a certificate of the Secretary or Assistant Secretary of Genesis evidencing the incumbency and specimen signature of the officer executing documents to be delivered at the Closing on behalf of Genesis;

(v)   an executed counterpart of the Omnibus Termination Agreement by and between Genesis and Denbury and other applicable Affiliates of the Parties and in substantially the form attached hereto as Exhibit 3.5(a)(v) (the "Omnibus Termination Agreement");

(vi)   any other agreements, documents, instruments and writings required to be delivered by Genesis to Denbury at or prior to the Closing pursuant to this Agreement;

(vii) a certification to Denbury in a form acceptable to Denbury as required by regulations under Section 1445 of the Internal Revenue Code, that Genesis is not a "foreign person" within the meaning of Treasury Regulations 1.1445-2(b)(2)(i);

(viii) all Required Consents (as defined in Section 6.1 below) with respect to matters not listed (or required to be listed) as a Required Consent in the Original PSA set forth in Exhibit 3.5(a)(viii)-(l), other than the Outstanding Consents (as defined in Section 6.1 below) set forth in Exhibit 3.5(a)(viii)-(2) which will be subject to Section 6.1 below; and

(ix) an executed counterpart of the Proration Agreement by and between Genesis and Denbury and in substantially the form attached hereto as Exhibit 3.5(a)(ix) (the "Proration Agreement")

(b) Simultaneously with the execution of this Agreement, at Closing, Denbury is delivering to Genesis the following:

(i) the Purchase Price;

(ii) a certified copy of the resolutions of the Board of Managers of Denbury by which the acquisition of the Pipeline System was authorized;

(iii) a certificate of the Secretary or Assistant Secretary of Denbury evidencing the incumbency and specimen signature of the officer executing documents to be delivered at the Closing on behalf of Denbury;

(iv) an executed counterpart of the Omnibus Termination Agreement;

(v) executed counterparts of the Conveyance Agreements;

(vi) an executed counterpart of the Proration Agreement;

(vii) an executed counterpart of the Transition Services Agreement; and

(viii) any other agreements, documents, instruments and writings required to be delivered by Denbury to Genesis at or prior to the Closing pursuant to this Agreement.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF GENESIS

Genesis hereby represents and warrants to Denbury that as of the Closing Date (*provided*, *however*, that, notwithstanding anything herein to the contrary, Genesis makes no representation or warranty with respect to the Pipeline System, or the ownership, maintenance, operation, use or occupancy, thereof, with respect to any period prior to the Genesis Ownership Period or any matter to the extent arising from or related to a period prior to the Genesis Ownership Period):

4.1   Organization and Authority. Genesis is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to transact business in the State of Mississippi, and has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. Genesis and its applicable Affiliates have full power and authority to enter into the Ancillary Agreements and each other agreement, instrument, certificate, exhibit, schedule or other document that is required by this Agreement to be executed by Genesis or its Affiliates at Closing (the "Other Genesis Documents") and to carry out the transactions contemplated thereby. The execution and delivery of this Agreement, the Ancillary Agreements and the Other Genesis Documents, and the consummation of the transactions contemplated hereby and thereby by Genesis and its applicable Affiliates have been duly and validly authorized by all necessary action of Genesis and its applicable Affiliates.

4.2   Execution and Effect. This Agreement, the Ancillary Agreements and the Other Genesis Documents have been duly and validly executed and delivered by Genesis and its applicable Affiliates and assuming the due authorization, execution and delivery of this Agreement and Ancillary Agreements and such other documents to which Denbury is a party by Denbury, constitutes a valid, binding and enforceable obligation of Genesis and its applicable Affiliates; subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3   No Violation. Neither the execution and delivery of this Agreement, the Ancillary Agreements or the Other Genesis Documents by Genesis and its applicable Affiliates nor the consummation by Genesis and its applicable Affiliates of the transactions contemplated hereby or thereby (a) violates any provision of the Limited Liability Company Agreement of Genesis or the formation documents of such applicable Affiliates, (b) subject to the Consent Assumptions (as defined below) and obtaining the Outstanding Consents which are set forth on Exhibit 3.5(a)(viii)-(2), constitutes a breach of or default under (or an event that, with the giving of notice or passage of time or both, would constitute a breach of or default under), or will result in the termination of, or accelerate the performance required by, or result in the creation or imposition of any security interest, lien, charge or other encumbrance upon Genesis' interest in the Pipeline System under, any material contract, commitment, understanding, agreement, arrangement or restriction of any kind or character to which Genesis is a party or by which Genesis or any of its assets are bound (*provided, however*, that this Section 4.3 shall be subject to the Consent Assumptions and shall not be construed as constituting a representation or warranty as to either (i) whether or not any of the Outstanding Consents, which are set forth on Exhibit 3.5(a)(viii)-(2), will be obtained or (ii) the effect of failing to obtain any such Outstanding Consent), or (c) violates in any material respect

any statute, law, regulation or rule, or any judgment, decree, writ or injunction or any Governmental Body applicable to Genesis or any of its assets.

4.4   Title to Rights of Way. Except as set forth on Schedule 4.4, the Rights of Way (including easements and other non-fee property) identified in Exhibit B constitute all material Rights of Way encompassing, relating to, or required for the proper operation of, the Pipeline System, and Genesis has title thereto, free and clear of all liens, charges, mortgages, security interests, pledges or other encumbrances of any nature whatsoever, claimed by any party claiming by, through or under Genesis but not otherwise, except for the Permitted Encumbrances.

4.5   Title to Pipeline and Equipment. The Equipment shown on Exhibit A constitutes all material motor control, side valves and meters relating to, or required for the proper operation of, the Pipeline System, and Genesis has title thereto, free and clear of all liens, claims, charges, mortgages, security interests, pledges or other encumbrances of any nature whatsoever, claimed by any party claiming by, through or under Genesis but not otherwise, except for the Permitted Encumbrances (to the extent same pertain to or affect Equipment).

4.6   Litigation. Except as set forth in Schedule 4.6 and to Genesis' Knowledge: (a) there are no judgments, orders, writs or injunctions of any Governmental Body, presently in effect or pending or threatened, against Genesis with respect to its interest in the Pipeline System or the operation thereof, or, which, if adversely determined, would impair or prohibit the consummation of the transaction contemplated hereunder or under the Ancillary Agreements, (b) there are no claims, actions, suits or proceedings by or before any Governmental Body pending or threatened by or against Genesis with respect to its interest in the Pipeline System or the operation thereof, and (c) the Pipeline System is not the subject of any pending or threatened claim, demand, or notice of violation or liability from any Person.

4.7   Compliance with Applicable Law. Except (a) as disclosed in Schedule 4.7 and (b) with respect to Environmental Law, which are addressed in Section 4.11(b) below, to Genesis' Knowledge, Genesis has complied with all material provisions of all Applicable Laws, judgments and decrees applicable to its operation and use of the Pipeline System as presently conducted and Genesis has not received any written notification, and is not aware of any planned written notification, that it is not presently in compliance therewith.

4.8   Condition of Pipeline System. Except as disclosed in Schedule 4.8, the Pipeline System is in good operating condition, complies with Applicable Laws and meets prevailing industry standards for operation and use.

4.9   Taxes. All Tax Returns required to be filed by federal, state or local laws with respect to the Pipeline System Taxes prior to Closing have been filed by Genesis prior to Closing, and all Pipeline System Taxes imposed or assessed, whether federal, state or local, which are due or payable for any period ending on or prior to the Closing Date, have been paid or provided for prior to the Closing.

4.10   Preferential Purchase Rights. There are no preferential purchase rights, options, or other rights in any Person not a party to this Agreement, to purchase or acquire any interest in the Pipeline System, in whole or in part.

4.11   Environmental Matters.

a.   Except as disclosed in Schedule 4.11(a), (i) Genesis has not received any written notification that asserts (and does not have any Knowledge) that any portion of the Pipeline System is not in compliance with applicable Environmental Law and (ii) to Genesis' Knowledge, no condition or circumstance exists which would give rise to any Environmental Costs and Liabilities related to the Pipeline System.

b.   Except as disclosed in Schedule 4.11(b), (i) all of the Environmental Permits have been granted by the appropriate authority and (ii) are valid and in full force and effect. There are no material actions or proceedings for the revocation thereof or any other material action or proceeding before any Governmental Body involving any Environmental Permit.

4.12   Contracts and Rights of Way. Other than the Rights of Way, Exhibit C contains a list of the contracts, agreements and other documents and instruments to which Genesis or any of its Affiliates is a party or otherwise constituting part of the Pipeline System, and each such Contract is in full force and effect. The Contracts, together with the Rights of Way and the Ancillary Agreements constitute all of the material contracts, agreements, rights of way, licenses, permits, and other documents and instruments required for the operation and business of the Pipeline System. Except for obtaining the Outstanding Consents, Genesis and its applicable Affiliates have performed all material obligations required to be performed by them to date under the Contracts and the Rights of Way, and are not in default under any obligation of any such contract or Right of Way. To Genesis' Knowledge, no other party to any Contract or Right of Way is in default thereunder.

4.13   Disclosure. To Genesis' Knowledge, the representations and warranties contained in this Article IV (taking into account the information disclosed in the Schedules and Exhibits) do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV (taking into account the information disclosed in the Schedules and Exhibits) not misleading. To Genesis' Knowledge, there is no fact that has not been disclosed in this Agreement or the Exhibits that has or could be reasonably expected to impair the ability of Genesis to perform this Agreement, any undertaking herein or the transactions contemplated hereby or the Ancillary Agreements.

4.14   No Unsatisfied Liabilities. There are no debts, liabilities or obligations of Genesis secured by or burdening the Pipeline System other than (i) such debts, liabilities or obligations that will be satisfied, or the security interest released, in full at or prior to Closing and (ii) such obligations to be performed following the Closing Date under the terms of the Rights of Way and Contracts or imposed by Applicable Law.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF DENBURY

Denbury hereby represents and warrants to Genesis that as of the Closing Date:

5.1   Organization and Authority. Denbury is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is (or on or prior to the Closing will be) duly qualified to transact business in the State of Mississippi,

and has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. Denbury and its applicable Affiliates have full power and authority to enter into the Ancillary Agreements and each other agreement, instrument, certificate, exhibit, schedule or other document that is required by this Agreement to be executed by Denbury or its Affiliates (the "Other Denbury Documents") at Closing and to carry out the transactions contemplated thereby.

The execution and delivery of this Agreement, the Ancillary Agreements and the Other Denbury Documents and the consummation of the transactions contemplated hereby and thereby by Denbury and its applicable Affiliates have been duly and validly authorized by all necessary action of Denbury and its applicable Affiliates.

5.2   Execution and Effect. This Agreement, the Ancillary Agreements and the Other Denbury Documents have been duly and validly executed and delivered by Denbury and its applicable Affiliates and, assuming the due authorization, execution and delivery of this Agreement, Ancillary Agreements and such other documents to which Genesis is a party by Genesis, constitutes a valid, binding, and enforceable obligation of Denbury and its applicable Affiliates; subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect relating to the rights and remedies of creditors, as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3   No Violation. Neither the execution and delivery of this Agreement, the Ancillary Agreements or the Other Denbury Documents by Denbury and its applicable Affiliates nor the consummation by Denbury and its applicable Affiliates of the transactions contemplated hereby or thereby (a) violates any provision of the Limited Liability Company Agreement of Denbury or the formation documents of such applicable Affiliates; (b) constitutes a material breach of or default under (or an event that, with the giving of notice or passage of time or both, would constitute a material breach of or default under), or will result in the termination of, or accelerate the performance required by, or result in the creation or imposition of any security interest, lien, charge or other encumbrance upon any of the assets of Denbury under, any material contract, commitment, understanding, agreement, arrangement or restriction of any kind or character to which Denbury is a party or by which Denbury or any of its assets are bound, or (c) violates in any material respect any statute, law, regulation or rule, or any judgment, decree, order, writ or injunction of any Governmental Body applicable to Denbury or any of its assets.

5.4   Sufficiency of Funds. At Closing, Denbury has funds sufficient to consummate the transactions contemplated hereby.

5.5   Disclaimer. DENBURY ACKNOWLEDGES THAT GENESIS HAS NOT MADE AND IS NOT MAKING ANY REPRESENTATION OR WARRANTY CONCERNING THE PRESENT OR FUTURE VALUE OF THE POSSIBLE INCOME, COSTS OR PROFITS IF ANY, TO BE DERIVED FROM THE PIPELINE SYSTEM.

FURTHERMORE, DENBURY ACKNOWLEDGES THAT THE PIPELINE SYSTEM HAS BEEN USED PRIOR TO THE CLOSING FOR THE TRANSPORTATION OF CARBON DIOXIDE. DENBURY ACKNOWLEDGES THAT IN MAKING THE DECISION TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY, DENBURY HAS RELIED SOLELY ON ITS OWN INDEPENDENT INVESTIGATION OF THE PIPELINE SYSTEM, THE RECORDS AND ENVIRONMENTAL REPORTS RELATED THERETO AND THE EXPRESS REPRESENTATIONS, WARRANTIES AND COVENANTS AND AGREEMENTS OF GENESIS IN THIS AGREEMENT.

NOTWITHSTANDING THE FOREGOING, DENBURY AND GENESIS ACKNOWLEDGE AND AGREE THAT NOTHING CONTAINED IN THIS <u>SECTION 5.5</u> SHALL LIMIT GENESIS' INDEMNIFICATION OBLIGATIONS PROVIDED IN <u>ARTICLE VII</u> OF THIS AGREEMENT OR THE ALLOCATION OF THE ASSUMED/RETAINED LIABILITIES AND THE EXCLUDED LIABILITIES PROVIDED FOR UNDER THIS AGREEMENT.

5.6   <u>Evaluation by Denbury</u>. By reason of Denbury's Knowledge and experience in the evaluation, acquisition and operation of similar properties, and prior ownership and current use of the Pipeline System, Denbury has evaluated the merits and risks of purchasing the Pipeline System and has formed an opinion based solely upon Denbury's Knowledge and experience and upon Genesis' representations and warranties set forth in Article IV hereof and Genesis' and Denbury's other agreements contained herein and not upon any other representations or warranties made by Genesis or any of its representatives. Except for the specific representations and warranties expressly made by Genesis in Article IV hereof, Denbury acknowledges and agrees that it has not relied and is not relying upon any other representation, warranty or statement with respect to Genesis or any of the Pipeline System, including with respect to merchantability or fitness for any particular purposes, or the accuracy or completeness of any other information, documents, projections, material or other information regarding Genesis or any of the Pipeline System furnished or made available to Denbury or its representatives, including any information provided to Denbury or its Affiliates under or in connection with the Pipeline Contracts, and Denbury acknowledges and agrees that Genesis has made no other representations or warranties regarding the Pipeline System other than as set forth in Article IV hereof and that Genesis has specifically disclaimed any such other representation or warranty.

5.7   <u>Compliance with Laws</u>. Denbury shall promptly obtain, or have transferred to its name, and maintain all permits or consents required by public or private parties in connection with the Pipeline System purchased.

5.8   <u>Disclosure</u>. To Denbury's Knowledge, the representations and warranties contained in this <u>Article V</u> do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this <u>Article V</u> not misleading. To the Denbury's Knowledge, there is no fact that has not been disclosed in this Agreement, that has or could be reasonably expected to impair the ability of Denbury to perform this Agreement, any undertaking herein or the transactions contemplated hereby.

ARTICLE VI.
OTHER AGREEMENTS AND OBLIGATIONS OF THE PARTIES

6.1   <u>Assignments Requiring Consents, Preferential Purchase Rights</u>.

(a)   Buyer acknowledges and agrees that the list of Required Consents (as such term is defined in the Original PSA) contained in the Original PSA is deemed to have been a true, correct and complete list of Required Consents with respect to the Original PSA (including, for the avoidance of doubt, that there were no such third-party consents that should have been scheduled as a Required Consent or an Outstanding Consent in the Original PSA that were not so scheduled), and further assuming that (i) the Parties have obtained all such Required Consents prior to the date hereof, and (ii) such Required Consents are sufficient to grant consent to the transactions contemplated by this Agreement (collectively, the "Consent Assumptions"), Exhibit 3.5(a)(viii)-(l) sets forth all consents of any third-party required in connection with the assignment of any rights of Genesis under Rights of Way, including Environmental Permits or any occupational health or safety laws, licenses, franchises or any other assets comprising a part of the Pipeline System, including, for the avoidance of doubt, any consents arising during the Genesis Ownership Period (the "Required Consents"). Based on the Consent Assumptions, all Required Consents that have not been obtained as of the Closing Date are set forth on Exhibit 3.5(a)(viii)-(2) (the "Outstanding Consents"). Genesis shall, subject to the terms of this Section 6.1, use commercially reasonable efforts to obtain all Outstanding Consents within a reasonable time following Closing. The refusal of any third-party (other than an Affiliate of Genesis) to give any Outstanding Consent (including any consent that would have been a Required Consent or Outstanding Consent but for the Consent Assumptions) or the fact or claim that the attempted assignment of any rights by Genesis is ineffective because of the failure to obtain any Outstanding Consent (including any consent that would have been a Required Consent or an Outstanding Consent but for the Consent Assumptions) shall not constitute a breach of any of the representations, warranties or covenants of Genesis hereunder, including, without limitation, the representation and warranty in Section 4.3(b), provided that Genesis complies with this Section 6.1, and further assists Denbury in making or seeking alternative arrangements (including, but not limited to, granting right-of-way licenses to Denbury). Denbury also agrees that it shall have no claim against Genesis based upon any failure to obtain any Outstanding Consent (provided that Genesis shall otherwise comply with the terms of this Agreement, including this Section 6.1), including any consent that would have been a Required Consent or an Outstanding Consent but for the Consent Assumptions.

(b)   In each instance where an Outstanding Consent has not been obtained as of the Closing, Genesis shall, for no additional consideration, to the extent permitted by Applicable Law or the terms of the applicable contract, enter into such alternative arrangements and agreements with Denbury as may be appropriate in order to permit Denbury to realize, receive, and enjoy substantially similar rights and benefits and to enable Denbury to conduct the operation of the Pipeline System until such consents are obtained. If, after the exercise of efforts consistent with the standard set forth in clause (a) immediately above, any such Outstanding Consents are not obtained, to the extent permitted by Applicable Law or the terms of the applicable contract, Genesis shall cooperate with Denbury in any reasonable efforts of Denbury to provide for alternative arrangements (including, but not limited to, the obtaining by Denbury of new right-of-way licenses) designed to provide for the benefit of Denbury any and all rights of Genesis in and to such right-of-way grant. To the extent an assignment of a right-of-way grant is prohibited by law or otherwise, nothing herein shall constitute or be construed as an attempt of an assignment thereof. The foregoing shall not apply to the extent something would have been a Required Consent or an Outstanding Consent under this Agreement but for the Consent Assumptions.

(c)   Notwithstanding anything to the contrary stated in this Section 6.1, Denbury assumes the risk of any transfer restrictions or renegotiation requirements associated with, or the expiration of, any Rights of Way, Permits, franchises, Contracts or other agreements applicable to the Pipeline System.

6.2   No Solicitation of Employees. For a period of one year following the Closing, Denbury will not, without Genesis' prior written consent, directly or indirectly, (i) cause or attempt to cause any employee of Genesis to terminate his or her employment relationship with Genesis, (ii) interfere or attempt to interfere with the relationship between Genesis and any employee of Genesis, or (iii) solicit or attempt to solicit any employee of Genesis; *provided*, *however*, that the restrictions set forth in this Section 6.2 shall not be applicable with respect to any employee who is terminated by Genesis after the Closing or who is solicited by Denbury with the written consent of Genesis.

6.3   Incidental Contamination. Denbury acknowledges that the Pipeline System may contain Naturally Occurring Radioactive Material ("NORM") in various potential forms. Denbury also expressly understands that special procedures may be required for the remediation, removal, transportation and disposal of NORM from the inside or outside of the piping, equipment and other personal property included of the Pipeline System. Notwithstanding any contrary provision or definition contained herein, in connection with these substances affixed to the inside or outside of the piping, equipment and other personal property included of the Pipeline System, Denbury expressly assumes all liability for or in connection with the future abandonment and removal of the pipelines, tanks, equipment and other personal property included in the Pipeline System and the assessment, remediation, removal, transportation and disposal of any such pipelines, equipment and personal property and associated activities in accordance with all relevant rules, regulation and requirements of governmental authorities.

6.4   Document Retention.

(a)   Within 60 days after Closing, Genesis shall turn over to Denbury at Genesis' offices (which may occur via electronic transmission) copies of the following types of records and information relating to the Pipeline System, in each case to the extent same are reasonably necessary for the ownership of the Pipeline System by Denbury: studies, analyses, as-built drawings, blueprints, plans, constructions, specifications, surveys, reports, diagrams, and repair records related to the Pipeline System. Genesis and Denbury agree to cooperate with each other and act in good faith in connection with the turnover of records and information pursuant to this Section 6.4. Genesis and Denbury agree that documents and materials relating to the Pipeline System held by either Party shall be open for inspection by the other Party at reasonable times and upon reasonable notice during regular business hours for such period following the Closing Date as may be required by law or governmental regulation, and that the other Party may during such period at its expense make such copies thereof as it may reasonably request.

(b)   From and after the Closing Date, Genesis and Denbury shall use their reasonable efforts to afford the other access to its employees who are familiar with the operations of the Pipeline System for proper corporate purposes, including, without limitation, the defense of legal proceedings. Such access may include interviews or attendance at depositions or legal proceedings; *provided*, *however*, that in any event all expenses (including wages and salaries) reasonably incurred by either Party in connection with this Section 6.4(b) shall be paid or promptly reimbursed by the Party requesting such services.

6.5   Further Assurances. Upon the request of Genesis, Denbury agrees to execute and deliver mutually agreeable, specific assumption agreements with respect to the obligations and liabilities assumed by Denbury pursuant to this Agreement. Each Party agrees to comply with all notice or other requirements (including execution and delivery of transfer or other forms required by any Governmental Body) necessary or required by Applicable Laws in connection with the transactions contemplated by this Agreement, Denbury's assumption of obligations and liabilities hereunder, and the appointment of Denbury as operator of the Pipeline.

ARTICLE VII.
SURVIVAL OF OBLIGATIONS; INDEMNIFICATION

7.1   Survival of Obligations. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive the Closing and claims may be asserted with respect thereto to the extent permitted by this Article VII.

7.2   Indemnification by Genesis.

(a)   Subject to Section 7.5 below, Genesis hereby agrees to indemnify and hold Denbury, its Affiliates and each of their respective directors, officers, employees, Affiliates, contractors, agents, attorneys, representatives, successors and permitted assigns (collectively, the "Denbury Indemnified Parties") harmless from and against:

(i)   any and all losses, liabilities, obligations, damages, actions, suits, proceedings, investigations, complaints, claims, demands, assessments, judgments, penalties, fines, costs, expenses and fees (including court costs and attorneys' fees and expenses), but subject to Section 7.7 below (individually, a "Loss" and, collectively, "Losses") to the extent based upon or arising from or out of:

(A)   any breach of the representations, warranties, covenants or agreements made by Genesis or its Affiliates in this Agreement, the Ancillary Agreements or in the Conveyance Agreements; or

(B)   any Excluded Liabilities.

(ii)   any and all Environmental Costs and Liabilities to the extent based upon or arising from or out of any condition first existing during the Genesis Ownership Period (except to the extent Denbury would be obligated to indemnify Genesis under Section 7.3(a)(ii)(z)), or act or omission by Genesis or any of its Affiliates during the Genesis Ownership Period with respect to Genesis' (or its Affiliates') ownership, maintenance or operation of the Pipeline System except to the extent that Denbury would have been responsible or otherwise required to indemnify any party therefor under the Pipeline Contracts. To the extent that any Losses are also Environmental Costs and Liabilities, Genesis' only indemnification obligation regarding such Losses will be under this Section 7.2(a)(ii).

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(iii)   To the extent covered by an indemnification obligation in this Agreement, Losses and Environmental Costs and Liabilities, are individually referred to herein as a "Covered Loss" and collectively referred to herein as "Covered Losses."

(b)   Denbury acknowledges and agrees that Genesis shall not have any liability under any provision of this Agreement for any Covered Loss pursuant to Section 7.2 to the extent (i) that such Covered Loss results from a breach or violation by Denbury under any Pipeline Contract on or prior to the Closing Date, (ii) Denbury would be required to indemnify any party for such Covered Loss under a Pipeline Contract on or prior to the Closing Date, or (iii) such Covered Loss results from any action or omission, after the Closing Date, by Denbury which is determined by final, non-appealable order to constitute gross negligence or willful misconduct. Without in any manner limiting Genesis' indemnification obligations in this Article VII, Denbury shall take and cause its Affiliates to take all reasonable steps to mitigate any Covered Loss with respect to which indemnification is provided to Denbury by Genesis under this Section 7.2 upon becoming aware of any condition or event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to any Covered Loss.

7.3   Indemnification by Denbury.

(a)   Subject to Section 7.5, Denbury hereby agrees to indemnify and hold Genesis, its Affiliates and each of their respective directors, officers, employees, Affiliates, contractors, agents, attorneys, representatives, successors and permitted assigns (collectively, the "Genesis Indemnified Parties") harmless from and against:

(i)   any and all Losses to the extent based upon or arising from or out of:

(A)   any breach of the representations, warranties, covenants or agreements made by Denbury or its Affiliates in this Agreement, the Ancillary Agreements or the Conveyance Agreements; or

(B)   any Assumed/Retained Liabilities.

(ii)   any and all Environmental Costs and Liabilities to the extent based upon or arising from or out of any condition first existing during the Denbury Ownership Period, or act or omission by Denbury or any of its Affiliates (y) during the Denbury Ownership Period with respect to Denbury's (or its Affiliates') use, occupancy, ownership, maintenance or operation of the Pipeline System or (z) during the Genesis Ownership Period with respect to Denbury's (or its Affiliates') use or occupancy of the Pipeline System except to the extent that Genesis would have been responsible or otherwise required to indemnify any party therefor under the Pipeline Contracts. To the extent that any Losses are also Environmental Costs and Liabilities, Denbury's only indemnification obligation regarding such Losses will be under this Section 7.3(a)(ii).

(b)   Genesis acknowledges and agrees that Denbury shall not have any liability under any provision of this Agreement for any Covered Loss pursuant to Section 7.3 to the extent (i) that such Covered Loss results from a breach or violation by Genesis under any Pipeline Contract on or prior to the Closing Date, (ii) Genesis would be required to indemnify any party for such Covered Loss under a Pipeline Contract on or prior to the Closing Date, or (iii) such Covered Loss results from any action or omission, after the Closing Date, by Genesis which is determined by final, non-appealable order to constitute gross negligence or willful misconduct.. Without in any manner limiting Denbury's indemnification obligations in this Article VII, Genesis shall take and cause its Affiliates to take all reasonable steps to mitigate any Covered Loss with respect to which indemnification is provided to Genesis by Denbury under this Section 7.3 upon becoming aware of any condition or event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to any such Covered Loss.

7.4   Indemnification Procedures.

(a)   In the event that any claims shall be instituted or asserted by any Person in respect of which indemnification may be sought under Section 7.2 or 7.3 hereof, regardless of the limitations set forth in Section 7.5 (an "Indemnifiable Claim"), the indemnified party shall reasonably and promptly cause notice of such Indemnifiable Claim of which it has knowledge to be forwarded to the indemnifying party, *provided*, *however*, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to the indemnified party unless it is determined by non-appealable, final order that such indemnifying party is materially prejudiced in its defense by reason of such delay. The indemnifying party shall have the right, at its sole option and expense, and using counsel of its choice, which must be reasonably satisfactory to the indemnified party, to elect to defend against, negotiate, settle or otherwise deal with any such Indemnifiable Claim, subject to the limitations set forth in this Section 7.4. The indemnifying party shall within 30 days (or sooner, if the nature of the Indemnifiable Claim so requires) of receiving notice thereof from the indemnified party, notify the indemnified party whether or not it elects to defend against, negotiate, settle or otherwise deal with any such Indemnifiable Claim. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnifiable Claim, or if the indemnifying party fails to notify the indemnified party within 30 days (or sooner, if the nature of the Indemnifiable Claim so requires) whether or not it so elects, the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnifiable Claim. If the indemnifying party does elect to defend against, negotiate, settle or otherwise deal with any such Indemnifiable Claim, the indemnified party may participate, at his or its own expense, in dealing with such Indemnifiable Claim; *provided*, *however*, that such indemnified party shall be entitled to so participate with separate counsel at the expense of the indemnifying party, and further provided, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Indemnifiable Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement, or otherwise dealing with, any such Indemnifiable Claim. Notwithstanding anything in this Section 7.4 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnifiable Claim, or permit a default judgment or consent to entry of any judgment with respect to such Indemnifiable Claim, unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Indemnifiable Claim. If the indemnifying party makes any payment on any Indemnifiable Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other rights of the indemnified party with respect to such Indemnifiable Claim.

7.5   Certain Limitations on Indemnification.

(a)   Notwithstanding anything herein to the contrary, in order to be entitled to indemnification (i) under Sections 7.2(a)(i)(A) or 7.3(a)(i)(A), a Party must give written notice (providing reasonable detail) to the other Party of any such Covered Loss with respect to which it seeks indemnification prior to the expiration of the fifth anniversary of the Closing Date (the "Fifth Anniversary"), and (ii) with respect to all other Covered Losses, a Party must give written notice (providing reasonable detail) to the other Party of any such Covered Loss with respect to which it seeks indemnification at any time following the Closing Date. Except as provided above, any right to indemnification under Sections 7.2(a)(i)(A) or 7.3(a)(i)(A) for a Covered Loss of which notice is not given by a Party on or prior to the Fifth Anniversary will be irrevocably and unconditionally released and waived.

(b)   Notwithstanding any other provision of this Article VII, neither Genesis nor Denbury shall have any indemnification obligations for Covered Losses under Sections 7.2(a)(i)(A) or 7.3(a)(i)(A) (i) for any individual Covered Loss in an amount less than $50,000 and (ii) in respect of each individual Covered Loss in an amount equal to or greater than $50,000, unless the aggregate amount of all such Covered Losses exceeds $250,000. In no event shall the aggregate indemnification to be paid by Genesis under Section 7.2(a)(i)(A) (i) with respect to breaches of the representations and warranties made in Sections 4.1, 4.2 and 4.3(a) of this Agreement (the "Fundamental Representations") exceed one hundred percent (100%) of the Purchase Price, and (ii) with respect to other breaches other than breaches of Fundamental Representations exceed $5,500,000. In no event shall the aggregate indemnification to be paid by Denbury under Section 7.3(a)(i)(A) (i) with respect to breaches of representations and warranties made in Sections 5.1, 5.2, and 5.3(a) of this Agreement exceed one hundred percent (100%) of the Purchase Price and (ii) with respect to breaches other than breaches of Sections 5.1, 5.2 and 5.3(a) exceed $5,500,000.

(c)   No representation or warranty of Genesis contained herein shall be deemed untrue or incorrect, and Genesis shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event of which is disclosed in response to another representation or warranty contained in this Agreement.

(d)   WHERE LOSSES CAUSED BY THE USE, OCCUPANCY, OWNERSHIP, MAINTENANCE OR OPERATION OF THE PIPELINE SYSTEM OR THE CARBON DIOXIDE (AS DEFINED IN THE TRANSPORTATION SERVICES AGREEMENT) DURING THE GENESIS OWNERSHIP PERIOD ARE CAUSED BY THE FAULT, NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR STRICT LIABILITY OF BOTH (1) ONE OR MORE OF THE DENBURY INDEMNIFIED PARTIES AND (2) ONE OR MORE OF THE GENESIS INDEMNIFIED PARTIES, A PARTY'S DUTY OF INDEMNIFICATION AS SET FORTH IN THIS ARTICLE VII OR ELSEWHERE IN THIS AGREEMENT SHALL BE IN PROPORTION TO ITS ALLOCABLE SHARE OF LOSSES

ATTRIBUTABLE TO THE DENBURY INDEMNIFIED PARTIES AND GENESIS INDEMNIFIED PARTIES.

(e) ALL RELEASES, DISCLAIMERS, LIMITATIONS ON LIABILITY, AND INDEMNITIES IN THIS AGREEMENT, INCLUDING THOSE IN THIS <u>ARTICLE VII</u>, SHALL APPLY EVEN IN THE EVENT OF THE SOLE, JOINT AND/OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR FAULT OF THE PARTY WHOSE LIABILITY IS RELEASED, DISCLAIMED, LIMITED OR INDEMNIFIED.

7.6 <u>Tax Treatment of Indemnity Payments</u>. Genesis and Denbury agree to treat any indemnity payment made pursuant to this <u>Article VII</u> as an adjustment to the Purchase Price for federal, state and local income Tax purposes.

7.7 <u>No Consequential Damages</u>. Notwithstanding anything to the contrary elsewhere in this Agreement, no Party shall, in any event, be liable to any other Party or such other Party's Related Indemnified Parties (Genesis' Related Indemnified Parties are the Persons other than Genesis included in the Genesis Indemnified Parties and Denbury's Related Indemnified Parties are the Person's other than Denbury included in the Denbury Indemnified Parties) for any consequential, incidental, indirect, special or punitive damages of such other Party or such other Party's Related Indemnified Parties, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof; *provided*, *however*, that a Party may be liable to the other Party or such other Party's Related Indemnified Parties for consequential, incidental, indirect, special or punitive damages (including loss of future revenue, income or profits, diminution in value or loss of business reputation or opportunity relating to the breach or alleged breach hereof) paid by such other Party or such other Party's Related Indemnified Parties to a third party which are part of a Covered Loss with respect for which indemnification is provided under this <u>Article VII</u>.

7.8 <u>Exclusive Remedy</u>. The sole and exclusive remedy for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed on or after the Closing Date or otherwise related to this transaction, shall be indemnification in accordance with this Article VII or any other express indemnification provisions in this Agreement or as otherwise provided in the Omnibus Termination Agreement. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by applicable law, any and all other rights, claims and causes of action (including rights of contribution under Environmental Laws or otherwise, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Genesis or Denbury, as the case may be, arising under or based upon any federal, state or local law (including any such Environmental Law relating to environmental matters or arising under or based upon any securities law, common law or otherwise).

ARTICLE VIII.
TAXES - PRORATIONS AND ADJUSTMENTS

8.1 <u>Proration</u>. Subject to the terms set forth in the Omnibus Termination Agreement and the Proration Agreement, Denbury and Genesis agree to the allocation of payment obligations for Pipeline System Taxes, fees and other costs relating to the Pipeline System as follows:

(a)   All Pipeline System Taxes for a period that straddles (i.e. that begins on or before and ends after) the Closing Date (hereinafter referred to as a "Straddle Period") shall be prorated between Denbury and Genesis as of the Closing Date based upon the number of days during the applicable Straddle Period each party owned the Pipeline System, with Denbury being treated as the owner on the Closing Date. For purposes of this Agreement, Pipeline System Taxes shall be prorated between Denbury and Genesis as of the Closing Date regardless of when such Pipeline System Taxes are actually billed and payable. At Closing, (1) Genesis' pro rata portion of any unpaid Pipeline System Taxes for a Straddle Period shall be deducted from the Purchase Price to be paid to Genesis, and (2) Denbury's pro rata portion of any Pipeline System Taxes for a Straddle Period that have been previously paid by Genesis shall be added to the Purchase Price to be paid by Denbury to Genesis. Denbury shall actually pay to the taxing authority all Pipeline System Taxes for Straddle Periods which are payable after the Closing Date. Further adjustment to be made for Pipeline System Taxes for a Straddle Period which are payable after the Closing Date shall be made pursuant to the Proration Agreement.

(b)   All (i) amounts of rents and charges for water, sewer, telephone, electricity, and other utilities and fuel, (ii) amounts of annual permits and/or annual inspection fees, and (iii) other such amounts and charges that are normally subject to pro ration between a purchaser and a seller of real or personal property interests such as rents, fees and other amounts paid by or to a seller under any lease, other contract or arrangement covering the Pipeline System, that are applicable to a Straddle Period (collectively "Proratable Amounts") shall be prorated between Denbury and Genesis as of the Closing Date based on the number of days of the applicable Straddle Period or usage, as applicable, during which each party owned the Pipeline System, with Denbury being treated as the owner on the Closing Date. Such Proratable Amounts shall be prorated between Denbury and Genesis as of the Closing Date regardless of when such amounts are actually billed and payable. At Closing, Genesis' pro rata portion of any such Proratable Amounts shall be deducted from the Purchase Price to be paid to Genesis. At Closing Denbury's pro rata portion of any such Proratable Amounts that have been previously paid by Genesis shall be added to the Purchase Price to be paid by Denbury to Genesis. Denbury shall actually pay to the applicable party all such Proratable Amounts which are payable after the Closing Date; *provided*, *however*, if Genesis pays any such Proratable Amounts, Genesis shall forward any such invoices and evidence of payment to Denbury, and Denbury shall reimburse Genesis within thirty (30) days following receipt. Notwithstanding anything in this Agreement to the contrary, no further adjustment shall be made for any such Proratable Amounts which are payable after the Closing Date, and Denbury hereby agrees to assume the payment of all such Proratable Amounts effective upon the Closing Date.

(c)   All refunds, credits, debits and liabilities for Taxes attributable to (i) the Genesis Ownership Period shall be the sole property and entitlement or detriment of Genesis, or (ii) the Denbury Ownership Period shall be the sole property and entitlement or detriment of Denbury, in each case, determined with respect to any Straddle Period in accordance with the principles in Section 8.1(a), and to the extent received or incurred by Denbury or Genesis after the Closing Date, Denbury or Genesis, as applicable, shall fully disclose, account for, and except as otherwise provided for herein, remit same to or receive same from Genesis or Denbury promptly. Genesis and Denbury shall furnish each other with such documents and other records as shall be reasonably requested in order to confirm all proration calculations.

8.2   Sales Taxes. The Purchase Price provided for hereunder assumes that no sales, use, transfer or similar Taxes are required to be paid to any state or other taxing authority in connection with the sale and transfer of property pursuant to this Agreement (including without limitation documentary transfer Taxes, realty transfer Taxes and charges or fees with respect to the transfer of real property or to the recordation of the documents necessary for the transfer of real property that may be required for the transfer of property from Genesis to Denbury). However, in the event any Governmental Body deems any such Tax, fee or levy imposed on or assessed against the transfer of the Pipeline System to Denbury under this Agreement, Denbury shall be liable and responsible for timely payment thereof and shall indemnify and hold Genesis harmless with respect to the payment of any such Taxes, fees or levies, including any interest or penalties assessed thereon. Denbury shall also pay all fees for recording all instruments of conveyance or applications for permits or licenses or the transfer thereof relating to the transfer of the interests included in the Pipeline System.

8.3   Cooperation. Each Party shall provide the other Party with reasonable access to all relevant documents, data and other information which may be required by the other Party for the purpose of preparing Tax Returns, responding to any audit by any taxing jurisdiction, and determining the amount of refunds, credits, debits and liabilities for Taxes that are the property and entitlement or detriment of each Party. Each Party shall cooperate with all reasonable requests of the other Party made in connection with determining or contesting Tax liabilities attributable to the Pipeline System. Notwithstanding anything to the contrary contained in this Agreement, neither Party to this Agreement shall be required at any time to disclose to the other Party any Tax Returns or other confidential Tax information.

8.4   Payables. Notwithstanding the Closing and except to the extent covered by Sections 8.1 through 8.2, all of the accounts payable due to third parties by Genesis based upon its ownership or operation of the Pipeline System through the Closing Date shall be paid and borne by Genesis. In addition, Denbury and Genesis (and their respective Affiliates, if applicable) shall remain liable for any accrued and unpaid obligations under the Pipeline Contracts, which shall be settled in accordance with the Omnibus Termination Agreement.

ARTICLE IX.
MISCELLANEOUS

9.1   No Brokers. Each Party represents and warrants to the other that there are no claims for brokerage commissions or finders' fees or other like payments owed by such Party to another Person in connection with the transactions contemplated by this Agreement. Each Party will pay or discharge, and will indemnify and hold harmless the other from and against, any and all claims for brokerage commissions or finders' fees incurred by reason of any action taken by such indemnifying Party.

9.2   Expenses. Except as otherwise provided herein, each Party will pay all fees and expenses incurred by it in connection with this Agreement and the consummation of the transactions contemplated hereby.

9.3   Further Assurances. Each Party will from time to time after the Closing and without further consideration, upon the request of the other Party, execute and deliver such documents and take such actions as the other Party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

9.4 <u>Assignment; Parties in Interest</u>. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the Parties; provided that neither Party may transfer or assign any of its rights or obligations hereunder or any interest herein without the prior written consent of the other Party.

9.5 <u>Entire Agreement; Amendments</u>. This Agreement, including the Exhibits Schedules and any agreements delivered pursuant hereto, contains the entire understanding of the Parties with respect to the sale of the Pipeline System. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement and such other agreements supersede all prior agreements and undertakings between the Parties with respect to the sale of the Pipeline System, except to the extent any such prior agreement is specifically referred to herein or therein. This Agreement may be amended or modified only by a written instrument duly executed by each of the Parties. Unless otherwise provided herein, any condition to a Party's obligations hereunder may be waived only in writing by such Party.

9.6 <u>Severability</u>. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision(s) had never been contained herein.

9.7 <u>Interpretation</u>. The article and section headings are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.8 <u>Notices</u>. Notices and other communications provided for herein shall be in writing (which shall include notice by email) and shall be delivered, mailed or emailed, addressed as follows:

(a) If to Genesis:

c/o Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002
Email: Kristen.Jesulaitis@genlp.com
Attention: Kristen Jesulaitis

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street
44th Floor
Email: ccentrich@akingump.com
Attention: Chris Centrich

(b) If to Denbury:

c/o Denbury Inc.
5851 Legacy Circle, Suite 1200
Plano, Texas 75024
Email: mark.allen@denbury.com
Attention: Mark Allen

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Email: william.bos@kirkland.com
Attention: Will Bos, P.C.

and

Kirkland & Ellis LLP
1601 Elm Street
Dallas, Texas 75201
Email: thomas.laughlin@kirkland.com
Attention: Thomas K. Laughlin, P.C.

or to such other address as the Person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above. Any notice shall not be deemed to have been given to any Party until actually received by such Party.

9.9 <u>Waiver of Rescission</u>. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of either Party after the consummation of the Closing to rescind this Agreement or any of the transactions contemplated hereby.

9.10 <u>Governing Law</u>. This Agreement, and the transactions contemplated hereby, shall be construed in accordance with, and governed by, the laws of the State of Texas and venue shall be in Harris County, Texas, without regard to any conflict of law rules that would direct application of the laws of another jurisdiction, except to the extent that it is mandatory that the law of some other jurisdiction, wherein the Pipeline System is located, shall apply. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail) or postage prepaid to the address set forth in Section 9.8. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any person other than the Parties to this Agreement. **THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER**

ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE.

9.11   <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

9.12   <u>Exhibits</u>. All Exhibits and Schedules attached hereto are hereby made a part of this Agreement and incorporated herein by this reference. Any terms used but not defined in the Exhibits and Schedules shall have the meanings assigned to such terms in this Agreement.

9.13   <u>No Third-Party Beneficiary</u>. Except as expressly provided herein, this Agreement is not intended to create nor shall it be construed to create, any rights in any third party beneficiaries.

9.14   <u>Use of Genesis' Name</u>. As soon as practicable after Closing, Denbury shall cease to use and shall remove or cause to be removed the names and marks used by Genesis and all variations and derivatives thereof and logos relating thereto, and any information regarding Genesis, from the Pipeline System and shall not thereafter make any use whatsoever of such names, marks and logos, or information regarding Genesis, whether as identification for the Pipeline System or in connection with documentation and correspondence relating thereto, except as may be necessary to complete the transfer of the Pipeline System and any consents related thereto. In the event Denbury has not completed such removal within 180 days after Closing, Genesis shall have the right but not the obligation to cause such removal and Denbury shall reimburse Genesis for any costs or expenses incurred by Genesis in connection therewith.

9.15   <u>Conflict with Conveyance Agreements</u>. Genesis and Denbury acknowledge and agree that in the event of any conflict or inconsistency between the terms and provisions of this Agreement and the terms and provisions of the Conveyance Agreements, the terms and provisions of this Agreement shall control.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth in the first paragraph hereof.

GENESIS:

GENESIS FREE STATE PIPELINE, LLC

By: /s/ Grant E. Sims

Name: Grant E. Sims

Title: Chief Executive Officer

DENBURY:

DENBURY ONSHORE, LLC

By: /s/ Mark Allen
Name: Mark Allen
Title: Executive Vice President, Chief
           Financial Officer, Treasurer and
           Assistant secretary



News

DENBURY REACQUIRES THE NEJD AND FREE STATE CO$_2$ PIPELINES

Reduces Debt and Lowers Interest Expense While Maximizing Flexibility for Future CCUS Operations

PLANO, Texas – November 4, 2020 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today announced that it has restructured its long-standing CO$_2$ pipeline arrangements with Genesis Energy, L.P. ("Genesis"), covering:

- the 183-mile Northeast Jackson Dome (NEJD) Pipeline system which runs south from Denbury's Jackson Dome CO$_2$ source field to near Donaldsonville, Louisiana, where it connects into Denbury's Green Pipeline extending across south Louisiana and southeast Texas to near Houston, and
- the 86-mile Free State Pipeline which runs from Jackson Dome to Denbury's oil fields in eastern Mississippi.

Under the terms of the agreements executed on October 30, 2020, (a) Denbury reacquired the NEJD Pipeline system from Genesis in exchange for $70 million, to be paid in four equal payments during 2021, representing full settlement of all remaining obligations under the NEJD secured financing lease; and (b) Denbury reacquired the Free State Pipeline from Genesis in exchange for a one-time payment of $22.5 million on October 30, 2020. Denbury plans to fund these payments with excess cash flow and borrowings under its bank credit facility.

Denbury historically recorded the NEJD and Free State pipeline financing arrangements as debt on its balance sheet, which totaled approximately $116 million prior to the application of fresh start accounting on September 18, 2020, as part of Denbury's exit from bankruptcy. As a result of these transactions and the application of fresh start accounting, Denbury's total remaining debt obligations associated with the NEJD and Free State pipeline financing arrangements were reduced by approximately $25 million, to approximately $91 million.

NEJD Pipeline System Transaction Details

- In May 2008, Denbury conveyed ownership of the NEJD Pipeline system to Genesis for $175 million and entered into a 20-year financing lease agreement to repay Genesis its principal amount plus interest at an effective rate of 10.25%.

- Before applying fresh start accounting as of September 18, 2020, Denbury's remaining obligation associated with the NEJD Pipeline financing lease agreement was estimated to be approximately $68 million.

- In full settlement of all remaining obligations under the NEJD financing lease agreement, Denbury has agreed to pay Genesis a total of $70 million in four equal quarterly payments of $17.5 million each payable on January 31, April 30, July 31 and October 31, 2021. In exchange, on October 30, 2020, Denbury reacquired the NEJD Pipeline system from Genesis.

Free State Pipeline Purchase Details

- In May 2008, Denbury sold the Free State Pipeline to Genesis for $75 million and entered into a 20-year transportation services agreement with Genesis.

- Before applying fresh start accounting as of September 18, 2020, Denbury's recorded debt obligation associated with the Free State Pipeline transportation services agreement was approximately $48 million.

- On October 30, 2020, Denbury paid $22.5 million to reacquire the Free State Pipeline from Genesis.

Chris Kendall, President and CEO of Denbury said, "We are very pleased to have reached this agreement with Genesis to restructure and simplify these final pieces of our legacy debt obligations. These transactions further reduce our debt and interest expense while ensuring maximum flexibility to both operate our pipeline infrastructure and to accommodate future opportunities. We believe that Denbury's extensive CO_2 pipeline infrastructure is an important strategic asset that is well positioned for the emerging carbon capture, utilization, and storage business, which we believe will drive significant and sustainable future value creation for Denbury."

ABOUT DENBURY

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to carbon dioxide enhanced oil recovery (CO_2 EOR) operations. For more information about Denbury, please visit www.denbury.com.

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This press release contains forward-looking statements that involve a number of risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent Form 10-Q and its 2019 Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383